As confidentially submitted with the Securities and Exchange Commission on December 11, 2020. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRULIEVE CANNABIS CORP.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia	2833	84-2231905
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

6749 Ben Bostic Road

Quincy, FL 32351

(850) 480-7955

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kim Rivers

Chairman and Chief Executive Officer

Trulieve Cannabis Corp.

6749 Ben Bostic Road

Quincy, FL 32351

(850) 480-7955

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric Powers, Esq. Trulieve Cannabis Corp. 6749 Ben Bostic Road Quincy, FL 32351 (850) 480-7955	Stacie S. Aarestad, Esq. Ryan M. Rourke Reed, Esq. Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02110 (617) 832-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Subordinate Voting Shares, no par value	75,350,422	$	$	$

(1)

Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low sales price of the Registrant’s Subordinated Voting Shares as reported by the OTCQX Best Market on                 , 2020.

(2)	Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 11, 2020

PROSPECTUS

75,350,422 Subordinate Voting Shares

This prospectus relates to the sale or other disposition from time to time of up to 75,350,422 subordinate voting shares, no par value, or Subordinate Voting Shares, consisting of (i) 10,102,325 Subordinate Voting Shares, (ii) 59,186,536 Subordinate Voting Shares issuable upon conversion of super voting shares, no par value, or Super Voting Shares, and multiple voting shares, no par value, or Multiple Voting Shares, and (ii) 6,061,561 Subordinate Voting Shares issuable upon exercise of outstanding warrants of Trulieve Cannabis Corp. by the selling shareholders named in this prospectus. We are not selling any Subordinate Voting Shares under this prospectus and will not receive any of the proceeds from the sale of Subordinate Voting Shares by the selling shareholders.

We have three classes of issued and outstanding shares: Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares. The terms and conditions of the Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares are identical except with respect to voting and conversion rights. Super Voting Shares are convertible into Multiple Voting Shares on a one-for-one basis and Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-100 basis. Each Subordinate Voting Share is entitled to one vote per share; each Multiple Voting Share is entitled 100 votes per share and each Super Voting Share is entitled to 200 votes per share. Super Voting Shares may be converted into Multiple Voting Shares and Multiple Voting Shares (including Multiple Voting Shares issued upon conversion of Super Voting Shares) may be converted into Subordinate Voting Shares at the option of their holder at any time and will automatically be converted into Subordinate Voting Shares under certain circumstances. The conversion ratios of the Super Voting Shares and Multiple Voting Shares, or the Conversion Ratios, are subject to adjustment in certain circumstances. See “Description of Capital Stock”.

The selling shareholders may sell or otherwise dispose of the Subordinate Voting Shares covered by this prospectus in a number of different ways and at varying prices. The prices at which the selling shareholders may sell the Subordinate Voting Shares will be determined by the prevailing market price for the Subordinate Voting Shares or in negotiated transactions. We provide more information about the selling shareholders and how they may sell or otherwise dispose of their Subordinate Voting Shares in the sections entitled “Selling Shareholders” and “Plan of Distribution” on pages 29 and 126, respectively, of this prospectus. The selling shareholders will pay all brokerage fees and commissions and similar expenses. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the Subordinate Voting Shares with the Securities and Exchange Commission, which we refer to as the SEC.

Our Subordinate Voting Shares are quoted on the Canadian Securities Exchange, or the CSE, under the symbol “TRUL” and on the OTCQB Market under the symbol “TCCNF.” The last reported sale price of our Subordinate Voting Shares on the CSE on December 10, 2020 was C$38.19 per share and on the OTCQB Market on December 10, 2020 was $30.15 per share.

Investing in our Subordinate Voting Shares involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2020.

Unless the context otherwise requires, the terms “Trulieve,” “we,” “us” and “our” in this prospectus refer to Trulieve Cannabis Corp. and its subsidiaries, and “this offering” refers to the offering contemplated by this prospectus.

Neither we nor the selling shareholders authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of the date of such prospectus, regardless of its time of delivery or any sale of Subordinate Voting Shares. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the selling shareholders are not, making an offer of these securities in any jurisdiction where such offer is not permitted.

We have not done anything that would permit a public offering of the Subordinate Voting Shares or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required,

i

other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Subordinate Voting Shares and the distribution of this prospectus outside of the United States.

It is important for you to read and consider all of the information contained in this prospectus in making your investment decision. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Subordinate Voting Shares. You should read the following summary together with the more detailed information appearing in this prospectus, including our financial statements and related notes, and the information set forth under the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. Unless the context otherwise requires, the terms “Trulieve,” “our company,” “the Company,” “we,” “us” and “our” in this prospectus refer to Trulieve Cannabis Corp. and its subsidiaries.

Overview

We are a multi-state cannabis operator currently operating under licenses in five states. Headquartered in Quincy, Florida, we are the brand leader for quality medical cannabis products and services in Florida and want to become the the brand leader for quality medical and recreational cannabis products and services in all of the markets that we serve. All of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal marijuana sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, only California and Massachusetts have adopted legislation permitting the sale of adult-use cannabis products. As of September 30, 2020, we employed nearly 4,000 people and we are committed to providing patients, which we refer to herein as “patients” or “customers,” a consistent and welcoming retail experience across Trulieve branded stores. We have five material subsidiaries: Trulieve, Inc., or Trulieve US, Leef Industries, LLC, or Leef Industries, Life Essence, Inc., or Life Essence, Trulieve Holdings, Inc., or Trulieve Holdings, and Trulieve Bristol, Inc. (formerly The Healing Corner, Inc. and referred to herein as “Healing Corner”). Each of Trulieve US, Leef Industries, Life Essence, Trulieve Holdings and Healing Corner is wholly-owned (directly or indirectly) by Trulieve Cannabis Corp. As of September 30, 2020, substantially all of our revenue was generated from the sale of cannabis products for medicinal use in the State of Florida. To date, neither the sale of adult-use cannabis products, nor our operations in Massachusetts, California, Connecticut and Pennsylvania, have been material to our business.

Florida

Trulieve US is a vertically integrated “seed to sale” cannabis company and is the first and largest licensed medical marijuana company in the State of Florida as of September 30, 2020, based on publicly available reports filed with the Florida Office of Medical Marijuana Use, with Trulieve US having the most dispensing locations and more cannabis products dispensed in each reported category than any other licensed company in the state. Trulieve US cultivates and produces all of its products in-house and distributes those products to Trulieve branded stores (dispensaries) throughout the State of Florida, as well as directly to patients via home delivery. Our experience in the vertically integrated Florida market has given us the ability to scale and penetrate in all necessary business segments (cultivation, production, sales and distribution). We believe that we have the experience necessary to secure and maintain the position of market leader in Florida and to carry that expertise effectively into other regulated market opportunities.

As of September 30, 2020, Trulieve US operated over 1,780,408 square feet of cultivation facilities across five sites. In accordance with Florida law, Trulieve US grows all of its cannabis in secure enclosed indoor facilities and greenhouse structures.

Trulieve US operates a good manufacturing practices, or GMP, certified processing facility, encompassing an estimated 55,000 square feet. In furtherance of our patient-first focus, we have developed a suite of Trulieve branded products with over 500 stock keeping units, or SKUs, including smokable flower, edibles, vaporizer cartridges, concentrates, topicals, capsules, tinctures, dissolvable powders, and nasal sprays. This wide variety of products gives patients the ability to select the product that provides them with the most desired effect and delivery mechanism. Trulieve US distributes its products to patients in Trulieve-branded retail stores and by home delivery. As of September 30, 2020, Trulieve US operated 59 stores, encompassing 183,247 square feet of retail space, throughout the State of Florida.

Massachusetts

Life Essence is currently in the permitting and development phase for multiple adult-use and medical cannabis retail locations, as well as a cultivation and product manufacturing facility in Massachusetts. Life Essence has been awarded a Final Adult Use Marijuana Retailer License for a retail location in Northampton and a Final Medical Marijuana Treatment Center License a medical marijuana cultivation and processing facility in Holyoke and medical marijuana dispensary in Northampton. Life Essence also holds Provisional Licenses for Adult Use cultivation and processing at the same facility in Holyoke, and provisional certificates of registration for medical marijuana dispensaries in Holyoke and Cambridge. Subject to receipt final approvals from the Cannabis Control Commission and local permitting, these licenses will allow Life Essence to build out its infrastructure and engage in medical cannabis cultivation, processing and retailing in Massachusetts.

California

Leef Industries operates a licensed medical and adult-use cannabis dispensary located in Palm Springs, California. We believe that Leef Industries has demonstrated encouraging growth in the market, offering in-store and online shopping, along with product home delivery.

Connecticut

Healing Corner is a licensed medical cannabis dispensary located in Bristol, Connecticut. Healing Corner was founded in 2014 and provides a range of medical marijuana products. Patients may reserve their medical marijuana order through Healing Corner’s Canna-Fill online system. As of September 30, 2020, Healing Corner served approximately 10% of Connecticut’s medical marijuana patient population.

Pennsylvania

On November 12, 2020, we completed the acquisition of 100% of the membership interests of: (i) PurePenn LLC and Pioneer Leasing & Consulting LLC, which we refer to collectively as PurePenn, and (ii) Keystone Relief Centers LLC, which does business as and we refer to herein as Solevo Wellness. PurePenn operates marijuana cultivation and manufacturing facilities in the Pittsburgh, Pennsylvania area and currently wholesales to 100% of the operating dispensaries in Pennsylvania. As of September 30, 2020, PurePenn has 35,000 square feet of cultivation space with the ability to produce over 460,000 grams of finished product annually and has a product mix of approximately 95% oil and 5% flower. Solevo Wellness operates three medical marijuana dispensaries, each with six points of sale, in the Pittsburgh, Pennsylvania area.

Key Business Objectives

We plan to continue to focus on rapid growth in Florida, California, Connecticut, Pennsylvania and Massachusetts, while also seeking to move into other states to expand the reach of our brand. We plan to continue to execute on our established business plan of being the clear market leader in the State of Florida. Our growth plans are comprised of three key strategies. In the next 12 months, the Company expects to:

•

Expand Current Cultivation and Production Operations: We will continue to scale cultivation and production operations as justified by supply-demand market dynamics, expanding our Florida indoor cultivation facilities and opening a cultivation and processing facility in Massachusetts.

•	Expand Current Market Retail Footprint: We will continue to scale retail locations in Florida and Massachusetts.

•	New Market Expansion: We will identify new markets that support our business model.

Recent Developments

Alex D’Amico was appointed as our Chief Financial Officer effective June 1, 2020. Our Controller and Director of Financial Reporting, Ryan Blust, served as Interim Chief Financial Officer from April 24, 2020 to June 1, 2020.

At the annual general meeting of our shareholders held on June 2, 2020, two new directors, Susan Thronson and Thomas Millner, were appointed to our board of directors.

On September 21, 2020, we concluded the offer and sale of 4,715,000 Subordinate Voting Shares at a price of $18.56 per share. After paying the underwriting commission of approximately $4.1 million, the Company received aggregate consideration of approximately $83.2 million.

On November 12, 2020, we completed the acquisition of 100% of the membership interests of PurePenn and Solevo Wellness, expanding our operations into the Commonwealth of Pennsylvania.

On November 13, 2020, we were awarded a processor permit by the West Virginia Office of Medical Cannabis.

Our principal executive offices are located at 6749 Ben Bostic Road, Quincy, Florida, 32351 and our telephone number is (850) 480-7955. We maintain a website at http://www.trulieve.com. The information contained on, or accessible through, our website is not part of this prospectus. Our periodic and current reports are available, free of charge, after the material is electronically filed with, or furnished to, the Canadian securities regulators on SEDAR, at www.sedar.com. The offering contemplated by this prospectus is the first public offering of our securities in the United States. Because we have not previously registered a class of securities under Section 12 of the Exchange Act, we have not historically been required to file reports on Forms 10-K, 10-Q or 8-K. We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933, as amended, or the Securities Act, with respect to the Subordinate Voting Shares to be sold in this offering. This prospectus constitutes a part of the registration statement and, following the effectiveness of the registration statement, we will become subject to the full informational and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. For further information about us and our Subordinate Voting Shares, you may refer to the registration statement. You may read, without charge, all or any portion of the registration statement or any reports, statements or other information we file with the SEC on the internet website maintained by the SEC at http://www.sec.gov.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an

emerging growth company, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	an extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements to hold a non-binding advisory vote on executive compensation or seek shareholder approval of golden parachute arrangements not previously approved; and

•

an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

We expect to take advantage of some or all of the reduced reporting and other requirements that will be available to us as long as we qualify as an emerging growth company. We will, in general, remain an emerging growth company for up to five full fiscal years following the effectiveness of the registration statement of which this prospectus forms a part. We will cease to be an emerging growth company and become ineligible to rely on the above exemptions, if we:

•	have $1.07 billion or more in annual revenue in a fiscal year;

•	issue more than $1.0 billion of non-convertible debt during any three-year period; or

•

become a “large accelerated filer” as defined in Rule 12b-2 promulgated under the Exchange Act, which would occur as of the end of our fiscal year where: (i) we have filed at least one annual report pursuant to the Exchange Act; (ii) we have been a company reporting with the Securities and Exchange Commission, or the SEC, for at least 12 months; and (iii) the market value of shares of our Subordinate Voting Shares that are held by non-affiliates equals or exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter.

The Offering

Subordinate Voting Shares offered:	The selling shareholders may offer from time to time up to an aggregate of 75,350,422 Subordinate Voting Shares, consisting of (i) 10,102,325 Subordinate Voting Shares, (ii) an aggregate of 59,186,536 Subordinate Voting Shares issuable upon conversion of 10,040.36 Multiple Voting Shares and 581,825 Super Voting Shares and (iii) 6,061,561 Subordinate Voting Shares issuable upon exercise of outstanding warrants.

Subordinate Voting Shares outstanding:	As of September 30, 2020, 58,134,478 Subordinate Voting Shares were issued and outstanding. As of September 30, 2020, 59,659,459 Subordinate Voting Shares were issuable upon conversion of outstanding Super Voting Shares and Multiple Voting Shares.

Use of proceeds:	We will not receive any of the proceeds from the sale of Subordinate Voting Shares by the selling shareholders in this offering.

Risk Factors:	You should read the “Risk Factors” section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in our Subordinate Voting Shares.

Stock exchange listing:	The Subordinate Voting Shares trade on the Canadian Securities Exchange under the symbol “TRUL” and trade on the OTCQX Best Market under the symbol “TCNNF.”

Description of Capital Stock:

We have three classes of issued and outstanding shares: Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares. The terms and conditions of the Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares are identical except with respect to voting and conversion rights. Each Subordinate Voting Share is entitled to one vote, each Multiple Voting Share is entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share may then be converted and each Super Voting Share is entitled to two votes in respect of each Subordinate Voting Share into which such Super Voting Share may then be converted. Each Multiple Voting Share may be converted into one hundred Subordinate Voting Shares at the option of its holder (based on the current Conversion Ratio, which is subject to adjustment in certain circumstances) and will be automatically converted into Subordinate Voting Shares if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares): (A) the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the Securities Act; (B) the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and (C) the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange or by way of reverse takeover transaction on the

Toronto Stock Exchange, the TSX Venture Exchange, the CSE or Aequitas NEO Exchange (or any other stock exchange recognized as such by the Ontario Securities Commission). Each Super Voting Share may be converted into one Multiple Voting Share at the option of its holder (based on the current Conversion Ratio, which is subject to adjustment in certain circumstances) and will be automatically converted into one Subordinate Voting Share upon transfer thereof, subject to certain exceptions. Each Super Voting Share will also automatically be converted, without further action by the holder thereof, into Multiple Voting Shares on the date that is 30 months following the closing of the Transaction (as defined below). See “Description of Capital Stock”.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial and other data. We derived our summary consolidated statements of operations and comprehensive income data for the years ended December 31, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this prospectus. The summary condensed consolidated statements of operations and comprehensive income data presented below for the nine months ended September 30, 2020 and 2019 and the selected consolidated balance sheet data as of September 30, 2020 are derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and are prepared on a consistent basis as our audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following financial information together with the information under the sections titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. For more information regarding the restatement of our audited financial statements for the year ended December 31, 2018, please refer to Note 2 to our consolidated financial statements.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
			(Unaudited)
		(As Restated)
Statement of Operations Data:
Revenues, Net of Discounts	$252,818,589	$102,816,632	$353,095,708	$173,126,437
Cost of Goods Sold	60,981,777	22,385,356	86,556,609	46,020,989

Gross Profit	191,836,812	80,431,276	266,539,099	127,105,448

Operating Expenses:
General and Administrative	14,070,939	19,155,759	22,696,163	8,779,163
Sales and Marketing	59,348,993	25,050,227	80,764,187	39,930,754
Depreciation and Amortization	5,078,996	1,137,675	8,611,925	3,682,580

Total Operating Expenses	78,498,928	45,343,661	112,072,275	52,392,497

Income from Operations	113,337,884	35,087,615	154,466,824	74,712,951
Other Income (Expense):
Interest Expense, Net	(9,050,467)	(2,103,407)	(16,565,715)	(4,862,436)
Other (Expense) Income, Net	(607,216)	59,514	(10,827,169)	5,101,500

Total Other Expense	(9,657,683)	(2,043,893)	(27,392,884)	239,064

Income Before Provision for Income Taxes	103,680,201	33,043,722	127,073,940	74,952,015
Provision For Income Taxes	50,585,752	22,151,218	67,115,856	34,101,740

Net Income and Comprehensive Income	$53,094,449	$10,892,504	$59,958,084	$40,850,275

Net Income Per Share Attributable to Common Shareholders
Basic	$0.48	$0.11	$0.54	$0.37
Diluted	$0.46	$0.11	$0.52	$0.37
Weighted Average Common Shares Outstanding
Basic	110,206,103	101,697,002	111,824,816	110,159,627
Diluted	115,317,942	103,201,127	115,998,704	110,159,627

As of September 30, 2020
Consolidated Balance Sheet Data:
Cash	$193,377,890
Working capital(1)	194,468,958
Total assets	624,372,411
Total liabilities	334,637,124
Total shareholders’ equity	289,735,287

(1)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our Subordinate Voting Shares involves a high degree of risk. Before you decide to invest in our Subordinate Voting Shares, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, results of operations and financial condition would likely be materially and adversely affected. In these circumstances, the market price of our Subordinate Voting Shares could decline, and you may lose part or all of your investment.

Risks related to Our Business and Industry

Cannabis is illegal under United States federal law.

In the United States, or the U.S., cannabis is largely regulated at the state level. Each state in which we operate (or are currently proposing to operate) authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other states have legalized cannabis in some form. However, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminalized under the Controlled Substances Act, as amended, which we refer to as the CSA. Cannabis is a Schedule I controlled substance under the CSA, and is thereby deemed to have a high potential for abuse, no accepted medical use in the United States, and a lack of safety for use under medical supervision. The concepts of “medical cannabis,” “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law. Although we believe that our business activities are compliant with applicable state and local laws in the United States, strict compliance with state and local cannabis laws would not provide a defense to any federal proceeding which may be brought against us. Any such proceedings may result in a material adverse effect on us. We derive 100% of our revenues from the cannabis industry. The enforcement of applicable U.S. federal laws poses a significant risk to us.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, or settlements arising from civil proceedings conducted by either the United States federal government or private citizens. We may also be subject to criminal charges under the CSA, and if convicted could face a variety of penalties including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any of these penalties could have a material adverse effect on our reputation and ability to conduct our business, our holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, our financial position, operating results, profitability or liquidity or the market price of our publicly-traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation, settlement or trial of any such proceedings or charges, and such time or resources could be substantial.

The regulation of cannabis in the United States is uncertain.

Our activities are subject to regulation by various state and local governmental authorities. Our business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals necessary for the sale of our products in the jurisdictions in which we operate. Any delays in obtaining or failure to obtain necessary regulatory approvals would significantly delay our development of markets and products, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, although we believe that our operations are currently carried out in accordance with all applicable state and local rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail our ability to distribute or produce marijuana. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of marijuana, or more stringent implementation thereof could have a substantial adverse impact on us.

The cannabis industry is relatively new.

We are operating in a relatively new industry and market. In addition to being subject to general business risks, we must continue to build brand awareness in this industry and market share through significant investments in our strategy, production capacity, quality assurance and compliance with regulations. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as cannabidiol, or CBD, and tetrahydrocannabinol, or THC, remains in relatively early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.

As we introduce or expand our medical and adult-use cannabis product offerings and dispensary services, we may incur losses or otherwise fail to enter certain markets successfully. Our expansion into new markets may place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on those investments will not be achieved for several years, if at all. In attempting to establish new product offerings or dispensary services, we may incur significant expenses and face various other challenges, such as expanding our work force and management personnel to cover these markets and complying with complicated cannabis regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these product offerings and dispensary services to consumers, and failure to do so would compromise our ability to successfully expand these additional revenue streams.

We may acquire other companies or technologies.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the cannabis industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may not realize the expected benefits from completed acquisitions. The risks we face in connection with acquisition include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

•	potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;

•

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with any future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition.

We may issue additional Subordinate Voting Shares in connection with such transactions, which would dilute our other shareholders’ interests in us. The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, results of operations, prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

If we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to successfully manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

Anti-Money Laundering Laws in the United States may limit access to funds from banks and other financial institutions.

In February 2014, the Financial Crimes Enforcement Network, or FinCEN, bureau of the United States Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. While the guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as they meet certain conditions, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the United States Department of Justice, or DOJ, FinCEN or other federal regulators. Because of this and the fact that the guidance may be amended or revoked at any time, most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the United States, and may have to operate our United States business on an all-cash basis. If we are unable or limited in our ability to open or maintain bank accounts, obtain other banking services or accept credit card and debit card payments, it may be difficult for us to operate and conduct our business as planned. Although, we are actively pursuing alternatives that ensure our operations will continue to be compliant with the FinCEN guidance (including requirements related to disclosures about cash management and U.S. federal tax reporting), we may not be able to meet all applicable requirements.

We are also subject to a variety of laws and regulations in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States.

In the event that any of our operations or related activities in the United States were found to be in violation of money laundering legislation or otherwise, those transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

If cannabis is re-classified as a Schedule II or lower controlled substance under the CSA, the ability to conduct research on the medical benefits of cannabis would most likely be more accessible; however, if cannabis is re-categorized as a Schedule II or lower controlled substance, the resulting re-classification would result in the need for approval by United States Food and Drug Administration, or FDA, if medical claims are made about our medical cannabis products. As a result of such a re-classification, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products could become subject to a significant degree of regulation by the United States Drug Enforcement Administration, or DEA. In that case, we may be required to be registered to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of our products. The DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.

Should the United States federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety of our medical cannabis products. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the agency and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions. If we are unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on our business, operating results, and financial condition.

We could be materially adversely impacted due to restrictions under U.S. border entry laws.

Because cannabis remains illegal under U.S. federal law, those investing in Canadian companies with operations in the U.S. cannabis industry could face detention, denial of entry or lifetime bans from the United

States as a result of their business associations with U.S. cannabis businesses. Entry into the United States happens at the sole discretion of United States Customs and Border Patrol, or CBP, officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal law, could mean denial of entry to the United States. Business or financial involvement in the cannabis industry in the United States could also be reason enough for denial of entry into the United States. On September 21, 2018, the CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances. According to the statement, because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the marijuana industry in U.S. states where it is legal under state law may affect admissibility to the United States. On October 9, 2018, the CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry in Canada. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada who seeks to come into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible. As a result, the CBP has affirmed that employees, directors, officers and managers of and investors in companies involved in business activities related to cannabis in the United States (such as Trulieve), who are not U.S. citizens face the risk of being barred from entry into the United States for life.

As a cannabis company, we may be subject to heightened scrutiny in Canada and the United States that could materially adversely impact the liquidity of the Subordinate Voting Shares.

Our existing operations in the United States, and any future operations, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the United States and Canada.

Given the heightened risk profile associated with cannabis in the United States, The Canadian Depository of Securities, or CDS, may implement procedures or protocols that would prohibit or significantly impair the ability of CDS to settle trades for companies that have cannabis businesses or assets in the United States.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, the parent company of CDS, announced the signing of a Memorandum of Understanding, which we refer to as the TMX MOU, with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no assurances given that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Subordinate Voting Shares to settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented and investors would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase our compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be more costly than expected, and we may not be able to increase our revenue enough to offset these higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our securities may significantly decrease.

The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the United States.

Given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the United States to trade our securities. In the event residents of the United States are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

The COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

The global outbreak of the novel strain of the coronavirus known as COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments or their impact on our financial results and condition. Thus far, the COVID-19 pandemic has not had a material adverse effect on our business, financial condition and results of operations.

Nonetheless, our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the continuing COVID-19 pandemic. The risk of a pandemic, or public perception of such a risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our products. These risks could also adversely affect our customers’ financial condition, resulting in reduced spending for the products we sell. Moreover, any epidemic, pandemic, outbreak or other public health crisis, including COVID-19, could cause our employees to avoid our properties, which could adversely affect our ability to adequately staff and manage our businesses. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations if employees who cannot perform their responsibilities from home are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our stores or other facilities. Although our medical dispensaries in Florida and Connecticut have been considered essential services and therefore have been allowed to remain operational, our adult-use operations may not be allowed to remain open during the COVID-19 pandemic.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent its further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore materially and adversely affect our business, financial condition, growth strategies and results of operations.

We may not be able to locate and obtain the rights to operate at preferred locations.

In Massachusetts and other states, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations.

Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for us to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to us, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

As a cannabis business, we are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations.

Under Section 280E of the U.S. Internal Revenue Code of 1986, as amended, or the IRC, “no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.” This provision has been applied by the United States Internal Revenue Service, or the IRS, to cannabis operations, prohibiting them from deducting expenses directly associated with cannabis businesses. Section 280E may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations. Section 280E and related IRS enforcement activity has had a significant impact on the operations of cannabis companies. As a result, an otherwise profitable business may, in fact, operate at a loss, after taking into account its United States income tax expenses.

We expect to be subject to taxation in both Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.

We are a Canadian corporation, and as a result generally would be classified as a non-United States corporation under the general rules of U.S. federal income taxation. IRC Section 7874, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for U.S. federal income tax purposes. Under IRC Section 7874, a corporation created or organized outside of the United States will nevertheless be treated as a United States corporation for U.S. federal income tax purposes, which is referred to as an inversion, if each of the following three conditions are met: (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the acquired United States corporation, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities.

Pursuant to IRC Section 7874, we are classified as a United States corporation for United States federal income tax purposes and are subject to United States federal income tax on our worldwide income. Regardless of any application of IRC Section 7874, however, we expect to be treated as a Canadian resident company for purposes of the Canadian Income Tax Act, as amended. As a result, we will be subject to taxation both in Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.

We may not have access to United States bankruptcy protections available to non-cannabis businesses.

Because cannabis is a Schedule I controlled substance under the CSA, many courts have denied cannabis businesses federal bankruptcy protections, making it difficult for lenders to be made whole on their investments in the cannabis industry in the event of a bankruptcy. If we were to experience a bankruptcy, there is no guarantee that United States federal bankruptcy protections would be available to us, which would have a material adverse effect on us and may make it more difficult for us to obtain debt financing.

We are a holding company and our ability to pay dividends or make other distributions to shareholders may be limited.

Trulieve Cannabis Corp. is a holding company and essentially all of its assets are the capital stock of its subsidiaries. We currently conduct substantially all of our business through Trulieve US, which currently generates substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future growth opportunities are dependent on the earnings of Trulieve US and our other subsidiaries and the distribution of those earnings to Trulieve Cannabis Corp. The ability of our subsidiaries to pay dividends and other distributions will depend on those subsidiaries’ operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by a subsidiary company and contractual restrictions contained in the instruments governing any current or future indebtedness of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of Trulieve US or another of our subsidiaries, holders of indebtedness and trade creditors of that subsidiary may be entitled to payment of their claims from that subsidiary’s assets before we or our shareholders would be entitled to any payment or residual assets.

There is doubt regarding our ability to enforce contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level in the United States, judges in multiple states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate U.S. federal law, even if there is no violation of state law. There remains doubt and uncertainty that we will be able to legally enforce our contracts. If we are unable to realize the benefits of or otherwise enforce the contracts into which we enter, it could have a material adverse effect on our business, financial condition and results of operations.

We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.

We face competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The vast majority of both manufacturing and retail competitors in the cannabis market consists of localized businesses (those doing business in a single state), although there are a few multistate operators with which we compete directly. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter markets through acquisitive growth are also part of the competitive landscape. Similarly, as we execute our growth strategy, operators in our future state markets will inevitably become direct competitors. We are likely to continue to face increasing and intense competition from these companies. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

If the number of users of adult-use and medical marijuana in the United States increases, the demand for products will increase. Consequently, we expect that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, we will require a continued investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect our business, financial condition and results of operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for our products and services, which could negatively impact our profitability.

We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person or entity may own in that state. For example, in Massachusetts, no person or entity may have an ownership interest in, or control over, more than three medical licenses or three adult-use licenses in any category, which include cultivation, product manufacturing, transport or retail. Such limitations on the acquisition of ownership of additional licenses within certain states may limit our ability to grow organically or to increase our market share in affected states.

We may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.

Because U.S. federal and state laws prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, the third-party market data available to us is limited and unreliable. Accordingly, we must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. Our market research and projections of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the our management team as of the date of this prospectus. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

We are subject to risks related to growing an agricultural product.

Our business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as losses due to infestation by insects or plant diseases and similar agricultural risks. Although much of our growing is expected to be completed indoors, there can be no assurance that natural elements will not have a material adverse effect on our future production.

We may not be able to adequately protect our intellectual property.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance under the CSA, the benefit of certain federal laws and protections that may be available to most businesses, such as federal trademark and patent protection, may not be available to us. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that we will ever obtain any protection for our intellectual property, whether on a federal, state or local level.

Our property is subject to risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry that is either used in the course of conducting or comprises the proceeds of a cannabis business could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal process, it could become subject to forfeiture.

We are highly dependent on certain key personnel.

We depend on key managerial personnel, including Kim Rivers, our Chief Executive Officer, for our continued success, and our anticipated growth may require additional expertise and the addition of new qualified personnel. Qualified individuals within the cannabis industry are in high demand and we may incur significant costs to attract and retain qualified management personnel, or be unable to attract or retain personnel necessary to operate or expand our business. The loss of the services of existing personnel or our failure to recruit additional key managerial personnel in a timely manner, or at all, could harm our business development programs and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, and could have a material adverse effect on our business, financial condition and results of operations.

We may be at a higher risk of IRS audit.

Based on anecdotal information, we believe there is a greater likelihood that the Internal Revenue Service will audit the tax returns of cannabis-related businesses. Any such audit of our tax returns could result in our being required to pay additional tax, interest and penalties, as well as incremental accounting and legal expenses, which could be material.

We face inherent risks of liability claims related to the use of our products.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products cause or are alleged to have caused significant loss or injury. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us, whether or not successful, could result in materially increased costs, adversely affect our reputation with our clients and consumers generally, and have a material adverse effect on our results of operations and financial condition.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the Subordinate Voting Shares. Even if we achieve a successful result in any litigation in which we are involved, the costs of litigation and redirection of our management’s time and attention could have an adverse effect on our results of operations and financial condition.

Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.

We believe that the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of medical marijuana distributed to those consumers. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

Product recalls could result in a material and adverse impact on our business, financial condition and results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of that brand and our company generally could be harmed. Any recall could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We could be subject to criminal prosecution or civil liabilities under RICO.

The Racketeer Influenced Corrupt Organizations Act (“RICO”) criminalizes the use of any profits from certain defined “racketeering” activities in interstate commerce. While intended to provide an additional cause of action against organized crime, due to the fact that cannabis is illegal under U.S. federal law, the production and sale of cannabis qualifies cannabis related businesses as “racketeering” as defined by RICO. As such, all officers, managers and owners in a cannabis related business could be subject to criminal prosecution under RICO, which carries substantial criminal penalties.

RICO can create civil liability as well: persons harmed in their business or property by actions which would constitute racketeering under RICO often have a civil cause of action against such “racketeers,” and can claim triple their amount of estimated damages in attendant court proceedings. Trulieve or its subsidiaries, as well as its officers, managers and owners could all be subject to civil claims under RICO.

We are subject to security risks related to our products as well as our information and technology systems.

Given the nature of our product and its limited legal availability, we are at significant risk of theft at our facilities. A security breach at one of our facilities could expose us to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing our products.

In addition, we collect and store personal information about our patients and we are responsible for protecting that information from privacy breaches. We store certain personally identifiable information and other confidential information of our customers on our systems and applications. Though we maintain robust, proprietary security protocols, we may experience attempts by third parties to obtain unauthorized access to the personally identifiable information and other confidential information of our customers. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information and other confidential information could have a material adverse impact on our business, financial condition and results of operations.

A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.

Our operations depend and will depend, in part, on how well we protect our networks, equipment, information technology, or IT, systems and software against damage from a number of threats, including, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend and will continue to depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Our significant indebtedness may adversely affect our business, financial condition and financial results.

Our ability to make certain payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing our indebtedness, including the $70,000,000 in aggregate principal amount of notes we issued on June 18, 2019 and the $60,000,000 in aggregate principal amount of notes is issued on November 7, 2019. The contractual restrictions in the instruments governing such notes include restrictive covenants that limit our discretion with respect to certain business matters. These covenants place restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions or make certain other payments, and to sell or otherwise dispose of certain assets. A failure to comply with such obligations could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness. Our significant indebtedness could have important consequences, including: (i) our ability to obtain additional financing for working capital, capital expenditures, or acquisitions may be limited; and (ii) all or part of our cash flow from operations may be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for operations. These factors may adversely affect our cash flow. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially and adversely affect our business, results of operations, and financial condition.

We may be unable to obtain adequate insurance coverage.

We have obtained insurance coverage with respect to workers’ compensation, general liability, directors’ and officers’ liability, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because we are engaged in and operate within the cannabis industry, there are exclusions and additional difficulties and complexities associated with our insurance coverage that could cause us to suffer uninsured losses, which could adversely affect our business, results of operations, and profitability. There is no assurance that we will be able to obtain insurance coverage at a reasonable cost or fully utilize such insurance coverage, if necessary.

We rely on key utility services.

Our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Our cannabis growing operations consume and will continue to consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact our business and our ability to operate profitably. Additionally, any significant interruption or negative change in the availability or economics of the supply chain for our key inputs could materially impact our business, financial condition and operating results. If we are unable to secure required supplies and services on satisfactory terms, it could have a materially adverse impact on our business, financial condition and operating results.

An ongoing investigation in Florida related to alleged corruption by local officials could have a material adverse impact on our business.

In 2015, the United States Grand Jury for the North District of Florida began an investigation into alleged corruption by local officials in Tallahassee, Florida. In June 2017, the grand jury issued subpoenas to the City of Tallahassee and the Community Redevelopment Agency, which we refer to as “the Agency,” for records of communications, bids for proposals, applications, and more from approximately two dozen business entities and individuals, including Ms. Rivers, our Chief Executive Officer, her husband, J.T. Burnette, and Inkbridge LLC, a business associated with Ms. Rivers. The grand jury also directly subpoenaed Ms. Rivers for information related to her involvement with the Agency, a specific commissioner of the Agency, and political contributions Ms. Rivers made through an associated business. Ms. Rivers timely complied with the subpoena. Ms. Rivers has not been charged with any crime. No information was requested of Ms. Rivers in her capacity as an officer, director or employee of Trulieve. Ms. Rivers promptly disclosed the subpoena to our board of directors and agreed to notify our board of directors of further developments. Following this disclosure, our board of directors met independently to consider the matter, the allegations raised thereunder and Ms. Rivers’ response to same. In addition, a member of our board of directors retained counsel to investigate the matter. Based on this review and the advice of counsel, our board of directors concluded that Ms. Rivers was not a target of the investigation. Our board of directors considered the impact of any potential liability in allowing Ms. Rivers to continue as our Chief Executive Officer in the face of the investigation and determined that no independent, formal investigation or further action was warranted at the time based on its understanding of the facts as represented by Ms. Rivers and the independent counsel review. Our board of directors remains confident the investigation does not relate to us or Ms. Rivers’ conduct in her capacity as our Chief Executive Officer or director and believes that Ms. Rivers has complied with all requests made of her to date pursuant to the investigation. The investigation, however, remains ongoing. While there can be no assurances given with respect to the outcome of the investigation, no government official has contacted Ms. Rivers or us as part of the investigation since Ms. Rivers produced documents in response to the subpoena in June 2017. Ms. Rivers has advised us that her personal counsel contacted the federal prosecutor supervising the investigation in July 2018, who stated that Ms. Rivers was currently not a target of the investigation. We do not know what impact, if any, this investigation will have on our future efforts to maintain and obtain licenses in Florida or elsewhere. Any negative impact on our Florida license could have a material adverse effect on our business, revenues, operating results and financial condition. It is our goal to create patients loyal to our brand and in return to provide these patients a superior level of customer service and product selection. Any allegation of wrongdoing on the part of Ms. Rivers as a result of the Agency investigation could harm our reputation with our customers and could have a material adverse effect on our business, revenues, operating results and financial condition as well as our reputation, even if the Agency investigation was concluded in favor of Ms. Rivers.

In addition, in the event the Agency investigation results in any allegation of wrongdoing or otherwise further targets Ms. Rivers, Ms. Rivers may be unable to continue serving as our Chief Executive Officer and a member of our board of directors. Qualified individuals within the cannabis industry are in high demand and we may incur significant costs to attract and retain qualified management personnel. The loss of the services of Ms. Rivers, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our ability to execute our business plan and strategy, and we may be unable to find an adequate replacement on a timely basis. Ms. Rivers has agreed, in the event she is indicted in connection with the foregoing investigation, to convert any Super Voting Shares controlled by her into Multiple Voting Shares.

Risks related to owning Subordinate Voting Shares

The holders of our Super Voting Shares have the power to control the outcome of all matters subject to a shareholder vote.

As a result of the Super Voting Shares that they hold, Kim Rivers, Thad Beshears, Telogia Pharm, LLC and Shade Leaf Holding LLC, whom we collectively refer to herein as the “Founders,” exercise a significant majority of the voting power in respect of our outstanding shares. The Subordinate Voting Shares are entitled to one vote per share, Multiple Voting Shares are entitled to 100 votes per share, and the Super Voting Shares are entitled to 200 votes per share. As a result, the holders of the Super Voting Shares have the ability to control the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of our assets.

This concentrated control could delay, defer, or prevent our entering into a change of control transaction or a sale of all or substantially all of our assets that our other shareholders support. Conversely, this concentrated control could allow the holders of the Super Voting Shares to consummate such a transaction that our other shareholders do not support.

The demand for our securities may be impacted by our capital structure and the fact that the holders of our Super Voting Shares control the outcome of all votes by our shareholders.

Although other Canadian-based companies have dual class or multiple voting share structures, our capital structure and the concentration of voting control held by the holders of our Multiple Voting Shares and Super Voting Shares could result in a lower trading price for, or greater fluctuations in, the trading price of the Subordinate Voting Shares. Additionally, certain institutional investors and other market participants may view our capital structure as problematic or not representing good governance practices, which could affect market demand for the Subordinate Voting Shares.

Additional issuances of Super Voting Shares, Multiple Voting Shares or Subordinate Voting Shares may result in further dilution and could have anti-takeover effects.

We may issue additional equity or convertible debt securities in the future, which may dilute an existing shareholder’s holdings. Our articles permit the issuance of an unlimited number of Super Voting Shares, Multiple Voting Shares and Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuances. Our board of directors has discretion to determine the price and the terms of further issuances. The ability of our board of directors to issue additional Super Voting Shares, Multiple Voting shares and/or Subordinate Voting Shares could also have anti-takeover effects. Moreover, we will issue additional Subordinate Voting Shares on the conversion of the Multiple Voting Shares and Super Voting Shares in accordance with their terms. To the extent holders of our options, warrants or other convertible securities convert or exercise their securities and sell Subordinate Voting Shares they receive, the trading price of the Subordinate Voting Shares may decrease due to the additional amount of Subordinate Voting Shares available in the market. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, our investors will suffer dilution to their voting power and economic interest.

Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. As of September 30, 2020, we have an aggregate of 596,594.59 Multiple Voting Shares and Super Voting Shares outstanding, which are convertible into an aggregate of 59,659,459 Subordinate Voting Shares. If all or a substantial portion of our Multiple Voting Shares and Super Voting Shares are converted into Subordinate Voting Shares, the potential for sales of substantial numbers of Subordinate Voting Shares may increase. A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities should it desire to do so.

Sales of substantial amounts of Subordinate Voting Shares could negatively impact the market price of the Subordinate Voting Shares.

Sales of substantial amounts of Subordinate Voting Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities.

The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile.

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if our operating results, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares could be materially adversely affected.

There may not be sufficient liquidity in the markets for our Subordinate Voting Shares.

Our Subordinate Voting Shares are listed for trading on the CSE under the trading symbol “TRUL” and on the OTCQX Best Market under the symbol “TCNNF.” The liquidity of any market for the shares of our Subordinate Voting Shares will depend on a number of factors, including:

•	the number of shareholders;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the extent of coverage by securities or industry analysts; and

•	the interest of securities dealers in making a market in the shares.

We will be subject to increased costs as a result of being a U.S. reporting company.

As a public issuer, we are subject to the reporting requirements and rules and regulations under the applicable Canadian securities laws and rules of any stock exchange on which our securities may be listed from time to time. In addition, following the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition, and results of operations.

We are an “emerging growth company” and will be able take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Subordinate Voting Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We intend to take advantage of these reporting exemptions described above until we are no longer an emerging growth company. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our Subordinate Voting Shares less attractive if we choose to rely on these exemptions. If some investors find our Subordinate Voting Shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Subordinate Voting Shares and the price of our Subordinate Voting Shares may be more volatile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Any statements contained in this prospectus that are not statements of historical facts may be deemed to be forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, results of operations and future growth prospects.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on the then-current expectations of the party making the statement and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the performance of our business and operations; the receipt and/or maintenance by us of required licenses and permits in a timely manner or at all; the intention to grow our business and operations; the expected growth in the number of the people using medical and/or adult-use cannabis products; expectations of market size and growth in the United States; the competitive conditions and increasing competition of the cannabis industry; applicable laws, regulations and any amendments thereof; our competitive and business strategies; our operations in the United States, the characterization and consequences of those operations under federal United States law, and the framework for the enforcement of medical and adult-use cannabis and cannabis-related offenses in the United States; the completion of additional cultivation and production facilities; the general economic, financial market, regulatory and political conditions in which we operate; the United States regulatory landscape and enforcement related to cannabis, including political risks; anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; United States border entry; heightened scrutiny of cannabis companies in Canada and the United States; the enforceability of contracts; reliance on the expertise and judgment of our senior management; proprietary intellectual property and potential infringement by third parties; the concentration of voting control in certain shareholders and the unpredictability caused by our capital structure; the management of growth; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption, including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; security risks; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; the medical benefits, viability, safety, efficacy and social acceptance of cannabis; the availability of financing opportunities, the ability to make payments on existing indebtedness; risks associated with economic, political and social conditions; risks related to contagious disease, particularly COVID-19; dependence on management; and other risks described in this prospectus and described from time to time in documents filed by us with the SEC.

The forward-looking statements contained herein are based on certain key expectations and assumptions, including, but not limited to, with respect to expectations and assumptions concerning: (i) receipt and/or maintenance of required licenses and third party consents; and (ii) the success of our operations, are based on estimates prepared by us using data from publicly available governmental sources, as well as from market research and industry analysis, and on assumptions based on data and knowledge of this industry that we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatement regarding any industry or government data presented herein, the current marijuana industry involves risks and uncertainties and are subject to change based on various factors. Although we believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks described above and other factors beyond our control, as more particularly described under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Consequently, all forward-looking statements made in this prospectus are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on us. The cautionary statements contained or referred to in this prospectus should be considered in connection with any subsequent written or oral forward-looking statements that we and/or persons acting on our behalf may issue. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of patients, as well as market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Subordinate Voting Shares by the selling shareholders.

DIVIDEND POLICY

We have not declared dividends or distributions on Subordinate Voting Shares in the past. In addition, the Note Indenture governing the 2024 Notes, as defined and described in more detail under the heading “Description of Certain Indebtedness,” contains covenants that, among other things, limit our ability to declare or pay dividends or make certain other payments. We currently intend to reinvest all future earnings to finance the development and growth of our business. As a result, we do not intend to pay dividends on Subordinate Voting Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends (including the Note Indenture) and any other factors that the board of directors deems relevant. Other than the Note Indenture, we are not bound or limited in any way to pay dividends in the event that the board of directors determined that a dividend was in the best interest of our shareholders.

DILUTION

The Subordinate Voting Shares to be sold by the selling shareholders are currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders in connection with the offer and sale by the selling shareholders of such Subordinate Voting Shares under this prospectus.

CAPITALIZATION

The following table provides our cash and cash equivalents and our capitalization as of September 30, 2020. You should read this table together with our financial statements and related notes appearing at the end of this prospectus and the sections of this prospectus titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock.”

As of September 30, 2020
Cash and cash equivalents	$193,377,890

Notes Payable	$6,000,000
Notes Payable—Related Party	12,045,229
Other Long-Term Liabilities	120,349,908
Operating Lease Liability	30,911,724
Finance Lease Liability	39,711,067
Construction Finance Liability	52,155,667
Shareholders’ equity:
Common stock, no par value; 117,793,937 issued and outstanding	—
Additional paid-in capital	173,086,550
Accumulated earnings	116,648,737

Total shareholders’ equity	289,735,287

Total capitalization	$550,908,882

SELLING SHAREHOLDERS

This prospectus relates to the possible resale by the Selling Shareholders of up to 75,350,422 Subordinate Voting Shares, consisting of (i) 10,102,325 Subordinate Voting Shares, (ii) an aggregate of 59,186,536 Subordinate Voting Shares issuable upon conversion of 10,040.36 Multiple Voting Shares and 581,825 Super Voting Shares and (iii) 6,061,561 Subordinate Voting Shares issuable upon exercise of outstanding warrants. The Selling Shareholders may from time to time offer and sell any or all of the Subordinate Voting Shares set forth below pursuant to this prospectus. When we refer to the “Selling Shareholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other successors-in-interest who later come to hold any of the Selling Shareholders’ interest in the Subordinate Voting Shares other than through a public sale.

The following table sets forth, based on information currently known by us as of November 30, 2020, (i) the number of Subordinate Voting Shares held of record or beneficially by the Selling Shareholders as of such date (as determined below), (ii) the number of Subordinate Voting Shares that may be offered under this prospectus by the Selling Shareholders and (iii) any material relationships the Selling Shareholders may have had with us within the past three years. The beneficial ownership of the Subordinate Voting Shares set forth in the following table is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the selling securityholders have sole or shared voting power or investment power and also any shares which each Selling Shareholder, respectively, has the right to acquire within 60 days of November 30, 2020 through the exercise of any stock option, warrant or other rights. The applicable percentage ownership for each Selling Shareholder listed below is based upon 59,919,956 Subordinate Voting Shares outstanding as of November 30, 2020.

We cannot advise you as to whether the Selling Shareholders will in fact sell any or all of such Subordinate Voting Shares. In addition, the Selling Shareholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Subordinate Voting Shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. A Selling Shareholder may sell all, some or none of such shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder(1)	Subordinate Voting Shares Owned Before the Offering(2)	Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account	Subordinate Voting Shares Owned by the Selling Shareholder after the Offering	Percent of Subordinate Voting Shares to be Owned by the Selling Shareholder after the Offering
Kim Rivers(3)	19,897,856	19,784,559	113,297	*
Thad Beshears(4)	14,451,787	14,415,000	36,787	*
George Hackney(5)	318,342	281,555	36,787	*
Michael O’Donnell(6)	4,380,343	4,343,556	36,787	*
Richard May(7)	484,768	447,981	36,787	*
Kyle Landrum(8)	38,098	8,668	29,430	*
Steven Ferrell(9)	21,911	8,668	13,243	*
Jason Pernell(10)	5,317,885	5,288,455	29,430	*
Telogia Pharm LLC(11)	10,133,300	10,133,300	—	—
Shade Leaf Holding LLC(12)	9,815,200	9,815,200	—	—
MOD Ventures LLC(13)	3,562,200	3,562,200	—	—
Traunch IV LLC(14)	986,700	986,700	—	—
Jason B Pernell TR KFP Irrevocable Trust DTD 03/02/2020(15)	2,263,500	2,263,500	—	—
Kathryn Field Pernell & Ty Roofner TR JBP 2020 Irrevocable Trust DTD 01/06/2020(16)	2,263,600	2,263,600	—	—
Frederick B May Family Irrevocable Trust 2018(17)	976,400	976,400	—	—
John B May Family Irrevocable Trust 2018(18)	920,700	920,700	—	—
George Hackney Jr.(19)	966,366	966,366	—	—
Fountain A. May(20)	447,981	447,981	—	—
Elizabeth B May(21)	120,716	120,716	—	—
Elizabeth S May(22)	181,274	181,274	—	—
Frederick B May(23)	231,662	231,662	—	—
John B May Sr.(24)	302,631	302,631	—	—
Thomas Craig Kirkland(25)	4,399,455	4,399,455	—	—
The Beshears 2020 Trust DTD 07/07/2020(26)	7,500,000	7,500,000	—	—
The Michael J. O’Donnell Revocable Trust Dated November 4, 1992, as amended and restated(27)	761,356	761,356	—	—
Patient Centric of Martha’s Vineyard Ltd.(28)	258,383	258,383	—	—
Nature’s Remedy of Massachusetts, Inc.(29)	237,881	237,881	—	—
Former Solevo Wellness Equityholders(30)	481,097	481,097	—	—
Former PurePenn Equityholders(31)	1,298,964	1,298,964	—	—

*	Less than 1%.

(1)

We do not know when or in what amounts the Selling Shareholders may offer Subordinate Voting Shares for sale. The Selling Shareholders may decide not to sell any or all of the shares offered by this prospectus. Because the Selling Shareholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the Selling Shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Shareholders.

(2)

Subordinate Voting Shares are listed on an as-converted basis and also include Subordinate Voting Shares issuable upon exercise of outstanding options and warrants. Super Voting Shares convert into Multiple Voting Shares on a one-for-one basis and Multiple Voting Shares covert into Subordinate Voting Shares on a one-for-one hundred basis.

(3)

Ms. Rivers is our President, Chief Executive Officer and Chair of our board of directors. Subordinate Voting Shares Owned Before the Offering and Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account includes 2,811,159 Subordinate Voting Shares underlying outstanding warrants and 986,700 Subordinate Voting Shares held by Traunch IV LLC over which Ms. Rivers may be deemed to exercise voting and investment control. Ms. Rivers disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(4)

Mr. Beshears is a member of our board of directors. Subordinate Voting Shares Owned Before the Offering and Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account includes 7,500,000 Subordinate Voting Shares held by The Beshears 2020 Trust DTD 07/07/2020 over which Mr. Beshears may be deemed to exercise voting and investment control. Mr. Beshears disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5)	Mr. Hackney is a member of our board of directors.
(6)

Mr. O’Donnell is a member of our board of directors. Subordinate Voting Shares Owned Before the Offering and Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account includes 3,562,200 Subordinate Voting Shares held by MOD Ventures LLC and 761,356 Subordinate Voting Shares underlying outstanding warrants held by The Michael J. O’Donnell Revocable Trust Dated November 4, 1992, as amended and restated, over which Mr. O’Donnell may be deemed to exercise voting and investment control. Mr. O’Donnell disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(7)	Mr. May is a member of our board of directors.
(8)	Mr. Landrum is our Chief Production Officer.
(9)	Mr. Ferrell is our Director, Human Resources.
(10)

Mr. Pernell is our Chief Information Officer. Subordinate Voting Shares Owned Before the Offering and Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account includes 761,355 Subordinate Voting Shares underlying outstanding warrants and 2,263,500 Subordinate Voting Shares held by Jason B Pernell TR KFP Irrevocable Trust DTD 03/02/2020 and 2,263,600 Subordinate Voting Shares held by Kathryn Field Pernell & Ty Roofner TR JBP 2020 Irrevocable Trust DTD 01/06/2020 over which Mr. Pernell may be deemed to exercise voting and investment control. Mr. Pernell disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(11)

Each of George Hackney, a member of our board of directors, and his children George Hackney, Jr., Richard M. Hackney, Carol Joseph Hackney, and William Hackney are owners of Telogia Pharm LLC. Mr. William Jones exercises voting and investment control over the securities held by Telogia Pharm LLC.

(12)

Richard S. May, a member of our board directors, the John B. May Family Irrevocable Trust-2018 and the Fredrick B. May Family Irrevocable Trust-2018 are owners of Shade Leaf Holding LLC. Mr. William Jones exercises voting and investment control over the securities held by Shade Leaf Holding LLC.

(13)	Michael O’Donnell, a member of our board of directors, exercises voting and investment control over the securities held by MOD Ventures LLC
(14)

Each of Kim Rivers, our President, Chief Executive Officer and Chair of our board of directors and Thad Beshears, a member of our board or directors, are direct owners of Traunch IV LLC, and Richard May and George Hackney, each members of our board of directors, and certain of Richard May’s family members are indirect owners of Traunch IV LLC through the entity Longleaf Holdings of North Florida LLC. Ms. Rivers exercises voting and investment control over the securities held by Traunch IV LLC.

(15)

Jason Pernell, our Chief Information Officer, is the trustee of the KFP Irrevocable Trust DTD 03/02/2020 and exercises voting and investment control over the securities held by KFP Irrevocable Trust DTD 03/02/2020.

(16)

Kathryn Field Pernell, the spouse of Jason Pernell, our Chief Information Officer, and Ty Roofner are trustees of the JBP 2020 Irrevocable Trust DTD 01/06/2020 and exercise voting and investment control over the securities held by JBP 2020 Irrevocable Trust DTD 01/06/2020.

(17)

Frederick B. May, the child of Richard May, a member of our board of directors is the grantor of the Frederick B May Family Irrevocable Trust 2018. Carolyn May is the trustee of the Frederick B May Family Irrevocable Trust 2018 and exercises voting and investment control over the securities held by the Frederick B May Family Irrevocable Trust 2018.

(18)

John B. May, Sr. is the grantor of the John B May Family Irrevocable Trust 2018. Crystle J. May is the trustee of the John B May Family Irrevocable Trust 2018 and exercises voting and investment control over the securities held by John B May Family Irrevocable Trust 2018.

(19)	Includes 966,366 Subordinate Voting Shares underlying outstanding warrants. George Hackney, Jr. is the child of George Hackney, Sr., a member of our board of directors.
(20)	F. Ashley May is the brother of Richard May, a member of our board of directors.
(21)	Elizabeth B. May is the sister of Richard May, a member of our board of directors.
(22)	Elizabeth S. May is the mother of Richard May, a member of our board of directors.
(23)	Frederick B. May is the uncle of Richard May, a member of our board of directors.
(24)	John B. May, Sr. is the uncle of Richard May, a member of our board of directors.
(25)

Thomas Craig Kirkland is a former member of our board of directors and our former Director of Research and Development. Mr. Kirkland also holds an indirect interest in certain real estate holding companies that lease property to us. Includes 761,355 Subordinate Voting Shares underlying outstanding warrants.

(26)

Thad Beshears, a member of our board of directors, is the grantor of The Beshears 2020 Trust DTD 07/07/2020 and William Jones exercises voting and investment control over the securities held by The Beshears 2020 Trust DTD 07/07/2020.

(27)

Includes 761,356 Subordinate Voting Shares underlying outstanding warrants. Michael J. O’Donnell, Sr., a member of our board of directors, is trustee of The Michael J. O’Donnell Revocable Trust Dated November 4, 1992, as amended and restated, and exercises voting and investment control over the securities held by The Michael J. O’Donnell Revocable Trust Dated November 4, 1992, as amended and restated.

(28)	Geoffrey Rose exercises voting and investment control over the Subordinate Voting Shares held by Patient Centric of Martha’s Vineyard Ltd.
(29)

Robert C. Carr, Jr. and Michael Scott exercise voting and investment control over the Subordinate Voting Shares held by Nature’s Remedy of Massachusetts, Inc. (“NRMA”), except that NRMA has entered into a Voting Agreement with its affiliate, Valiant Enterprises, LLC (“Valiant”), pursuant to which NRMA has agreed that Valiant shall exercise voting and investment control over 118,940 of the Subordinate Voting Shares held of record by NRMA.

(30)

Each of the Selling Shareholders listed in the table below are former equityholders of Solevo Wellness that received Subordinate Voting Shares in connection with the sale of 100% of the membership interests of Solevo Wellness to us. None of the Former Solevo Wellness Equityholders has had a material relationship with us (or our predecessors or affiliates) in the past three years.

Name of Former Solevo Wellness Equityholder	Subordinate Voting Shares Owned Before the Offering	Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account	Subordinate Voting Shares Owned by the Selling Shareholder after the Offering
Alexander J. Micklow	8,306	8,306	—
David Siegel	9,228	9,228	—
Douglas Ward Truter	11,535	11,535	—
ETodd Group, LLC	46,140	46,140	—
James Koll	2,307	2,307	—
Jordan Marks	9,228	9,228	—
Joshua Marks	9,228	9,228	—
Jude Giovengo & Donna Iannelli	16,149	16,149	—
Kaylen, LLC:	46,716	46,716	—
Larry Loperfito	2,307	2,307	—
Laurel Investment Group LLC	46,140	46,140	—
Louis Gold	9,228	9,228	—
Lucy Cichon	37,373	37,373	—
Mark Cichon	9,343	9,343	—
Markham Magic LLC	46,140	46,140	—
Mary Jane Conley	9,228	9,228	—
Michael Ong	8,305	8,305	—
Mohan Patel	8,305	8,305	—
Nick Geanopulos	8,589	8,589	—
Patrick Gannon	1,253	1,253	—
Paul Tallarom	8,305	8,305	—
Robert Capretto	23,070	23,070	—
Rocco Levine	1,253	1,253	—
Rory Dean Vitale	16,149	16,149	—
Samuel Britz	6,874	6,874	—
Steven Labovitz	9,228	9,228	—
Tasso Liatis	8,305	8,305	—
The Martella Group LLC	46,716	46,716	—
Thomas Bradley	11,535	11,535	—
William Kesneck Jr	4,614	4,614	—

(31)

Each of the Selling Shareholders listed in the table below are former equityholders of PurePenn that received Subordinate Voting Shares in connection with the sale of 100% of the membership interests of PurePenn to us. None of the Former PurePenn Equityholders has had a material relationship with us (or our predecessors or affiliates) in the past three years.

Name of Former PurePenn Equityholder	Subordinate Voting Shares Owned Before the Offering	Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account	Subordinate Voting Shares Owned by the Selling Shareholder after the Offering
Amy Weiss	58,742	58,742	—
Duke Fu	3,969	3,969	—
GCP Holdings LLC	119,548	119,548	—
Global Investments, LLC	61,917	61,917	—
Michael A. Tulimero	2,064	2,064	—
MXY Holdings LLC	136,377	136,377	—
Raymond E. Boyer	58,742	58,742	—
Stanley M. Marks	117,484	117,484	—
YOI Investment LLC	176,226	176,226	—
ZESSAS Holdings, LLC	58,742	58,742	—
Gabriel A. Perlow	27,782	27,782	—
Raymond E. Boyer	27,782	27,782	—
Eastham LLC	5,052	5,052	—
Stanley M. Marks	10,103	10,103	—
Zessas Holdings, LLC	5,052	5,052	—
Adam Perlow	4,041	4,041	—
La Capilla, LLC	26,520	26,520	—
Anthony Sevy	505	505	—
YOI Investments LLC	15,155	15,155	—
Jacqueline Perlow	1,010	1,010	—
William Rudolph	5,052	5,052	—
Joshua Mayo	10,103	10,103	—
Michael Tulimero	5,052	5,052	—
MXY Equipment Holdings, LLC	149,776	149,776	—
Rodney W. Fink	2,526	2,526	—
Minarik Trust, dated 8/31/93	2,526	2,526	—
Richard A Lear and MaryCatherine E. Lear	2,526	2,526	—
OP Investments, LLC	1,263	1,263	—
Sheri Letwin	1,684	1,684	—
Debra A. Honkus	5,052	5,052	—
Jason Honkus	2,526	2,526	—
Edward A. Perlow Testamentary Trust	12,629	12,629	—
EPK Associates LP	3,789	3,789	—
Timothy & Michaeline Megahan	2,526	2,526	—
Stephen Ross Green and Maureen Lally-Green	2,526	2,526	—
Double YOI Investment, LLC	75,772	75,772	—
Championship Investors, LLC	50,094	50,094	—
Lester & Barbara Parker	2,526	2,526	—
Herman Kahn and Jane R. Kahn	842	842	—
Fourteen Hundred Investors, Inc.	10,524	10,524	—
Christopher R. Hall	1,263	1,263	—
Marc & Kathy Lipsitz	2,526	2,526	—
William Rudolph	2,526	2,526	—
Janet I. Vidnovic	1,263	1,263	—
Estate of Robert I. Goldstein	842	842	—
Sunwest Trust FBO Herman Kahn ROTH IRA	1,684	1,684	—
GCP Holdings LLC	2,526	2,526	—
YOI Investments LLC	3,789	3,789	—
Zessas Holdings, LLC	1,263	1,263	—
Avita Holdings, LLC	2,526	2,526	—
BBJC, LLC	2,526	2,526	—
MXY Equipment Holdings, LLC	10,103	10,103	—

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations and comprehensive income data for the years ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 and 2018 from our audited financial statements included elsewhere in this prospectus. The statement of operations and comprehensive income data for the nine months ended September 30, 2020 and 2019 and the balance sheet data as of September 30, 2020 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. The information in this section is not intended to replace the audited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future. For more information regarding the restatement of our audited financial statements for the year ended December 31, 2018, please refer to Note 2 to our consolidated financial statements.

	Year Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
			(Unaudited)
		(As Restated)
Statement of Operations Data:
Revenues, Net of Discounts	$252,818,589	$102,816,632	$353,095,708	$173,126,437
Cost of Goods Sold	60,981,777	22,385,356	86,556,609	46,020,989

Gross Profit	191,836,812	80,431,276	266,539,099	127,105,448

Operating Expenses:
General and Administrative	14,070,939	19,155,759	22,696,163	8,779,163
Sales and Marketing	59,348,993	25,050,227	80,764,187	39,930,754
Depreciation and Amortization	5,078,996	1,137,675	8,611,925	3,682,580

Total Operating Expenses	78,498,928	45,343,661	112,072,275	52,392,497

Income from Operations	113,337,884	35,087,615	154,466,824	74,712,951
Other Income (Expense):
Interest Expense, Net	(9,050,467)	(2,103,407)	(16,565,715)	(4,862,436)
Other (Expense) Income, Net	(607,216)	59,514	(10,827,169)	5,101,500

Total Other Expense	(9,657,683)	(2,043,893)	(27,392,884)	239,064

Income Before Provision for Income Taxes	103,680,201	33,043,722	127,073,940	74,952,015
Provision For Income Taxes	50,585,752	22,151,218	67,115,856	34,101,740

Net Income and Comprehensive Income	$53,094,449	$10,892,504	$59,958,084	$40,850,275

Net Income Per Share Attributable to Common Shareholders
Basic	$0.48	$0.11	$0.54	$0.37
Diluted	$0.46	$0.11	$0.52	$0.37
Weighted Average Common Shares Outstanding
Basic	110,206,103	101,697,002	111,824,816	110,159,627
Diluted	115,317,942	103,201,127	115,998,704	110,159,627

	As of September 30, 2020	As of December 31,
		2019	2018
			(As Restated)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$193,377,890	$91,812,821	$24,430,109
Working capital(1)	194,468,958	112,804,097	11,401,683
Total assets	624,372,411	385,996,268	130,558,918
Total liabilities	334,637,124	253,113,659	51,744,889
Total shareholders’ equity	289,735,287	132,882,609	78,814,029

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” contained in this prospectus.

Overview

We are a multi-state cannabis operator currently operating under licenses in five states. Headquartered in Quincy, Florida, we are the brand leader for quality medical cannabis products and services in Florida and want to become the the brand leader for quality medical and recreational cannabis products and services in all of the markets that we serve. All of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal marijuana sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, only California and Massachusetts have adopted legislation permitting the sale of adult-use cannabis products. As of September 30, 2020, we employed nearly 4,000 people, and we are committed to providing patients, which we refer to herein as “patients” or “customers,” a consistent and welcoming retail experience across Trulieve branded stores. We have five material subsidiaries: Trulieve, Inc., or Trulieve US, Leef Industries, LLC, or Leef Industries, Life Essence, Inc., or Life Essence, Trulieve Holdings, Inc., or Trulieve Holdings, and Trulieve Bristol, Inc. (formerly The Healing Corner, Inc. and referred to herein as “Healing Corner”). Each of Trulieve US, Leef Industries, Life Essence, Trulieve Holdings and Healing Corner is wholly owned (directly or indirectly) by Trulieve Cannabis Corp. As of September 30, 2020, substantially all of our revenue was generated from the sale of medical cannabis products in the State of Florida. To date, neither the sale of adult-use cannabis products, nor our operations in Massachusetts, California, Connecticut and Pennsylvania, have been material to our business.

Florida

Trulieve US is a vertically integrated “seed to sale” cannabis company and is the first and largest licensed medical marijuana company in the State of Florida as of September 30, 2020, based on publicly available reports filed with the Florida Office of Medical Marijuana Use, with Trulieve US having the most dispensing locations and more cannabis products dispensed in each reported category than any other licensed company in the state. Trulieve US cultivates and produces all of its products in-house and distributes those products to Trulieve branded stores (dispensaries) throughout the State of Florida, as well as directly to patients via home delivery. Our experience in the vertically integrated Florida market has given us the ability to scale and penetrate in all necessary business segments (cultivation, production, sales and distribution).We believe that we have the experience necessary to secure and maintain the position of market leader in Florida and to carry that expertise effectively into other regulated market opportunities.

As of September 30, 2020, Trulieve US operated over 1,780,408 square feet of cultivation facilities across five sites. In accordance with Florida law, Trulieve US grows in secure enclosed indoor facilities and greenhouse structures.

Trulieve US operates a good manufacturing practices, or GMP, certified processing facility, encompassing an estimated 55,000 square feet. In furtherance of our patient-first focus, we have developed a suite of Trulieve branded products with over 500 stock keeping units, or SKUs, including smokable flower, edibles, vaporizer cartridges, concentrates, topicals, capsules, tinctures, dissolvable powders, and nasal sprays. This wide variety of products gives patients the ability to select the product that provides them with the most desired effect and delivery mechanism. Trulieve US distributes its products to patients in Trulieve-branded retail stores and by home delivery. As of September 30, 2020, Trulieve US operated 59 stores, encompassing 183,247 square feet of retail space, throughout the State of Florida.

Massachusetts

Life Essence is currently in the permitting and development phase for multiple adult-use and medical cannabis retail locations, as well as a cultivation and product manufacturing facility in Massachusetts. Life Essence has been awarded a Final Adult Use Marijuana Retailer License for a retail location in Northampton and a Final Medical Marijuana Treatment Center License a medical marijuana cultivation and processing facility in Holyoke and medical marijuana dispensary in Northampton. Life Essence also holds Provisional Licenses for Adult Use cultivation and processing at the same facility in Holyoke, and provisional certificates of registration for medical marijuana dispensaries in Holyoke and Cambridge. Subject to receipt final approvals from the Cannabis Control Commission and local permitting, these licenses will allow Life Essence to build out its infrastructure and engage in medical cannabis cultivation, processing and retailing in Massachusetts.

California

Leef Industries operates a licensed medical and adult-use cannabis dispensary located in Palm Springs, California. We believe that Leef Industries has demonstrated encouraging growth in the market, offering in-store and online shopping, along with product home delivery.

Connecticut

Healing Corner is a licensed medical cannabis dispensary located in Bristol, Connecticut. Healing Corner was founded in 2014 and provides a range of medical marijuana products. Patients may also reserve their medical marijuana order through Healing Corner’s Canna-Fill online system. As of September 30, 2020, Healing Corner served approximately 10% of Connecticut’s medical marijuana patient population.

Pennsylvania

On November 12, 2020, we completed the acquisition of 100% of the membership interests of: (i) PurePenn LLC and Pioneer Leasing & Consulting LLC, which we refer to collectively as PurePenn, and (ii) Keystone Relief Centers LLC, which does business as and we refer to herein as Solevo Wellness. PurePenn operates marijuana cultivation and manufacturing facilities in the Pittsburgh, Pennsylvania area and currently wholesales to 100% of the operating dispensaries in Pennsylvania. As of September 30, 2020, PurePenn has 35,000 square feet of cultivation space with the ability to produce over 460,000 grams of finished product annually and has a product mix of approximately 95% oil and 5% flower. Solevo Wellness operates three medical marijuana dispensaries, each with six points of sale, in the Pittsburgh, Pennsylvania area.

Recent Developments

Alex D’Amico was appointed as our Chief Financial Officer effective June 1, 2020. Our Controller and Director of Financial Reporting, Ryan Blust, served as Interim Chief Financial Officer from April 24, 2020 to June 1, 2020.

At the annual general meeting of our shareholders held on June 2, 2020, two new directors, Susan Thronson and Thomas Millner, were appointed to our board of directors.

On September 21, 2020, we concluded the offer and sale of 4,715,000 Subordinate Voting Shares at a price of $18.56 per share. After paying the underwriting commission of approximately $4.1 million, we received aggregate consideration of approximately $83.2 million.

On November 12, 2020, we completed the acquisition of 100% of the membership interests of PurePenn and Solevo Wellness, expanding our operations into the Commonwealth of Pennsylvania.

On November 13, 2020, we were awarded a processor permit by the West Virginia Office of Medical Cannabis.

Balance Sheet Exposure

At September 30, 2020 and December 31, 2019, 100% of our balance sheet is exposed to U.S. cannabis-related activities. We believe our operations are in material compliance with all applicable state and local laws, regulations and licensing requirements in the states in which we operate. However, cannabis remains illegal under U.S. federal law. Substantially all our revenue is derived from U.S. cannabis operations. For information about risks related to U.S. cannabis operations, please refer to “Risk Factors” in this prospectus.

Components of Results of Operations

Revenue

We derive our revenue from cannabis products which we manufacture, sell and distribute to our customers by home delivery and in our dispensaries.

Gross Profit

Gross profit includes the costs directly attributable to product sales and includes amounts paid to produce finished goods, such as flower, and concentrates, as well as packaging and other supplies, fees for services and processing, allocated overhead which includes allocations of rent, administrative salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in margins over comparative periods as the regulatory environment changes.

Sales and Marketing

Sales and marketing expenses consist of marketing expenses related to marketing programs for our products. Personnel related costs related to additional dispensaries are the primary costs of sales and marketing. As we continue to expand and open additional dispensaries, we expect our sales and marketing expenses to continue to increase.

General and Administrative

General and administrative expenses represent costs incurred at our corporate offices, primarily related to personnel costs, including salaries, incentive compensation, benefits, and other professional service costs, including legal and accounting. We expect to continue to invest considerably in this area to support our expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to continue to incur acquisition and transaction costs related to our expansion plans, and we anticipate a significant increase in compensation expenses related to recruiting and hiring talent, accounting, and legal and professional fees associated with becoming compliant with the Sarbanes-Oxley Act and other public company corporate expenses.

Depreciation and Amortization

Depreciation expense is calculated on a straight-line basis using the estimated useful life of each asset. Estimated useful life is determined by asset class and is reviewed on an annual basis and revised if necessary.

Amortization expense is amortized using the straight-line method over the estimated useful life of the intangible assets. Useful lives for intangible assets are determined by type of asset with the initial determination of useful life determined during the valuation of the business combination. On an annual basis, the useful lives of each intangible class of assets are evaluated for appropriateness and adjusted if appropriate.

Other Income (Expense), Net

Interest and other income (expense), net consist primarily of interest income, interest expense, and the impact of the revaluation of the debt warrants.

Provision for Income Taxes

Provision for income taxes is calculated using the asset and liability method. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As we operate in the cannabis industry, we are subject to the limits of IRC Section 280E under which we are only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

Results of Operations

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019

Revenue, Net of Discounts

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
Revenue, Net of Discounts	$353,095,708	$173,126,437	$179,969,271	104%

Revenue for the nine months ended September 30, 2020 was $353.1 million, an increase of $180.0 million, from $173.1 million for the nine months ended September 30, 2019. Increase in revenue is the result of an increase in our organic growth in retail sales due to the increase in products available for purchase and overall patient count. In addition, the increase in the number of dispensaries from 37 dispensaries in September of 2019 to 61 dispensaries as of September 30, 2020 increased retail sales period over period.

Cost of Goods Sold

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
Cost of Goods Sold	$86,556,609	$46,020,989	$40,535,620	88%
% of Total Revenues	25%	27%

Cost of goods sold for the nine months ended September 30, 2020 was $86.6 million, up $40.5 million, or 88%, from $46.0 million for the nine months ended September 30, 2019, due to our increase in retail sales resulting from our increase in dispensaries in 2020 compared to 2019. The decrease in cost of goods sold as a percentage of revenue from 27% for the nine months ended September 30, 2019 compared to 25% for the nine months ended as of September 30, 2020 is the result of capital expenditures incurred since the end of the third quarter of 2019 to automate and improve our cultivation processes to increase crop yields and decrease costs related to production.

Gross Profit

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
Gross Profit	$266,539,099	$127,105,448	$139,433,651	110%
% of Total Revenues	75%	73%

Gross profit for the nine months ended September 30, 2020 was $266.5 million, up $139.4 million, or 110%, from $127.1 million for the nine months ended September 30, 2019, is due to our increase in retail sales as a result of our additional dispensaries as of September 30, 2020 compared to September 30, 2019. Our gross profit as a percentage of revenue increased from 73% for the nine months ended September 30, 2019 to 75% for the nine months ended September 30, 2020 due to capital expenditures incurred subsequent to the third quarter 2019 to automate and improve our cultivation process and increase crop yields.

Sales and Marketing Expenses

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
Sales and Marketing Expenses	$80,764,187	$39,930,754	$40,833,433	102%
% of Total Revenues	23%	23%

Sales and marketing expense increased for the nine months ended September 30, 2020 to $80.8 million compared to the nine months ended September 30, 2019 of $39.9 million, an increase of $40.8 million. The increase in sales and marketing expenses is the result of the increase in personnel related costs due to higher head count in the sales and marketing workforce as a result of opening twenty-four additional dispensaries since the nine months ended September 30, 2019.

General and Administrative Expenses

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
General and Administrative Expenses	$22,696,163	$8,779,163	$13,917,000	159%
% of Total Revenues	6%	5%

General and administrative expenses increased to $22.7 million for the nine months ended September 30, 2020, an increase of $13.9 million compared to $8.8 million in general and administrative expenses for the nine months ended September 30, 2019. The increase in general and administrative expenses is the result of an increase in personnel costs related to higher headcount in corporate related fields such as accounting, legal and information technology to sustain and increase the high growth the company has achieved year over year.

Depreciation and Amortization Expenses

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
Depreciation and Amortization Expenses	$8,611,925	$3,682,580	$4,929,345	134%
% of Total Revenues	2%	2%

Depreciation and amortization expense for the nine months ended September 30, 2020 was $8.6 million, from $3.6 million for the nine months ended September 30, 2019, an increase of $4.9 million for the nine months ended September 30, 2020. The increase in depreciation and amortization expenses was due to higher capitalized assets in the nine months of 2020 compared to 2019 as a result of increased infrastructure to support the business growth, such as additional dispensaries and automation of cultivation sites. In addition, depreciation expense increased due to additional finance leases added since the nine months ended September 30, 2019.

Total Other Income (Expense), Net

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
Total Other Income (Expense), Net	$(27,392,884)	$239,064	$(27,631,948)	*	*
% of Total Revenues	(8%)	0%

**	Not meaningful.

Total other income (expense), net for the nine months ended September 30, 2020 was $(27.4) million, an increase in other expense of $(27.6) million, from $0.2 million for the nine months ended September 30, 2019. The overall increase is the result of interest expense related to the June and November Notes and the additional finance leases added subsequent to September 30, 2019.

Provision for Income Taxes

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
Provision for Income Taxes	$67,115,856	$34,101,740	$33,014,116	97%
Effective Tax Rate	25%	27%

Income tax expense increased $33.0 million from $34.1 million for the nine months ended September 30, 2019, to $67.1 million for the nine months ended September 30, 2020 as a result of the $139.4 million increase in gross profit for the same periods. Under IRC Section 280E, cannabis companies are only allowed to deduct expenses that are directly related to production of the products. Due to the significant increase in gross profit as a result of the increase in retail sales and the efficiencies gained in automation of production, income tax expense increased significantly.

Net Income and Comprehensive Income

	Nine Months Ended September 30,		Change Increase / (Decrease)
	2020	2019	$	%
	(Unaudited)	(Unaudited)
Net Income and Comprehensive Income	$59,958,084	$40,850,275	$19,107,809	47%

Net income for the nine months ended September 30, 2020 was $60.0 million, up $19.1 million, from $40.9 million for the nine months ended September 30, 2019. The increase in net income was driven by the increase in retail sales as a result of opening twenty-four additional dispensaries since the nine months ended September 30, 2019. Gross profit as a percentage of revenue increased period over period due to the increased efficiencies gained through our continued capital expenditures aimed at increasing automation and, as a result, improving crop yields and lowering product costs. These increases and improvements to net income were offset by the increase in expenses related to the increase in dispensaries such as payroll, insurance, depreciation and interest expense costs. In addition, due to the implementation of the new accounting standard for leases, additional depreciation and interest expense was recorded period over period due to the additional leases completed for the dispensaries. Income taxes also increased significantly period over period due to the higher margins realized due to the increase in revenue and efficiencies in production mentioned earlier.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue, Net of Discounts

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
Revenue, Net of Discounts	$252,818,589	$102,816,632	$150,001,957	146%

Revenue for the year ended December 31, 2019 was $252.8 million, an increase of $150.0 million, from $102.8 million for the year ended December 31, 2018. Increase in revenue is the result of an increase in our organic growth in retail sales due to the increase in products available for purchase and overall patient count. In addition, we opened 20 additional dispensaries for the year ended December 31, 2019, which increased retail sales year over year.

Cost of Goods Sold

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
Cost of Goods Sold	$60,981,777	$22,385,356	$38,596,421	172%
% of Total Revenues	24%	22%

Cost of goods sold for the year ended December 31, 2019 was $61.0 million, an increase of $38.6 million, from $22.4 million for the year ended December 31, 2018 due to increased retail sales as a result of our increase in dispensaries and patient count. Our cost of goods sold as a percentage of revenue increased from 22% for the year ended December 31, 2018 to 24% for the year ended December 31, 2019 due to the change in product mix as we introduced additional products during this period that had higher production costs.

Gross Profit

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
Gross Profit	$191,836,812	$80,431,276	$111,405,536	139%
% of Total Revenues	76%	78%

Gross profit for the year ended December 31, 2019 was $191.8 million, an increase of $111.4 million, from $80.4 million for the year ended December 31, 2018. Gross profit as a percentage of revenue decreased from December 31, 2018 compared to December 31, 2019 from 78% to 76%, respectively. Our increase of $111.4 million period over period is the result of the increase in retail sales due to the increase in our number of dispensaries and patient count. Our decrease in gross profit percentage is the result of adding additional products with higher production costs during the same period.

Sales and Marketing Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
Sales and Marketing Expenses	$59,348,993	$25,050,227	$34,298,766	137%
% of Total Revenues	23%	24%

Sales and marketing expense increased from $25.1 million for the year ended December 31, 2018, to $59.3 million for the year ended December 31, 2019, an increase of $34.3 million. The increase in sales and marketing is the result of higher head count for the year ended December 31, 2019 as compared to the year ended December 31, 2018 as we continued to build our sales team to maintain and further drive higher growth in sales and market share. The increased head count resulted in higher personnel costs, which is the driver for the increase in sales in marketing year over year.

General and Administrative Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
General and Administrative Expenses	$14,070,939	$19,155,759	$(5,084,820)	(27%)
% of Total Revenues	6%	19%

General and administrative expense for the year ended December 31, 2019 decreased to $14.1 million from $19.2 million for the year ended December 31, 2018, a decrease of $5.1 million. The decrease in general and administrative expense is the result of recording in 2018 the remaining stock compensation of $15.0 million related to founders’ warrants. This decrease in expense for the year ended December 31, 2019 is offset by an increase in infrastructure expenses to support our continued business growth.

Depreciation and Amortization Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
Depreciation and Amortization Expenses	$5,078,996	$1,137,675	$3,941,321	346%
% of Total Revenues	2%	1%

Depreciation and amortization expenses for the year ended December 31, 2019 was $5.1 million, up $3.9 million, or 346%, from $1.1 million for the year ended December 31, 2018. The overall increase in depreciation and amortization expenses was due to investment in infrastructure that resulted in more capitalized assets from the additional dispensaries and cultivation space. Additionally, we implemented Accounting Standards Codification, or ASC, 842, Leases in 2019 and as a result there was additional amortization from finance leases.

Total Other Income (Expense), Net

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
Total Other Income (Expense), Net	$(9,657,683)	$(2,043,893)	$(7,613,790)	373%
% of Total Revenues	-4%	-2%

Total other income (expense), net for the year ended December 31, 2019 was $(9.7) million, an increase of $(7.6) million or 373%, from $(2.0) million for the year ended December 31, 2018. The increase is the result of interest expense related to the June and November Notes and the addition of finance leases in accordance with the new lease accounting standard effective for the year ended December 31, 2019.

Provision for Income Taxes

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
Provision for Income Taxes	$50,585,752	$22,151,218	$28,434,534	128%
Effective Tax Rate	49%	67%

Income tax expense for the year ended December 31, 2019 increased to $50.6 million from $22.2 million for the year ended December 31, 2018, an increase of $28.4 million as a result of a $111.4 million increase in gross profit for the same periods. Under IRC Section 280E, cannabis companies are only allowed to deduct expenses that are directly related to production of the products. The increase in income tax expense is due to the significant increase in gross profit as a result of the increase in retail sales partially offset by increase in production costs as a percentage of revenue due to the introduction of products with higher production costs.

Net Income and Comprehensive Income

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%
		(As Restated)
Net Income and Comprehensive Income	$53,094,449	$10,892,504	$42,201,945	387%

Net income for the year ended December 31, 2019 was $53.1 million, an increase of $42.2 million, or 387%, from $10.9 million for the year ended December 31, 2018. The increase in net income was driven by the increase in retail sales as a result of opening twenty additional dispensaries during the year ended December 31, 2019. Gross profit as a percentage of revenue decreased period over period due to the introduction of new products with higher production costs. This net increase to net income was offset by the net increase sales and marketing and general and administrative expenses related to the increase in personnel costs and increases in dispensary expenses such as insurance, depreciation and interest expense costs. In addition, due to the implementation of the new accounting standard for leases, additional depreciation and interest expense was recorded period over period due to the additional leases completed for the new dispensaries. Income taxes also increased significantly period over period due to the higher margins realized due to the increase in revenue and efficiencies in production offset by production mix.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have funded our operations and capital spending through cash flows from product sales, loans from affiliates and entities controlled by our affiliates, third-party debt and proceeds from the sale of our capital stock. We are generating cash from sales and are deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term to support our business growth and expansion. Our current, principal sources of liquidity are our cash and cash equivalents provided by our operations and debt and equity offerings. Cash and cash equivalents consist primarily of cash on deposit with banks and money market funds. Cash and cash equivalents were $193.4 million and $91.8 million as of September 30, 2020 and 2019, respectively. Cash and cash equivalents were $91.8 million and $24.4 million as of December 31, 2019 and 2018, respectively.

We believe our existing cash balances will be sufficient to meet our anticipated cash requirements from the auditor’s report issuance date through at least the next 12 months.

Our primary uses of cash are for working capital requirements, capital expenditures and debt service payments. Additionally, from time to time, we may use capital for acquisitions and other investing and financing activities. Working capital is used principally for our personnel as well as costs related to the growth, manufacture and production of our products. Our capital expenditures consist primarily of improvements in existing facilities and product development.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that additional funds will be obtained through the incurrence of indebtedness, additional equity financings or a combination of these potential sources of funds. There can be no assurance that we will be able to obtain additional funds on acceptable terms, on a timely basis, or at all. The failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the results of operations, and financial condition.

The following table presents our cash and outstanding debt as of the dates indicated:

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
	(Unaudited)
Cash and Cash Equivalents	$193,377,890	$91,812,821
Outstanding Debt:
Notes Payable	6,000,000	6,000,000
Notes Payable—Related Party	12,045,229	12,902,974
Other Long-Term Liabilities	120,349,908	118,256,414
Warrant Liability	22,673,899	9,891,666
Operating Lease Liability	30,911,724	23,142,598
Finance Lease Liability	39,711,067	19,439,285
Construction Finance Liability	$52,155,667	$22,955,955

Cash Flows

The table below highlights our cash flows for the periods indicated.

	Nine Months Ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Net Cash Provided By Operating Activities	$72,840,384	$18,282,813
Net Cash Used In Investing Activities	(90,813,669)	(79,482,289)
Net Cash Provided By Financing Activities	119,538,354	67,787,756
Net Increase In Cash and Cash Equivalents	101,565,069	6,588,280
Cash and Cash Equivalents, Beginning of Period	91,812,821	24,430,109
Cash and Cash Equivalents, End of Period	$193,377,890	$31,018,389

	Year Ended December 31,
	2019	2018
		(As Restated)
Net Cash Provided By Operating Activities	$19,072,834	$23,517,383
Net Cash Used In Investing Activities	(94,672,210)	(51,055,462)
Net Cash Provided By Financing Activities	142,982,088	50,561,129
Net Increase In Cash and Cash Equivalents	67,382,712	23,023,050
Cash and Cash Equivalents, Beginning of Year	24,430,109	1,407,059
Cash and Cash Equivalents, End of Year	$91,812,821	$24,430,109

Cash Flow from Operating Activities

Net cash provided by operating activities was $72.8 million for the nine months ended September 30, 2020, an increase of $54.5 million, compared to $18.3 million net cash provided by operating activities during the nine months ended September 30, 2019. This is primarily due to the increase in net income from the increase in revenue offset by expenses related to business expansion.

Net cash provided by operating activities operating activities was $19.1 million for the year ended December 31, 2019, a decrease of $4.4 million, compared to $23.5 million net cash provided by operating activities during the year ended December 31, 2018. This is primarily due to the impact of changes in inventory and accounts payable and accrued liabilities related to our growth and expanded product mix, partially offset by our increase in net income as a result of the increase in dispensaries and organic growth as a result of increase in patient count.

Cash Flow from Investing Activities

Net cash used in investing activities was $90.8 million for the nine months ended September 30, 2020, an increase of $11.3 million, compared to the $79.5 million net cash used in investing activities for the nine months ended September 30, 2019. The decrease is primarily due to the net assets acquired in the acquisition of Healing Corner that occurred in 2019, partially offset by the increase in purchases of property and equipment mainly related to construction and automation of cultivation sites.

Net cash used in investing activities was $94.7 million for the year ended December 31, 2019, an increase of $43.6 million, compared to the $51.1 million net cash used in investing activities for the year ended December 31, 2018. The increase is due to the additional dispensaries and the construction and automation of our cultivation and processing facilities during the year-ended December 31, 2019. In addition, we acquired Healing Corner during the year ended December 31, 2019.

Cash Flow from Financing Activities

Net cash provided by financing activities was $119.5 million for the nine months ended September 30, 2020, an increase of $51.8 million, compared to the $67.8 million net cash provided by financing activities for the nine months ended September 30, 2019. The increase was primarily related to the $83.2 million for the proceeds for issuance of shares offering that occurred in September 2020 and the $11.5 million proceeds from share warrants exercised during the nine months ended September 30, 2020. Partially offset by the $65.9 million in net proceeds received from the debt issuance in 2019.

Net cash provided by financing activities was $143.0 million for the year ended December 31, 2019, an increase of $92.4 million, compared to the $50.6 million net cash provided by financing activities for the year ended December 31, 2018. The increase was primarily related to the $122.2 million net proceeds received from our recent debt issuance compared to the $46.0 million net proceeds raised with the subscription receipt offering in 2018. An additional increase as a result of the proceeds from the construction finance liability related to transactions for properties located in Massachusetts and Florida.

Funding Sources

Finance Liability, “June Warrants” and “November Warrants”

On June 18, 2019, we completed an offering using our Canadian prospectus of 70,000 units (the “June Units”), comprised of an aggregate principal amount of US$70,000,000 of 9.75% senior secured notes maturing in 2024 (the “June Notes”) and an aggregate amount of 1,470,000 subordinate voting share warrants (each individual warrant being a “June Warrant”) at a price of US$980 per June Unit for a gross proceeds of

US$68,600,000. Each June Unit was comprised of one June Note issued in denominations of $1,000 and 21 June Warrants.

On November 7, 2019, we completed an offering using our Canadian prospectus of 60,000 units (the “November Units”), comprised of an aggregate principal amount of US$60,000,000 of 9.75% senior secured notes maturing in 2024 (the “November Notes”) and an aggregate amount of 1,560,000 subordinate voting share warrants (each individual warrant being a “November Warrant”) at a price of US$980 per November Unit for a gross proceeds of US$61,059,000. Each November Unit was comprised of one November Note issued in denominations of $1,000 and 26 November Warrants.

Promissory Notes

On April 10, 2017, we entered into an unsecured promissory note with a 12% annual interest rate, which was amended in January 2019 to extend the maturity by three years to 2022, with a balance as of December 31, 2019 of $4,000,000. On December 17, 2017, we entered into a promissory note dated December 7, 2017, with a 12% annual interest rate and a balance as of December 31, 2019 of $2,000,000. Each promissory note is due in 2021.

Related Party Promissory Notes

In February 2019, we entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder of Trulieve for $257,337. In March 2018, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $158,900. In June 2018, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $262,010. In November 2018, the Company entered into two separate 24-month unsecured loans each with an 8% annual interest rate with a former director and shareholder for a total of $474,864.

In May 2018, the Company entered into two separate unsecured promissory notes (the “Traunch Four Note” and the “Rivers Note”) for a total of $12,000,000. The Traunch Four Note is held by Traunch Four, LLC, an entity whose owners include Kim Rivers, the Chief Executive Officer and Chair of the Board, as well as Thad Beshears, Richard May and George Hackney, all directors of Trulieve. The Rivers Note is held by Kim Rivers. Each promissory note has a 24-month maturity and 12% annual interest rate. The two unsecured promissory notes were amended in December 2019 to extend the maturity one year to May 2021, all other terms remain unchanged.

Contractual Obligations

At September 30, 2020, we had the following contractual obligations to make future payments, representing contracts and other commitments that are known and committed:

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total
					(Unaudited)
Accounts Payable and Accrued Liabilities	$32,777,732	$—	$—	$—	$32,777,732
Notes Payable	2,000,000	4,000,000	—	—	6,000,000
Notes Payable—Related Party	12,045,229	—	—	—	12,045,229
Other Long-Term Liabilities	—	—	130,000,000	—	130,000,000
Operating Lease Liability	5,570,808	10,957,794	10,192,631	16,255,630	42,976,863
Finance Lease Liability	6,851,535	12,775,279	11,364,441	26,223,670	57,214,925
Construction Finance Liability	$—	$—	$52,155,667	$—	$52,155,667

At December 31, 2019, we had the following contractual obligations to make future payments, representing contracts and other commitments that are known and committed.

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total
Accounts Payable and Accrued Liabilities	$24,307,930	$—	$—	$—	$24,307,930
Notes Payable	—	6,000,000	—	—	6,000,000
Notes Payable—Related Party	923,728	11,979,246	—	—	12,902,974
Other Long-Term Liabilities	—	—	130,000,000	—	130,000,000
Operating Lease Liability	4,386,675	8,371,535	7,553,682	11,417,672	31,729,564
Finance Lease Liability	3,752,382	6,240,219	5,227,845	12,453,373	27,673,819
Construction Finance Liability	$—	$—	$22,955,955	$—	$22,955,955

Critical accounting policies and estimates

Critical accounting estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates, revisions to accounting estimates are recognized in the period in which the estimate is revised.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Estimated Useful Lives and Depreciation of Property and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Accounting for acquisitions and business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired and consideration paid are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price, what we expect to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Goodwill Impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill has been impaired. In order to determine if the value of goodwill may have been impaired, we perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. When applying this valuation technique, we rely on a number of factors, including historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Share-based payment arrangements

We use the Black-Scholes pricing model to determine the fair value of warrants granted to employees and directors under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of future share price, risk free rates, and future dividend yields at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Critical accounting policies

Inventory

Our inventories primarily consist of raw materials, internally-produced work in process, and finished goods and packaging materials. Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less then net realizable value. The costs include materials, labor and manufacturing overhead used in the growing and production processes. Pre-harvest costs are capitalized. Our inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Leases

ASC Topic 842 a standard that requires lessees to increase transparency and comparability among organization by requiring the recognition of Right of Use Assets “ROU” assets and lease liabilities on the balance sheet. The requirements of this standard include a significant increase in required disclosures to meet the objectives of enabling users of financial statement to assess the amount, timing, and uncertainty of cash flows arising from leases. The new standard was effective beginning January 1, 2019 and the standard was adopted using the modified retrospective transition approach, which allows us to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate comparative prior year periods.

Revenue Recognition

We recognize revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Through our application of the standard, we recognize revenue to depict the transfer of promised goods to our customers in an amount that reflects the consideration of which we expect to be entitled to in exchange for those goods. We contract with our customers for the sale of dried cannabis, cannabis oil and other cannabis related products that consist of multiple performance obligations. Revenue from the direct sale of cannabis to customers for a fixed price is recognized when we transfer control of the goods to the customer at the point of sale and the customer has paid for the goods.

Stock Based Compensation

We account for stock based compensation expense in accordance with FASB ASC 718 Compensation – Stock Compensation, which requires the measurement and recognition of stock-based compensation expense based on estimated fair values, for all stock based payment awards made to employees. We measure the stock-based payment awards based on its estimated fair value of the awards using the Black-Scholes option pricing model, and the fair value of the Company’s common stock on the date of grant, for the warrants and options.

Off-Balance Sheet Arrangements

As of the date of this filing, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of, including, and without limitation, such considerations as liquidity and capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Strategic and operational risks arise if we fail to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Currency Risk

Our operating results and financial position are reported in U.S. dollars. Some of our financial transactions are denominated in currencies other than the U.S. dollar. The results of operations are subject to currency transaction risks.

We have no hedging agreements in place with respect to foreign exchange rates. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Credit Risk

We do not believe that we have credit risk, our revenue is generated exclusively through cash transactions. We deal entirely with on demand sales and we do not enter into any wholesale agreements, therefore we do not have trade accounts receivable.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet its financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. Interest rates have a direct impact on the valuation of our debt warrants whose value is calculated by using the Black Scholes method for fair value calculation, for which interest rates are a key assumption used in the Black Scholes valuation model.

Concentration Risk

Operations are substantially located in Florida. Should economic conditions deteriorate within that region, our results of operations and financial position would be negatively impacted.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. We have high volatility as we are a high growth company and our stock is continually increasing. We believe we have low to moderate levels of risk related to our warranty liability which is affected by our stock price.

Banking Risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of Trulieve, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. We have banking relationships in all jurisdictions in which we operate. In addition, our cash balances are in excess of Federal Deposit Insurance Corporation (the “FDIC”) limits, which results in the cash in excess of the FDIC limits being at risk if the financial institutions with which we do business fail.

Financial Instruments and Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks. The board of directors of Trulieve mitigates these risks by assessing, monitoring and approving the risk management processes.

Our financial instruments are carried at fair value and consist of money market fund and warrant liability. Our financial instruments where carrying value approximates the fair value include cash, accounts payable and accrued liabilities, notes payable, notes payable related party, operating lease liability, finance lease liability, other long-term liabilities and construction finance liability. Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1:	Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly; and

Level 3:	Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

BUSINESS

Overview

Trulieve is a multi-state cannabis operator which currently operates under licenses in five states. Headquartered in Quincy, Florida, we are the brand leader for quality medical cannabis products and services in Florida and want to become the brand leader for quality medical and recreational cannabis products and services in all of the markets that we serve. We operate in highly regulated markets that require expertise in cultivation, manufacturing, retail and logistics. We have developed proficiencies in each of these functions and are committed to utilizing predictive analytics to stay abreast of sales trends, patient demographics and evolving demand. All of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal marijuana sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, only California and Massachusetts have adopted legislation permitting the sale of adult-use cannabis products.

In states that require cannabis companies to be vertically integrated, ownership of the entire supply chain mitigates third-party risks and allows us to completely control product quality and brand experience. We believe that this results in high patient retention and brand loyalty. We successfully operate our core business functions of cultivation, production and distribution at scale, and are skilled at rapidly increasing capacity without any interruption to existing operations. The Trulieve brand philosophy of “Patients First” permeates our culture beginning with high-quality cultivation and GMP-certified product manufacturing, through the consumer experience at Trulieve stores, at our in-house call center and at patient residences through a robust home delivery program.

As of September 30, 2020, substantially all of our revenue was generated from the sale of medical cannabis products in the State of Florida. To date, neither the sale of adult-use cannabis products, nor our operations in Massachusetts, California, Connecticut and Pennsylvania, have been material to our business.

Florida

Trulieve US is a vertically integrated “seed to sale” cannabis company and is the first and largest licensed medical marijuana company in the State of Florida as of September 30, 2020, based on publicly available reports filed with the Florida Office of Medical Marijuana Use, with Trulieve US having the most dispensing locations and more cannabis products dispensed in each reported category than any other licensed company in the state. Trulieve US cultivates and produces all of its products in-house and distributes those products to Trulieve branded stores (dispensaries) throughout the State of Florida, as well as directly to patients via home delivery. Trulieve’s experience in the vertically integrated Florida market has given us the ability to scale and penetrate in all necessary business segments (cultivation, production, sales and distribution). We believe that we have the experience necessary to secure and maintain the position of market leader in Florida and to carry that expertise effectively into other regulated market opportunities.

As of September 30, 2020, Trulieve US operated over 1,780,408 square feet of cultivation facilities across five sites. In accordance with Florida law, Trulieve US grows all of its cannabis in secure enclosed indoor facilities and greenhouse structures.

Trulieve US operates a GMP-certified processing facility, encompassing an estimated 55,000 square feet. In furtherance of our patient-first focus, we have developed a suite of Trulieve branded products with over 500 stock keeping units, or SKUs, including smokable flower, edibles, vaporizer cartridges, concentrates, topicals, capsules, tinctures, dissolvable powders, and nasal sprays. This wide variety of products gives patients the ability to select the product that provides them with the most desired effect and delivery mechanism. Trulieve US distributes its products to patients in Trulieve-branded retail stores and by home delivery. As of September 30, 2020, Trulieve US operated 59 stores, encompassing 183,247 square feet of retail space, throughout the State of Florida.

Massachusetts

Life Essence is currently in the permitting and development phase for multiple adult-use and medical cannabis retail locations, as well as a cultivation and product manufacturing facility in Massachusetts. Life Essence has been awarded a Final Adult Use Marijuana Retailer License for a retail location in Northampton and a Final Medical Marijuana Treatment Center License a medical marijuana cultivation and processing facility in Holyoke and medical marijuana dispensary in Northampton. Life Essence also holds Provisional Licenses for Adult Use cultivation and processing at the same facility in Holyoke, and provisional certificates of registration for medical marijuana dispensaries in Holyoke and Cambridge. Subject to receipt final approvals from the Cannabis Control Commission and local permitting, these licenses will allow Life Essence to build out its infrastructure and engage in medical cannabis cultivation, processing and retailing in Massachusetts.

California

Leef Industries operates a licensed medical and adult-use cannabis dispensary located in Palm Springs, California. Trulieve believes Leef Industries has demonstrated encouraging growth in the market, offering in-store and online shopping, along with product home delivery.

Connecticut

Healing Corner is a licensed medical cannabis dispensary located in Bristol, Connecticut. Healing Corner was founded in 2014 and provides a range of medical marijuana products. Patients may also reserve their medical marijuana order through Healing Corner’s Canna-Fill online system. As of September 30, 2020, Healing Corner served approximately 10% of Connecticut’s medical marijuana patient population.

Pennsylvania

On November 12, 2020, we completed the acquisition of 100% of the membership interests of: (i) PurePenn LLC and Pioneer Leasing & Consulting LLC, which we refer to collectively as PurePenn, and (ii) Keystone Relief Centers LLC, which does business as and we refer to herein as Solevo Wellness. PurePenn operates marijuana cultivation and manufacturing facilities in the Pittsburgh, Pennsylvania area and currently wholesales to 100% of the operating dispensaries in Pennsylvania. As of September 30, 2020, PurePenn has 35,000 square feet of cultivation space with the ability to produce over 460,000 grams of finished product annually and has a product mix of approximately 95% oil and 5% flower. Solevo Wellness operates three medical marijuana dispensaries, each with six points of sale, in the Pittsburgh, Pennsylvania area.

Data Utilization for Predictive Analytics

We collect and analyze data throughout our entire seed-to-sale process. All strategic and tactical business decisions are driven by analyses of historical data coupled with predictive analytics to ensure the best possible solution is formulated and executed. Data collection systems are based on a state-of-the-art SAP platform, which is cloud based and routinely backed up to ensure the security and integrity of data repositories.

In our cultivation activities, we use data analytics to predict future yields and plan future crop rotations to meet projected patient demand. Our predictive analysis is designed to ensure that we operate in an efficient manner to maximize the harvest output to cost ratio, while delivering products with desirable characteristics.

We also use data analytics throughout the entire manufacturing process to monitor outputs in real-time, assist with quality control, and analyze key metrics to optimize lean flow efficiency. Consistency is paramount to us and tracking recorded data helps to promote uniformity and end-to-end traceability for all products distributed.

Once our products are in Trulieve stores, each sales transaction is recorded. The reports derived from the recorded information allow us to track and analyze – by retail location – sales trends, quantities dispensed, and products sold by subcategory. We use this data for regression and predictive analysis, cultivation crop and derivative product manufacturing planning, and patient marketing. The data is also key in planning future cultivation and manufacturing expansion. On the retail side, delivery request volume is used to guide new retail store placement and predictive analyses inform retail inventory planning.

High-Yield Cultivation Facilities and Techniques

Trulieve transforms raw cannabis flower into the portfolio of products sold in our stores. With a focus on scalable operations, we have detailed standard operating procedures as well as robust training protocols that are employed across all cultivation sites to achieve a high level of consistency and medicinal quality.

As of September 30, 2020, Trulieve US operated over 1,780,408 square feet of cultivation facilities across five sites in Florida. In accordance with Florida law, Trulieve US grows in secure enclosed indoor facilities and greenhouse structures. In Massachusetts, we anticipate that we will complete the first phase of our medical marijuana cultivation and processing facility in the first quarter of 2021.

The ability to quickly construct and operate high-yield cultivation facilities at commercial scale is critical in Florida as well as other vertical markets. We currently grow over 100 cannabis flower strains with varying price points and through September 30, 2020, based on publicly available reports filed with the Florida Office of Medical Marijuana Use, are responsible for approximately 50% of all cannabis flower sold in Florida through licensed dispensaries.

Scaled, Quality Production

As a vertically-integrated company in Florida, Trulieve US produces 100% of all products sold in our Florida stores. We have successfully obtained GMP certification for our Florida manufacturing facilities and have detailed standard operating procedures and comprehensive quality systems in place to ensure safe and effective products are delivered to our patients.

We primarily utilize super critical ethanol extraction to obtain the cannabis oil used in the majority of our branded products. We also utilize carbon dioxide extraction for terpene extraction as well as a line of CO2 vaporizer cartridges. We have a 55,000 square foot facility that houses extraction, infusion, packaging, and shipping activities. In connection with recent regulatory changes that allow edible cannabis products to be sold in Florida, the building was outfitted with a state-of-the-art, GMP-certified kitchen.

As of September 30, 2020, we manufacture, package and distribute products in a variety of market segments with over 500 SKUs.

Marketing and Community Outreach

Trulieve’s marketing strategies currently center around education and outreach for three key groups: physicians, patients and potential patients.

We provide industry leading education, outreach and support to all registered Florida medical cannabis physicians. Our educational materials are designed to help physicians understand cannabinoid science, the high standards pursuant to which our plants are cultivated and how our products provide relief for patients. Our dedicated physician education team delivers in-person outreach to hundreds of physicians each month as well as immediate phone support through a dedicated physician education team member in our call center.

Patients primarily learn about us through their physicians, patient-centric community events, and digital marketing. We participate in dozens of patient outreach and community events on a monthly basis. An engaged patient audience is captured through our digital content marketing. We engage with our consumer base via multiple popular social media platforms.

We also attend many events focused on educating non-patients who may benefit such as veterans, seniors, organizations that serve qualifying patient populations, and various health and wellness groups. Search engine optimization of our website also captures potential patients researching the benefits of medical marijuana, which offers another pathway to informative materials about therapeutic uses of cannabis, our products and how to legally access them.

Patient Focused Experiences

It is our goal to generate loyalty to the Trulieve brand by providing patients with industry-leading products and superior customer service. We accomplish this goal through several key strategies: training; branded store experiences; brand awareness; multiple channels of distribution; loyalty program and communication platforms; and research and development.

Training

Patient experience is an area of high focus for Trulieve. We employ and continuously improve numerous training programs and methods in an effort to provide our front-line workers with the resources and information they need to provide patients with an excellent experience across all Trulieve branded locations. In addition, we utilize an advanced learning management system in cultivation and processing to standardize and track training. A multi-level training structure that employs three different training methodologies is used to track employee performance against our internal standards. This training approach is dynamic and subject to regular evaluation under our continuous improvement program. We offer specialized management training so there is daily reinforcement of patient experience best practices.

Branded Store Experiences

We maintain a consistent look and feel across our dispensary locations to streamline the dispensary experience for the benefit of patients. Our brand guidelines require that each store utilizes the same design, color scheme and layout to provide a comfortable, welcoming environment across locations. Similarly, we adhere to these brand standards in our digital marketing, lending to our brand recognition in Florida and beyond.

Brand Awareness

The foundation of our brand awareness is making top quality Trulieve branded products that are effective. In Florida, we believe that the Trulieve brand is already identified with quality and consistency; using our proven model to build similar brand associations in new markets is the next step in our expansion plan.

In addition, we partner with strategic brands that are or will be featured in Trulieve locations. To date, we have announced partnerships with Bhang, Binske, Loves Oven, SLANG and Blue River. Each strategic partner is a consumer favorite with a strong following, unique value proposition and market penetration strategy.

The third tier of our brand awareness consists of local partnerships. Our first local partnership was with Sunshine Cannabis, a Florida-based company whose focus has been on bringing back unique Florida-based cannabis strains such as “Sunshine Kush” and “Gainesville Green”. As a result of their grass roots marketing efforts, each of the two vape pen SKUs featuring these cannabis strains sold out within 48 hours of launch. We also have a partnership with the Bellamy Brothers, offering flower products in strains such as “Big Love”, “Reggae Cowboy” and “Afterglow”.

Multiple Channels of Distribution

To meet patient needs, we provide patients with several different purchase options. Patients can order products for delivery on-line or by calling our call-center. We offer delivery service across Florida. Patients can also place orders for in-store pick-up either online or via our call-center. Finally, patients are able to walk in to any Trulieve dispensary location and place an order in person.

Loyalty Program and Communication Platforms

The Truliever program is a patient-based loyalty program in which patients earn points for dollars spent and receive discounts when their points exceed specified thresholds. Trulievers are also the first to be informed about special discounts or limited product releases and are invited to exclusive Truliever promotions and events. We understand each consumer has unique communication preferences and capabilities. As such, we engage with patients and physicians through a variety of methods including email, text, social media and online chat.

Research and Development

We have a dedicated research and development team focused on product development and technological innovation. Our R&D team evaluates new technologies and performs rigorous testing prior to recommending new products for introduction into production. The team monitors developments in the fast-paced cannabis industry and adjacent industries to help us remain competitive.

Competitive Conditions and Position

We face competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The vast majority of both manufacturing and retail competitors in the cannabis market consists of localized businesses (those doing business in a single state). There are a few multistate operators with whom we compete directly. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter markets through acquisitive growth are also considered part of the competitive landscape. Similarly, as we execute our growth strategy, operators in our future state markets will inevitably become direct competitors.

Florida

The Office of Medical Marijuana Use, or OMMU, regulates the vertically integrated medical marijuana program in the state of Florida. Each operator is required to have a licensed cultivation, processing and dispensing site. As of September 30, 2020, there were 22 operators with 295 dispensaries (of which Trulieve operated 59) serving 447,386 patients in the state of Florida. Based on the October 2, 2020 OMMU report, Trulieve sold approximately 55% of the oil products and 51% of the smokable marijuana in Florida. The closest competitors are Surterra Wellness and Curaleaf. Surterra Wellness had 39 dispensaries or 14% of the total dispensaries and sold approximately 9% of the oil products and 10% of the smokable marijuana. Curaleaf had 33 dispensaries or 12% of the total dispensaries and sold approximately 12% of the oil products and 8% of the smokable marijuana. Other Florida competitors include Growhealthy (iAnthus), Columbia Care Florida, Liberty Health Sciences, AltMed Florida (MüV) and Fluent, all of which have fewer dispensaries and less market share.

California

California’s Office of Administrative Law approved the Medicinal and Adult-Use Cannabis Regulation and Safety Act, which is the general framework for the regulation of commercial medicinal and adult-use cannabis in California. California has the oldest and most saturated cannabis market in the US. It’s also the largest cannabis market in the world with an estimated $4.3 billion in sales annually. There were approximately 608 operational dispensaries in early 2020.

Connecticut

Connecticut’s Medical Marijuana Program is not currently accepting new applications and only issued licenses after selecting winners in response to a competitive RFP process. Currently, there are 18 dispensaries which source product from four licensed cultivators. The four licensed cultivators are Green Thumb Industries (GTI), Curaleaf, CTPharma and Theraplant. In addition to having one of the cultivation licenses Curaleaf operates four of the dispensaries.

Massachusetts

The Commonwealth of Massachusetts’s Cannabis Control Commission, or CCC, tightly regulates its medical and adult use market. The CCC has approved 298 Marijuana Retailer Licenses, 220 Marijuana Cultivation Licenses, and 170 Marijuana Product Manufacturer Licenses. Marijuana Retailer Licenses combine Medical and Adult use licenses. Notable competitors in Massachusetts include Ascend, Acreage Holdings, Cresco Labs, Cultivate, Curaleaf, Columbia Care, Diem Cannabis, MedMen, Harvest, Cookies and Surterra Wellness. Massachusetts regulations pit these competitors against each other in the highly competitive Host Community Agreement, or HCA, process. The HCA process gives invitations to dispensaries to operate within their city. Operators must obtain an HCA for a retail store, cultivation facility, and product manufacturing facility.

Of the 351 municipalities in the Commonwealth, approximately 167 have bans, no zoning, or have not responded. Approximately 62 municipalities have reached their license caps and 122 have zoning in place allowing for applications. Dispensaries compete for real estate locations for retail stores and in cultivation with respect to canopy size. The CCC has an 11 tier categorization for cultivation starting with a canopy limit of 5,000 square feet on tier 1 up to a canopy limit of 100,000 square feet on tier 11. As of June 2020 there were 129 cultivation applications with a maximum possible canopy of 3,645,000 square feet in Massachusetts, of which only six licensed entities were Tier 11.

Pennsylvania

Pennsylvania licenses three different types of marijuana organizations: dispensaries, grower-processors, and clinical registrants. A clinical registrant license allows the license holder to grow, process, and dispense medical marijuana in conjunction with an accredited medical school. The Commonwealth’s Medical Marijuana Act authorized the Department of Health to issue up to 25 grower-processor licenses and 50 dispensary licenses. The Department of Health is authorized to license up to eight clinical registrants and has licensed seven thus far. The Department of Health has discretion to expand the number of dispensary and grower-processor permits as necessary.

A dispensary license allows the licensee to dispense medical marijuana from the permitted location(s). No person may own more than five individual dispensary permits. A permit may be used to dispense medical marijuana at up to three locations as approved by the Department. Pennsylvania issued 27 dispensary licenses during Phase I of its medical marijuana program. Applicants were allowed to apply to operate up to three dispensary locations in a given region. Ten licensees obtained approval to open three locations, five licensees obtained approval to open two locations, and the remaining twelve licensees gained approval to open one location. During Phase II, Pennsylvania issued 23 dispensary licenses, with four licensees obtaining approval to open two locations and fifteen obtaining approval to open one location (none obtained approval to open three locations). Notable competitors include Columbia Care, GTI, Curaleaf and Harvest who controls 12 dispensaries.

Key Business Objectives

Trulieve will continue to focus on rapid growth in Florida, Connecticut, California, Pennsylvania and Massachusetts, while also moving into other states to expand the reach of our brand. We will continue to execute on our established business plan of being the clear market leader in the State of Florida. Our growth plans are comprised of three key strategies. In the next 12 months, we expect to:

•

Expand Current Cultivation and Production Operations: We will continue to scale cultivation and production operations as justified by supply-demand market dynamics, expanding our Florida indoor cultivation facilities and opening a cultivation and processing facility in Massachusetts.

•	Expand Current Market Retail Footprint: We will continue to scale retail locations in Florida and Massachusetts.

•	New Market Expansion: We will identify new markets that support our business model.

Trulieve Leases

We lease all of our store locations, two of our five cultivation sites in Florida and our combined cultivation and production sites in each of Pennsylvania and Massachusetts. We do not have any one lease representing over 10% of our consolidated leasing costs and, as a result, do not consider any of our leases to be material. In addition, in Florida we own one production facility, have a second owned production facility under construction and have recently acquired real property for an additional cultivation site.

Specialized Skills

We recruit talented individuals to join the Trulieve team. Our employees have a wide range of skill sets, including employees with PhD and master’s degrees. Many of our employees are college graduates and have specific skills related to their job function. We intend to continue to build out our research and development team with scientists and other technical specialists. We use a variety of recruiting techniques, including online resources as well as recruiting professionals, to assist with filling specialized roles.

Supply Chain

In the Florida market, we are a true seed to sale company and, as such, control the supply chain and distribution of our products. Aside from hardware components that are readily available, such as childproof packaging, and ingredients which are readily available, such as olive oil or coconut oil, raw materials are produced by us. Materials not produced in-house are purchased at market prices from vetted suppliers.

Brand Recognition and Intellectual Property

Hackney Nursery, a predecessor to Trulieve US, has been registered as a nursery in the State of Florida since June 2, 1981 and we were awarded a license to operate in Florida as a Medical Marijuana Dispensing Organization in 2015. Since that time, we have built brand recognition throughout the State of Florida. Trulieve maintains a consistent approach to the design of each of its stores to create a uniform experience for its patients.

We have received trademark approval from the State of Florida for the name Trulieve. We own the domain name trulieve.com as well as several related domain names. We have not registered any patents nor are we in the process of registering any patents. We rely on non-disclosure and confidentiality agreements to protect our intellectual property rights. To the extent we are required to make disclosure regarding specific proprietary or trade secret information, such information is redacted prior to public disclosure.

Year-Round Business

Our medical cannabis business is year-round and neither cyclical nor seasonal.

Diversity, Inclusion & Equity

We are committed to contributing positively to the legal cannabis industry. As a business that produces and distributes a product that many people – especially people of color – were arrested and incarcerated for in the past, we recognize the supreme importance of promoting diversity, inclusivity and equity in the cannabis industry. As such, we have launched a Diversity & Inclusion Committee comprised of executives, senior management, and a diversity consultant. The committee is charged with implementing and recording the efficacy of our efforts to recruit and develop diverse talent, implement company-wide diversity and cultural competency training, increase supplier diversity, engage in social justice initiatives and more.

Corporate History

Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) was incorporated under the Business Corporations Act (Ontario) on September 17, 1940. It changed its name from “Bandolac Mining Corporation” to “Schyan Exploration Inc. / Exploration Schyan Inc.” on October 29, 2008.

On September 19, 2018, in connection with the Transaction (as defined below), Schyan Exploration Inc. / Exploration Schyan Inc. filed Articles of Amendment under the Business Corporations Act (Ontario) to (i) effect the name change from “Schyan Exploration Inc. / Exploration Schyan Inc.” to “Trulieve Cannabis Corp.”, (ii) re-designate all of the then issued and outstanding common shares of the Company into Subordinate Voting Shares, on the basis that each one issued and outstanding common share was re-designated into one Subordinate Voting Share, and (iii) increase the authorized capital of the Company by creating two new classes of shares, an unlimited number of Super Voting Shares and an unlimited number of Multiple Voting Shares.

On September 19, 2018, in connection with the Transaction, Trulieve Cannabis Corp. continued into the Province of British Columbia as a corporation under the Business Corporations Act (British Columbia) and consolidated its issued and outstanding Subordinate Voting Shares on the basis of one post-consolidation share for every 80.94486 pre-consolidation shares.

On September 21, 2018, Trulieve Cannabis Corp. completed the Transaction and acquired all of the securities of Trulieve US by way of a plan of merger. Pursuant to the Transaction, a wholly owned subsidiary of Trulieve Cannabis Corp. created to effect the Transaction merged with and into Trulieve US and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp. In addition and in connection with the Transaction, 10,927,500 issued and outstanding subscription receipts of Trulieve US were exchanged for 10,927,500 Subordinate Voting Shares (3,573,450 of which Subordinate Voting Shares were immediately converted into 35,734.50 Multiple Voting Shares), 548,446 broker warrants of Trulieve US were exchanged for 548,446 broker warrants to purchase Subordinate Voting Shares at an exercise price of C$6.00, and 8,784,872 compensation warrants of Trulieve US were exchanged for 8,784,872 compensation warrants to purchase Subordinate Voting Shares at an exercise price of C$6.00. As a result of the Transaction, Trulieve Cannabis Corp. met the CSE listing requirements and the Subordinate Voting Shares commenced trading on the CSE under the symbol “TRUL” on September 25, 2018.

The Transaction

On September 11, 2018, Trulieve Cannabis Corp., Trulieve US and Schyan Sub, Inc., or Subco, a wholly-owned subsidiary of Trulieve Cannabis Corp., entered into a merger agreement to effect a transaction, or the Transaction, whereby Trulieve US and Subco merged, and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp.

At the annual and special meeting of shareholders held on August 15, 2018 and in connection with the Transaction, Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) received approval to continue into the jurisdiction of British Columbia. Trulieve Cannabis Corp. filed articles of continuance pursuant to the Business Corporations Act (British Columbia) and completed the continuance on September 19, 2018. Trulieve Cannabis Corp. filed articles of amendment on September 19, 2018 for the amendment to its articles providing for the re-designation of its common shares as Subordinate Voting Shares and to create a class of Multiple Voting Shares and Super Voting Shares on completion of the Transaction. The articles of amendment filed on September 19, 2018 also changed the Company’s name to “Trulieve Cannabis Corp.” (from Schyan Exploration Inc.).

In connection with the Transaction, Trulieve Cannabis Corp. consolidated its existing common shares on the basis of one Subordinate Voting Share for each 80.94486 existing common shares.

Prior to the Transaction, Trulieve US completed a brokered and a non-brokered subscription receipt financing, or SR Offering, at a price of C$6.00 per subscription receipt for aggregate gross proceeds of approximately C$65 million.

Holders of the subscription receipts that participated in the SR Offering on a non-brokered basis and whom were residents of the United States agreed to exchange the Subordinate Voting Shares issued to such holders on exercise of the subscription receipts for Multiple Voting Shares on the basis of one Multiple Voting Share for each 100 Subordinate Voting Shares.

In connection with the Transaction and pursuant to the SR Offering, a total of 7,554,050 Subordinate Voting Shares, 170,102.50 Multiple Voting Shares and 852,466 Super Voting Shares were issued and outstanding after completion of the Transaction, including Subordinate Voting Shares and Multiple Voting Shares issued to former holders of the subscription receipts issued in the SR Offering. Each Super Voting Share is convertible into Multiple Voting Shares at the option of the holder or upon certain triggering events. Each Multiple Voting Share, including those issued upon conversion of the Super Voting Shares, is convertible into 100 Subordinate Voting Shares at the option of the holder or upon certain triggering events.

The Subordinate Voting Shares trade on the Canadian Securities Exchange under the symbol “TRUL” and trade on the OTCQX Best Market under the symbol “TCNNF”.

Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) had no active business operations leading up to completion of the Transaction. In connection with the Transaction, it disposed of a mineral exploration property eight kilometers northeast of the town of Cadillac, Quebec.

Trulieve US was incorporated as a Georgia corporation under the name “George Hackney, Inc.” on January 25, 1990. On June 11, 2018, Trulieve US domesticated to Florida with the Florida Division of Corporations pursuant to Florida Statute 607.1801. On July 18, 2018, Trulieve US changed its name to “Trulieve, Inc.” On August 27, 2018, Trulieve US increased its authorized share capital to 25,000,000 shares of common stock and 20,000 shares of preferred stock with a par value of $0.001 per share. On September 11, 2018, Trulieve US approved a reclassification of the issued and outstanding share capital of Trulieve US whereby each issued and outstanding share of common stock was split and became 150 shares of common stock such that there were 986,835 shares of common stock of Trulieve US issued and outstanding prior to the closing of the Transaction.

Hackney Nursery, a predecessor to Trulieve US, has been registered as a nursery in the state of Florida since June 2, 1981. On November 23, 2015, Trulieve US was awarded a license to operate in the State of Florida as a Medical Marijuana Dispensing Organization. Trulieve US filed a fictitious name application with the Florida Division of Corporations for the name “Trulieve” on March 20, 2016 and changed its name to “Trulieve, Inc.” on July 18, 2018. Pursuant to current law, Trulieve US is now a Medical Marijuana Treatment Center in the State of Florida. Trulieve US is licensed to produce and sell medical cannabis in the State of Florida through the Florida Department of Health, Office of Medical Marijuana Use. The Department issued a license to Trulieve US on November 23, 2015.

Regulatory Overview

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we are currently directly involved, through our subsidiaries, in the cannabis industry. Trulieve US is directly engaged in the manufacture, possession, sale or distribution of cannabis in the medicinal cannabis marketplace in the State of Florida. Leef Industries is directly involved in the possession, use, sale and distribution of cannabis in the medicinal and adult-use cannabis marketplace in the State of California. Life Essence is in the process of building out its infrastructure to engage in cannabis cultivation, processing and retailing in the medicinal and adult-use cannabis marketplace in the Commonwealth of Massachusetts. PurePenn and Solevo Wellness are directly engaged in the manufacture, possession, sale or distribution of cannabis in the medicinal cannabis marketplace in the Commonwealth of Pennsylvania.

Federal Regulation of Cannabis in the United States

The United States federal government regulates drugs in large part through the Controlled Substances Act, or CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the federal Drug Enforcement Agency, or DEA, considers marijuana to have a high potential for abuse; no currently accepted medical use in treatment in the United States; and a lack of accepted safety for use of the drug under medical supervision. According to the U.S. federal government, cannabis having a concentration of tetrahydrocannabinol, or THC, greater than 0.3% is marijuana. Cannabis with a THC content below 0.3% is classified as hemp. The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical uses for marijuana by physicians, researchers, patients, and others. Moreover, as of November 30, 2020 and despite the clear conflict with U.S. federal law, 35 states and the District of Columbia have legalized marijuana for medical use, while 15 of those states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. In November 2020, voters in Arizona, Montana, New Jersey and South Dakota voted by referendum to legalize marijuana for adult use, and voters in Mississippi and South Dakota voted to legalized marijuana for medical use. As further evidence of the growing conflict between the U.S. federal treatment of cannabis and the societal acceptance of cannabis, the FDA on June 25, 2018 approved Epidiolex. Epidiolex is an oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified substance derived from the cannabis plant. In this case, the substance is cannabidiol, or CBD, a chemical component of marijuana that does not contain the psychoactive properties of THC.

Unlike in Canada, which uniformly regulates the cultivation, distribution, sale and possession of marijuana at the federal level under the Cannabis Act (Canada), marijuana is largely regulated at the state level in the United States. State laws regulating marijuana are in conflict with the CSA, which makes marijuana use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities are compliant with the applicable state and local laws in those states where we maintain such licenses (Florida, California, Massachusetts, Pennsylvania and Connecticut), strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013, which we refer to as the Cole Memorandum.

The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard for marijuana-related businesses to comply with. The Cole Memorandum put forth eight prosecution priorities:

1.	Preventing the distribution of marijuana to minors;

2.	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3.	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4.	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.	Preventing marijuana possession or use on federal property.

On January 4, 2018, former United States Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys, which we refer to as the Sessions Memo. Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that “[i]n deciding which marijuana activities to prosecute... with the [DOJ’s] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

Attorney General William Barr, who succeeded Attorney General Sessions has not provided a clear policy directive for the United States as it pertains to state-legal marijuana-related activities. Following the presidential election on November 3, 2020, former Vice President Joseph R. Biden, Jr. has been projected the winner by all major media outlets and has secured sufficient electoral college votes from states that have certified their election results as of the date of this filing to win the presidency. As of December 7, 2020, President-elect Biden has not nominated a candidate to replace Attorney General Barr. It is not yet known whether the Department of Justice under President-elect Biden will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole memorandum, enforcement priorities are determined by respective United States Attorneys.

As an industry best practice, despite the rescission of the Cole Memorandum, we abide by the following standard operating policies and procedures, which are designed to ensure compliance with the guidance provided by the Cole Memorandum:

1.

Continuously monitor our operations for compliance with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

2.

Ensure that our cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

3.	Implement policies and procedures to prevent the distribution of our cannabis products to minors;

4.	Implement policies and procedures in place to avoid the distribution of the proceeds from our operations to criminal enterprises, gangs or cartels;

5.

Implement an inventory tracking system and necessary procedures to reliably track inventory and prevent the diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;

6.

Monitor the operations at our facilities so that our state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs or engaging in any other illegal activity; and

7.

Implement quality controls so that our products comply with applicable regulations and contain necessary disclaimers about the contents of the products to avoid adverse public health consequences from cannabis use and discourage impaired driving.

In addition, we frequently conduct background checks to confirm that the principals and management of our operating subsidiaries are of good character and have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or the use of firearms in the cultivation, manufacturing or distribution of cannabis. We also conduct ongoing reviews of the activities of our cannabis businesses, the premises on which they operate and the policies and procedures that are related to the possession of cannabis or cannabis products outside of the licensed premises.

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical marijuana industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019 and 2020 Consolidated Appropriations Acts to prevent the federal government from using Congressionally appropriated funds to enforce federal marijuana laws against state regulated medical marijuana actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment). In signing the 2019 Consolidated Appropriations Act, President Trump issued a signing statement noting that the Act “provides that the Department of Justice may not use any funds to prevent implementation of medical marijuana laws by various States and territories,” and further stating “[he] will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States.” The President again extended appropriations to federal government agencies when he signed a Continuing Resolution dated December 20, 2019, which expired September 30, 2020. Congress passed and President Trump signed a Continuing Resolution that extends the 2019 Act through December 11, 2020. This Continuing Resolution again included the Rohrabacher Farr Amendment, and again the President issued the same signing statement he made with the Consolidated Appropriations Act of 2019. While the signing statement can fairly be read to mean that the executive branch intends to enforce the CSA and other federal laws prohibiting the sale and possession of marijuana, the President did issue a similar signing statement in 2019 and 2020 and no major federal enforcement actions followed. Notably, Rohrabacher-Farr has applied only to medical marijuana programs and has not provided the same protections to enforcement against adult-use activities.

United States Border Entry

The United States Customs and Border Protection, or CBP, enforces the laws of the United States as they pertain to lawful travel and trade into and out of the U.S. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer determine the admissibility of travelers who are non-U.S. citizens into the United States pursuant to the United States Immigration and Nationality Act. An investment in our Subordinate Voting Shares, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the United States and could lead to a lifetime ban on admission.

Because marijuana remains illegal under United States federal law, those investing in Canadian companies with operations in the United States cannabis industry could face detention, denial of entry, or lifetime bans from the United States for their business associations with United States marijuana businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-US citizen or foreign national. The government of Canada has started warning travelers that previous use of marijuana, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the marijuana industry in the United States could also be reason enough for CBP to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because marijuana continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to marijuana in the United States (such as Trulieve), who are not United States citizens, face the risk of being barred from entry into the United States.

Anti-Money Laundering Laws and Access to Banking

The Company is subject to a variety of laws and regulations in the United States that involve anti-money laundering, financial recordkeeping and the proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (referred to herein as the “Bank Secrecy Act”), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States.

Additionally, under United States federal law, it may potentially be a violation of federal anti-money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Banks and other financial institutions could potentially be prosecuted and convicted of money laundering under the Bank Secrecy Act for providing services to cannabis businesses. Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other financial service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical or adult-use marijuana, FinCEN, in 2014, issued guidance, or the FinCEN Guidance, to prosecutors of money laundering and other financial crimes. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that marijuana-related business activities are legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps typically include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.	Requesting available information about the business and related parties from state licensing and enforcement authorities;

4.

Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);

5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in the FinCEN Guidance; and

7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

While the FinCEN Guidance decreased some risk for banks and financial institutions considering servicing the cannabis industry, in practice it has not increased banks’ willingness to provide services to marijuana-related businesses. This is because current U.S. federal law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each marijuana-related business they accept as a customer.

Those state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are typically limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana-related businesses at any time and without notice, these banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana-related businesses in a single day, while also keeping sufficient liquid capital on hand to service their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry can charge marijuana businesses high fees to cover the added cost of ensuring compliance with the FinCEN Guidance.

Unlike the Cole Memorandum, however, the FinCEN Guidance has not been rescinded. The Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, has publicly stated that the Department was not informed of any plans to rescind the Cole Memorandum and that he does not have a desire to rescind the FinCEN Guidance.

As an industry best practice and consistent with its standard operating procedures, Trulieve adheres to all customer due diligence steps in the FinCEN Guidance and any additional requirements imposed by those financial institutions it utilizes. However, in the event that any of our operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of anti-money laundering legislation or otherwise, such transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

In the United States, the “SAFE Banking Act” has been put forth which would grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. The SAFE Banking Act has been adopted by the House of Representatives and is awaiting consideration by the U.S. Senate. On December 4, 2020, the U.S. House of Representatives also passed the Marijuana Opportunity Reinvestment and Expungement (MORE) Act. The MORE Act would remove marijuana from the CSA and eliminate criminal penalties for individuals who manufacture, distribute or possess marijuana. It is extremely unlikely that the MORE Act will receive a vote in the U.S. Senate before the 2020 legislative session expires. While there is strong support in the public and within Congress for the Safe Banking Act and the MORE Act, there can be no assurance that either will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

Ability to Access Public and Private Capital

Given the current laws regarding cannabis at the federal level in the United States, traditional bank financing is typically not available to United States marijuana companies. Specifically, since financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under anti-money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the United States must do so in compliance with the FinCEN Guidance. We have banking relationships with Florida, Massachusetts and Connecticut state-chartered banks for deposits and payroll, however we do not have access to traditional bank financing.

Tax Concerns

An additional challenge for marijuana-related businesses is that the provisions of IRC Section 280E are being applied by the IRS to businesses operating in the medical and adult-use marijuana industry. IRC Section 280E prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be. Furthermore, although the IRS issued a clarification allowing the deduction of cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted.

The 2018 Farm Bill

CBD is a nonintoxicating chemical found in cannabis and is often derived from hemp, which contains, at most, only trace amounts of THC. On December 20, 2018, President Trump signed the Agriculture Improvement Act of 2018 (popularly known as the 2018 Farm Bill) into law. Until the 2018 Farm Bill became law, hemp fell within the definition of “marijuana” under the CSA and the DEA classified hemp as a Schedule I controlled substance because hemp is part of the cannabis plant.

The 2018 Farm Bill defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3% by dry weight and removes hemp from the CSA. The 2018 Farm Bill requires the U.S. Department of Agriculture, or USDA, to, among other things: (1) evaluate and approve regulatory plans approved by individual states for the cultivation and production of industrial hemp, and (2) promulgate regulations and guidelines to establish and administer a program for the cultivation and production of hemp in the U.S. The regulations promulgated by the USDA will be in lieu of those states not adopting state-specific hemp regulations. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the USDA and otherwise meets the definition of hemp. The 2018 Farm Bill also explicitly preserved the authority of the FDA to regulate hemp-derived products under the U.S. Food, Drug and Cosmetic Act. The Company expects that the FDA will promulgate its own rules for the regulation of hemp-derived products in the coming year. Notwithstanding the pending FDA rules, on October 29, 2019, the USDA published its proposed rules for the regulation of hemp, (referred to herein as the “USDA Rule”). The USDA Rule will go into effect immediately upon the conclusion of the public comment period and publication in the federal register by the USDA. The USDA Rule, among other things, sets minimum standards for the cultivation and production of hemp, as well as requirements for laboratory testing of hemp.

Compliance with Applicable State Law in the United States

We are classified as having a “direct” involvement in the United States cannabis industry and we believe that we are in compliance with applicable state laws, as well as related licensing requirements and the regulatory frameworks enacted by the States of Florida, California, and Connecticut, and the Commonwealths of Massachusetts and Pennsylvania. We are not subject to any citations or notices of violation with applicable licensing requirements and the regulatory frameworks which may have an impact on our licenses, business activities or operations. We use reasonable commercial efforts to ensure that our business is in compliance with applicable licensing requirements and the regulatory frameworks enacted by Florida, California, Connecticut, Pennsylvania and Massachusetts through the advice of our Director of Compliance, who monitors and reviews our business practices and changes to applicable state laws and regulations, as well as United States Federal enforcement priorities. Our General Counsel works with external legal advisors in Florida, Massachusetts, California, Pennsylvania and Connecticut to ensure that we are in on-going compliance with applicable state laws.

In the United States, cannabis is largely regulated at the state level. Although each state in which we operate (and anticipate operating) authorizes, as applicable, medical and/or adult-use marijuana production and distribution by licensed or registered entities, and numerous other states have legalized marijuana in some form, under U.S. federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia remains illegal, and any such acts are criminal acts under U.S. federal law. Although we believe that our business activities are compliant with applicable state and local laws of the United States, strict compliance with state and local laws with respect to marijuana may neither absolve us of liability under U.S. federal law, nor provide a defense to any federal proceeding which may be brought against us. Any such proceedings brought against us may result in a material adverse effect on our business.

Regulation of the Medical Cannabis Market in Florida

In 2014, the Florida Legislature passed the Compassionate Use Act, or CUA, which was a low-THC (CBD) law, allowing cannabis containing not more than 0.8%THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and originally allowed for one vertically integrated license to be awarded in each of five regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman and to be a registered nursery for at least 30 continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act, or RTA, which expanded the State’s medical cannabis program to allow for full potency THC products to be sold as “medical marijuana” to qualified patients.

In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (referred to herein as the “Initiative”) to expand the medical cannabis program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X, Section 29 of the Florida Constitution. The Initiative expanded the list of qualifying medical conditions include cancer, epilepsy, glaucoma, HIV and AIDS, ALS, Crohn’s disease, Parkinson’s disease, multiple sclerosis, or other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of state-issued medical cannabis identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes set forth in the constitution into law. The 2017 law provides for the issuance of 10 licenses to specific entities and another four licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 law also initially limited license holders to a maximum of 25 dispensary locations with the ability to purchase additional dispensary locations from one another, and for an additional five locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 legislation’s cap on dispensing facilities expires in April 2020.

Trulieve US License (the “Florida License”)

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Trulieve, Inc.	Medical Marijuana Treatment Center	Statewide	07/24/22	Cultivation, Processing/ Manufacturing, Dispensary, Transport

Under Florida law, a licensee is required to cultivate, process and dispense medical cannabis. Licenses are issued by the Florida Department of Health, Office of Medical Marijuana Use, or OMMU, and may be renewed biennially. Trulieve US received its most recent license renewal on June 13, 2018 and is classified as a Medical Marijuana Treatment Center, or MMTC, under Florida law.

In Florida, there is no state-imposed limitation on the permitted size of cultivation or processing facilities, nor is there a limit on the number of plants that may be grown.

Under our license, we are permitted to sell cannabis to those patients who are entered into Florida’s electronic medical marijuana use registry by a qualified physician and possess a state-issued medical marijuana identification card and a valid certification from the qualified physician. The physician determines patient eligibility as well as the routes of administration (e.g. topical, oral, inhalation) and the number of milligrams per day a patient is able to obtain under the program. The physician may order a certification for up to three 70-day supply limits of marijuana, following which the certification expires and a new certification must be issued by a physician. The number of milligrams dispensed, the category of cannabis (either low-THC or medical marijuana) and whether a delivery device such as a vaporizer has been authorized is all recorded in the registry for each patient transaction. In addition, smokable flower was approved by the legislature and signed into law in March 2019. Patients must obtain a specific recommendation from their physician to purchase smokable flower. The maximum amount a patient may obtain is 2.5 ounces (measured by weight) of smokable flower per 35-day supply.

We are authorized to sell a variety of products and offer over 500 SKUs in various product categories for sale. OMMU implemented rules regulating the production and sale of edible products in August of 2020, and the Company’s Florida licensee shortly thereafter became the first MMTC to dispense edibles in Florida. The use of hydrocarbon solvents for the extraction of products was also contemplated in the 2017 law and is also awaiting rulemaking by the OMMU.

Dispensaries may be located in any location zoned as appropriate for a pharmacy throughout the State of Florida as long as the local government has not expressly prohibited MMTC dispensaries in their respective municipality. Additionally, dispensaries must be located more than 500 feet from a public or private elementary, middle, or secondary school. Following the adoption of the cap on total dispensaries by each MMTC, as discussed above, our Florida licensee filed a claim in the Court for the Second Judicial Circuit in Leon County challenging the dispensary cap and asking the court to disregard the dispensary locations we had open and/or applied for prior to the limitation becoming effective. On February 4, 2019, we announced that we won our lawsuit in the trial court, with the court ruling that we may open an additional 14 dispensary locations based on these locations having previously vested. Moreover, the court ruled that in the alternative, the statutory caps placed on the number of dispensaries allowed across the state were not only unconstitutionally added after Amendment 2 had been approved by voters, but were also adversely impacting patient access. We have since settled our challenge with the Florida Department of Health. Our 14 dispensaries that were established before the statewide cap was enacted are now excluded from the statutory cap. The statutory cap expired in April 2020, thus neither Trulieve US nor its competitors in Florida are subject to restrictions on the number of dispensaries that may be opened. As of August 31, 2020, we had 57 approved dispensaries in the State of Florida. In addition, our license allows us to deliver products directly to patients.

Florida Reporting Requirements

Florida law called for the OMMU to establish, maintain, and control a computer software tracking system that traces cannabis from seed to sale and allows real-time, 24-hour access by the OMMU to such data. The tracking system must allow for integration of other seed-to-sale systems and, at a minimum, include notification of certain events, including when marijuana seeds are planted, when marijuana plants are harvested and destroyed and when cannabis is transported, sold, stolen, diverted, or lost. Each medical marijuana treatment center shall use the seed-to-sale tracking system established by the OMMU or integrate its own seed-to-sale tracking system with the seed-to-sale tracking system established by the OMMU. At this time the OMMU has not implemented a statewide seed-to-sale tracking system and we use our own system. Additionally, the OMMU also maintains a patient and physician registry and the licensee must comply with all requirements and regulations relative to the provision of required data or proof of key events to said system in order to retain its license. Florida requires all MMTCs to abide by representations made in their original application to the State of Florida or any subsequent variances to same. Any changes or expansions of previous representations and disclosures to the OMMU must be approved by the OMMU via an amendment or variance process.

Florida Licensing Requirements

Licenses issued by the OMMU may be renewed biennially so long as the licensee continues to meet the requirements of the Florida Statute 381.986 and pays a renewal fee. License holders can only own one license within the State of Florida. Applicants must demonstrate (and licensed MMTC’s must maintain) that: (i) they have been registered to do business in the State of Florida for the previous five years, (ii) they possess a valid certificate of registration issued by the Florida Department of Agriculture & Consumer Services, (iii) they have the technical and technological ability to cultivate and produce cannabis, including, but not limited to, low-THC cannabis, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of all raw materials, finished products, and any by-products to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably located to dispense cannabis to registered qualified patients statewide or regionally as determined by the OMMU, (vii) they have the financial ability to maintain operations for the duration of the two-year approval cycle, including the provision of certified financial statements to the OMMU, (viii) all owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, (ix) they ensure that a medical director is employed to supervise the activities of the MMTC, and (x) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees. Upon approval of the application by the OMMU, the applicant must post a performance bond of up to US $5 million, which may be reduced to US $2 million once the licensee has served 1,000 patients (which Trulieve has accomplished).

There is a pending lawsuit that challenges important aspects of the 2017 Legislation and OMMU regulations and could have an impact on our business in Florida. In December 2017, Florigrown, LLC and other plaintiffs challenged as unconstitutional aspects of the 2017 Legislation and OMMU regulations that: (1) require MMTCs to be vertically integrated (i.e., cultivate and process the cannabis to be sold at the MMTC’s own licensed dispensaries); (2) that cap the total number of MMTC licenses in the state; and (3) that authorized the OMMU to issue MMTC licenses to certain applicants that met criteria defined by the 2017 legislation. On October 18, 2019, a trial judge in the Circuit Court for Leon County ruled that Florigrown, LLC had a substantial likelihood of succeeding on its claims, holding that the vertical integration and licensing cap conflicted with the language in Article X, Section 29 and that the provisions in the 2017 defining the criteria for eligibility for MMTC licensure constituted an impermissible “special law” under Article III, Section 11(a)(12) of the Florida Constitution. On July 10, 2019, an intermediate appellate court affirmed aspects of the Circuit Court for Leon County’s ruling. The matter is now pending before Florida Supreme Court. The Florida Supreme Court heard additional oral argument in the case on October 7, 2020.

Security and Storage Requirements for Cultivation, Processing and Dispensing Facilities in Florida

Adequate outdoor lighting is required from dusk to dawn for all MMTC facilities. 24-hour per day video surveillance is required and all MMTCs must maintain at least a rolling 45-day period that is made available to law enforcement and the OMMU upon demand. Alarm systems must be active at all items for all entry points and windows. Interior spaces must also have motion detectors and all cameras must have an unobstructed view of key areas. Panic alarms must also be available for employees to be able to signal authorities when needed.

In dispensaries, the MMTC must provide a waiting area with a sufficient seating area. There must also be a minimum of one private consultation/education room for the privacy of the patient(s) and their caregiver (if applicable). The MMTC may only dispense products between 7:00 am and 9:00 pm. All active products must be kept in a secure location within the dispensary and only empty packaging may be kept in the general area of the dispensary which is readily accessible to customers and visitors. No product or delivery devices may be on display in the waiting area.

An MMTC must at all times provide secure and logged access for all cannabis materials. This includes approved vaults or locked rooms. There must be at least two employees of the MMTC or an approved security provider on site at all times. All employees must wear proper identification badges and visitors must be logged in and wear a visitor badge while on the premises. The MMTC must report any suspected activity of loss, diversion or theft of cannabis materials within 24 hours of becoming aware of such an occurrence.

Florida Transportation Requirements

When transporting cannabis to dispensaries or to patients for delivery, a manifest must be prepared and transportation must be done using an approved vehicle. The cannabis must be stored in a separate, locked area of the vehicle and at all times while in transit there must be two people in a delivery vehicle. During deliveries, one person must remain with the vehicle. The delivery employees must at all times have identification badges. The manifest must include the following information: (i) departure date and time; (ii) name, address and license number of the originating MMTC; (iii) name and address of the receiving entity; (iv) the quantity, form and delivery device of the cannabis; (v) arrival date and time; (vi) the make, model and license plate of the delivery vehicle; and (vii) the name and signatures of the MMTC delivery employees. These manifests must be kept by the MMTC for inspection for up to three years. During the delivery, a copy of the manifest is also provided to the recipient.

OMMU Inspections in Florida

The OMMU may conduct announced or unannounced inspections of MMTC’s to determine compliance with applicable laws and regulations. The OMMU is to inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The OMMU is to conduct at least a biennial inspection of each MMTC to evaluate the MMTC’s records, personnel, equipment, security, sanitation practices, and quality assurance practices.

Regulation of the Medical Cannabis Market in Massachusetts

The Commonwealth of Massachusetts has authorized the cultivation, possession and distribution of marijuana for medical purposes by certain licensed Massachusetts marijuana businesses. The Medical Use of Marijuana Program, or MUMP, registers qualifying patients, personal caregivers, Medical Marijuana Treatment Centers, or MTCs, and MTC agents. MTCs were formerly known as Registered Marijuana Dispensaries, or RMDs. The MUMP was established by Chapter 369 of the Acts of 2012, “An Act for the Humanitarian Medical Use of Marijuana”, following the passage of the Massachusetts Medical Marijuana Initiative, Ballot Question 3, in the 2012 general election. Additional statutory requirements governing the MUMP were enacted by the

Legislature in 2017 and codified at G.L. c. 94I, et. seq. (referred to herein as the “Massachusetts Medical Act”). MTC Certificates of Registration are vertically integrated licenses in that each MTC Certificate of Registration entitles a license holder to one cultivation facility, one processing facility and one dispensary locations. There is a limit of three MTC licenses per person/entity.

The Commonwealth of Massachusetts Cannabis Control Commission, or CCC, regulations, 935 CMR 501.000 et seq. (referred to herein as the “Massachusetts Medical Regulations”), provide a regulatory framework that requires MTCs to cultivate, process, transport and dispense medical cannabis in a vertically integrated marketplace. Patients with debilitating medical conditions qualify to participate in the program, including conditions such as cancer, glaucoma, positive status for human immunodeficiency virus (HIV), acquired immune deficiency virus (AIDS), hepatitis C, amyotrophic lateral sclerosis (ALS), Crohn’s disease, Parkinson’s disease, and multiple sclerosis (MS) when such diseases are debilitating, and other debilitating conditions as determined in writing by a qualifying patient’s healthcare provider.

The CCC assumed control of the MUMP from the Department of Public Health on December 23, 2018. The CCC approved revised regulations for the MUMP on November 30, 2020, which will become effective when published in the Massachusetts Register.

Massachusetts Licensing Requirements (Medical)

The Massachusetts Medical Regulations delineate the licensing requirements for MTCs in Massachusetts. Licensed entities must demonstrate the following: (i) they are licensed and in good standing with the Secretary of the Commonwealth of Massachusetts; (ii) no executive, member or any entity owned or controlled by such executive or member directly or indirectly controls more than three MTC licenses; (iii) an MTC may not cultivate medical cannabis from more than two locations statewide; (iv) MTC agents must be registered with the Massachusetts Cannabis Control Commission; (v) an MTC must have a program to provide reduced cost or free marijuana to patients with documented verifiable financial hardships; (vi) one executive of an MTC must register with the Massachusetts Department of Criminal Justice Information Services on behalf of the entity as an organization user of the Criminal Offender Record Information (CORI) system; (vii) the MTC applicant has at least $500,000 in its control as evidenced by bank statements, lines of credit or equivalent; and (viii) payment of the required application fee.

In an MTC application, an applicant must also demonstrate or include: (i) the name, address date of birth and resumes of each executive of the applicant and of the members of the entity; (ii) a plan to obtain liability insurance coverage in compliance with statutes; (iii) detailed summary of the business plan for the MTC; (iv) an operational plan for the cultivation of marijuana including a detailed summary of policies and procedures; and (v) a detailed summary of the operating policies and procedures for the MTC including security, prevention of diversion, storage of marijuana, transportation of marijuana, inventory procedures, procedures for quality control and testing of product for potential contaminants, procedures for maintaining confidentiality as required by law, personnel policies, dispensing procedures, record keeping procedures, plans for patient education and any plans for patient or personal caregiver home delivery. An MTC applicant must also demonstrate that it has (i) a successful track record of running a business; (ii) a history of providing healthcare services or services providing marijuana for medical purposes in or outside of Massachusetts; (iii) proof of compliance with the laws of the Commonwealth of Massachusetts; (iv) complied with the laws and orders of the Commonwealth of Massachusetts; and (v) a satisfactory criminal and civil background. Finally, an MTC applicant must specify a cultivation tier for their license, which establishes the minimum and maximum square footage of canopy for their cultivation operation.

Upon the determination by the CCC that an MTC applicant has responded to the application requirements in a satisfactory fashion, the MTC applicant is required to pay the applicable registration fee and shall be issued a provisional certificate of registration, or PCR. Trulieve’s wholly owned subsidiary, Life Essence, holds the following PCRs.

Massachusetts Licenses (Medical) (the “Massachusetts Licenses”)

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Life Essence	Provisional RMD Certificate of Registration	Holyoke, MA	12/6/21	Dispensary Cultivation/Product Manufacturing Dispensary

Life Essence	Final RMD Certificate of Registration	Northampton, MA Holyoke, MA	12/6/21	Dispensary Cultivation/Product Manufacturing Dispensary

Life Essence	Provisional RMD Certificate of Registration	Cambridge, MA Holyoke, MA	12/6/21	Dispensary Cultivation/Product Manufacturing Dispensary

Thereafter, the CCC shall review architectural plans for the building of the MTC’s cultivation facility and/or dispensing facilities, and shall either approve, modify or deny the same. Once approved, the MTC provisional license holder shall construct its facilities in conformance with the requirements of the Massachusetts Regulations. Once the CCC completes its inspections and issues approval for an MTC of its facilities, the CCC shall issue a final certificate of registration, or FCR, to the MTC applicant. FCRs are valid for one year, and shall be renewed by filing the required renewal application no later than sixty days prior to the expiration of the certificate of registration. A licensee may not begin cultivating marijuana until it has been issued an FCR by the CCC.

PCRs and FCRs in Massachusetts are renewed annually. Before expiry, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Life Essence would expect to receive the applicable renewed license in the ordinary course of business.

Massachusetts Dispensary Requirements (Medical)

An MTC shall follow its written and approved operation procedures in the operation of its dispensary locations. Operating procedures shall include (i) security measures in compliance with the Massachusetts Regulations; (ii) employee security policies including personal safety and crime prevention techniques; (iii) hours of operation and after-hours contact information; (iv) a price list for marijuana; (v) storage and waste disposal protocols in compliance with state law; (vi) a description of the various strains of marijuana that will be cultivated and dispensed, and the forms that will be dispensed; (vii) procedures to ensure accurate recordkeeping including inventory protocols; (viii) plans for quality control; (ix) a staffing plan and staffing records; (x) diversion identification and reporting protocols; and (xi) policies and procedures for the handling of cash on MTC premises including storage, collection frequency and transport to financial institutions. The siting of dispensary locations is expressly subject to local/municipal approvals pursuant to state law, and municipalities control the permitting application process that a MTC must comply with. More specifically, an MTC is to comply with all local requirements regarding siting, provided however that if no local requirements exist, an MTC shall not be sited within a radius of 500 feet of a school, daycare center, or any facility in which children commonly congregate. The 500-foot distance under this section is measured in a straight line from the nearest point of the facility in question to the nearest point of the proposed MTC. The Massachusetts Regulations require that MTCs limit their inventory of seeds, plants, and useable marijuana to reflect the projected needs of registered qualifying patients. An MTC may only dispense to a registered qualifying patient or caregiver who has a current valid certification.

Massachusetts Security and Storage Requirements (Medical)

An MTC is to implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the MTC. These measures must include: (i) allowing only registered qualifying patients, caregivers, dispensary agents, authorized persons, or approved outside contractors access to the MTC facility; (ii) preventing individuals from remaining on the premises of an MTC if they are not engaging in activities that are permitted; (iii) disposing of marijuana or by-products in compliance with law; (iv) establishing limited access areas accessible only to authorized personnel; (v) storing finished marijuana in a secure locked safe or vault; (vi) keeping equipment, safes, vaults or secured areas securely locked; (vii) ensuring that the outside perimeter of the MTC is sufficiently lit to facilitate surveillance; and (viii) ensuring that landscaping or foliage outside of the RMD does not allow a person to conceal themselves. An MTC shall also utilize a security/alarm system that: (i) monitors entry and exit points and windows and doors, (ii) includes a panic/duress alarm, (iii) includes system failure notifications, (iv) includes 24-hour video surveillance of safes, vaults, sales areas, areas where marijuana is cultivated, processed or dispensed, and (v) includes date and time stamping of all records and the ability to produce a clear, color still photo. The video surveillance system shall have the capacity to remain operational during a power outage. The MTC must also maintain a backup alarm system with the capabilities of the primary system, and both systems are to be maintained in good working order and are to be inspected and tested on regular intervals.

Massachusetts Transportation Requirements (Medical)

Marijuana or marijuana-infused products, or MIPs, may be transported between licensed MTCs by MTC agents on behalf of an MTC. MTCs or deliver-only retailers may, with CCC approval, transport marijuana or MIPS directly to registered qualifying patients and Caregivers as part of a home delivery program. An MTC shall staff transport vehicles with a minimum of two dispensary agents. At least one agent shall remain with the vehicle when the vehicle contains marijuana or MIPs. Prior to leaving the origination location, an MTC must weigh, inventory, and account for, on video, the marijuana to be transported.

Marijuana must be packaged in sealed, labeled, and tamper-proof packaging prior to and during transportation. In the case of an emergency stop, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. An MTC shall ensure that delivery times and routes are randomized. Each MTC agent shall carry his or her CCC-issued MUMP ID Card when transporting marijuana or MIPs and shall produce it to CCC representatives or law enforcement officials upon request. Where videotaping is required when weighing, inventorying, and accounting of marijuana before transportation or after receipt, the video must show each product being weighed, the weight, and the manifest. An MTC must document and report any unusual discrepancy in weight or inventory to the CCC and local law enforcement within 24 hours. An MTC shall report to the CCC and local law enforcement any vehicle accidents, diversions, losses, or other reportable incidents that occur during transport, within 24 hours. An MTC shall retain transportation manifests for no less than one year and make them available to the CCC upon request. Any cash received from a qualifying patient or personal caregiver must be transported to an MTC immediately upon completion of the scheduled deliveries. Vehicles used in transportation must be owned, leased or rented by the MTC, be properly registered, and contain a GPS system that is monitored by the MTC during transport of marijuana and said vehicle must be inspected and approved by the CCC prior to use.

During transit, an MTC is to ensure that: (i) marijuana or MIPs are transported in a secure, locked storage compartment that is part of the vehicle transporting the marijuana or MIPs; (ii) the storage compartment cannot be easily removed (for example, bolts, fittings, straps or other types of fasteners may not be easily accessible and not capable of being manipulated with commonly available tools); (iii) marijuana or MIPs are not visible from outside the vehicle; and (iv) product is transported in a vehicle that bears no markings indicating that the vehicle is being used to transport marijuana or MIPs and does not indicate the name of the MTC. Each MTC agent transporting marijuana or MIPs shall have access to a secure form of communication with personnel at the origination location when the vehicle contains marijuana or MIPs.

CCC Inspections (Medical)

The CCC or its agents may inspect an MTC and affiliated vehicles at any time without prior notice. An MTC shall immediately upon request make available to the CCC information that may be relevant to a CCC inspection, and the CCC may direct an MTC to test marijuana for contaminants. Any violations found will be noted in a deficiency statement that will be provided to the MTC, and the MTC shall thereafter submit a Plan of Correction to the CCC outlining with particularity each deficiency and the timetable and steps to remediate the same. The CCC shall have the authority to suspend or revoke a certificate of registration in accordance with the applicable regulations.

Regulation of the Adult-Use Cannabis Market in Massachusetts

Adult-use (recreational) marijuana has been legal in Massachusetts since December 15, 2016, following a ballot initiative in November of that year. The CCC licenses adult-use cultivation, processing and dispensary facilities (referred to herein collectively as “Marijuana Establishments”) pursuant to 935 CMR 500.000 et seq. The first adult-use marijuana facilities in Massachusetts began operating in November 2018. The CCC approved revised regulations for the adult-use program effective November 1, 2019.

Massachusetts Licensing Requirements (Adult-Use)

Many of the same application requirements exist for an adult-use Marijuana Establishment license application as to those for a medical MTC application, and each owner, officer or member must undergo background checks and fingerprinting with the CCC. Applicants must submit the location and identification of each site, and must establish a property interest in the same, and the applicant and the local municipality must have entered into a host agreement authorizing the location of the adult-use Marijuana Establishment within the municipality, and said agreement must be included in the application. Applicants must include disclosure of any regulatory actions against it by the Commonwealth of Massachusetts, as well as the civil and criminal history of the applicant and its owners, officers, principals or members. The application must include, amongst other information, the proposed timeline for achieving operations, liability insurance, business plan, and a detailed summary describing the Marijuana Establishment’s proposed operating policies including security, prevention of diversion, storage, transportation, inventory procedures, quality control, dispensing procedures, personnel policies, record keeping, maintenance of financial records, diversity plans, and employee training protocols.

Massachusetts Dispensary Requirements (Adult-Use)

Marijuana retailers are subject to certain operational requirements in addition to those imposed on Marijuana Establishments generally. Dispensaries must immediately inspect patrons’ identification to ensure that everyone who enters is at least 21 years of age. Dispensaries may not dispense more than one ounce of marijuana or five grams of marijuana concentrate per transaction. Point-of-sale systems must be approved by the CCC, and retailers must record sales data. Records must be retained and available for auditing by the CCC and Department of Revenue. Retailers are required to conduct monthly analyses of equipment and sales data to determine that such systems have not been altered or interfered with to manipulate sales data, and to report any such discrepancies to the CCC.

Dispensaries must also make consumer education materials available to patrons in languages designated by the CCC, with analogous materials for visually- and hearing-impaired persons. Such materials must include:

•

A warning that marijuana has not been analyzed or approved by the FDA, that there is limited information on side effects, that there may be health risks associated with using marijuana, and that it should be kept away from children;

•	A warning that when under the influence of marijuana, driving is prohibited and machinery should not be operated;

•	Information to assist in the selection of marijuana, describing the potential differing effects of various strains of marijuana, as well as various forms and routes of administration;

•	Materials offered to consumers to enable them to track the strains used and their associated effects;

•	Information describing proper dosage and titration for different routes of administration, with an emphasis on using the smallest amount possible to achieve the desired effect;

•	A discussion of tolerance, dependence, and withdrawal;

•	Facts regarding substance abuse signs and symptoms, as well as referral information for substance abuse treatment programs;

•	A statement that consumers may not sell marijuana to any other individual;

•	Information regarding penalties for possession or distribution of marijuana in violation of Massachusetts law; and

•	Any other information required by the CCC.

Massachusetts Security and Storage Requirements (Adult-Use)

Each Marijuana Establishment must implement sufficient safety measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the establishment. Security measures taken by the establishments to protect the premises, employees, consumers and general public shall include, but not be limited to, the following:

•	Positively identifying and limiting access to individuals 21 years of age or older who are seeking access to the Marijuana Establishment or to whom marijuana products are being transported;

•	Adopting procedures to prevent loitering and ensure that only individuals engaging in activity expressly or by necessary implication are allowed to remain on the premises;

•	Proper disposal of marijuana in accordance with applicable regulations;

•	Securing all entrances to the Marijuana Establishment to prevent unauthorized access;

•	Establishing limited access areas which shall be accessible only to specifically authorized personnel limited to include only the minimum number of employees essential for efficient operation;

•	Storing all finished marijuana products in a secure, locked safe or vault in such a manner as to prevent diversion, theft or loss;

•

Keeping all safes, vaults, and any other equipment or areas used for the production, cultivation, harvesting, processing or storage, including prior to disposal, of marijuana or marijuana products securely locked and protected from entry, except for the actual time required to remove or replace marijuana;

•	Keeping all locks and security equipment in good working order;

•	Prohibiting keys, if any, from being left in the locks or stored or placed in a location accessible to persons other than specifically authorized personnel;

•	Prohibiting accessibility of security measures, such as combination numbers, passwords or electronic or biometric security systems, to persons other than specifically authorized personnel;

•	Ensuring that the outside perimeter of the marijuana establishment is sufficiently lit to facilitate surveillance, where applicable;

•

Ensuring that all marijuana products are kept out of plain sight and are not visible from a public place, outside of the marijuana establishment, without the use of binoculars, optical aids or aircraft;

•

Developing emergency policies and procedures for securing all product following any instance of diversion, theft or loss of marijuana, and conduct an assessment to determine whether additional safeguards are necessary;

•

Establishing procedures for safe cash handling and cash transportation to financial institutions to prevent theft, loss and associated risks to the safety of employees, customers and the general public;

•

Sharing the Marijuana Establishment’s floor plan or layout of the facility with law enforcement authorities, and in a manner and scope as required by the municipality and identifying when the use of flammable or combustible solvents, chemicals or other materials are in use at the Marijuana Establishment;

•

Sharing the Marijuana Establishment’s security plan and procedures with law enforcement authorities, including police and fire services departments, in the municipality where the Marijuana Establishment is located and periodically updating law enforcement authorities, police and fire services departments, if the plans or procedures are modified in a material way; and

•	Marijuana must be stored in special limited access areas, and alarm systems must meet certain technical requirements, including the ability to record footage to be retained for at least 90 days.

Massachusetts Transportation Requirements (Adult-Use)

Marijuana products may only be transported between licensed Marijuana Establishments by registered Marijuana Establishment agents. A licensed marijuana transporter may contract with a Marijuana Establishment to transport that licensee’s marijuana products to other licensed establishments. All transported marijuana products are linked to the seed-to-sale tracking program. Any marijuana product that is undeliverable or is refused by the destination Marijuana Establishment shall be transported back to the originating establishment. All vehicles transporting marijuana products shall be staffed with a minimum of two Marijuana Establishment agents. At least one agent shall remain with the vehicle at all times that the vehicle contains marijuana or marijuana products. Prior to the products leaving a Marijuana Establishment, the originating Marijuana Establishment must weigh, inventory, and account for, on video, all marijuana products to be transported. Within eight hours after arrival at the receiving Marijuana Establishment, the receiving establishment must re-weigh, re-inventory, and account for, on video, all marijuana products transported. Marijuana products must be packaged in sealed, labeled, and tamper or child-resistant packaging prior to and during transportation. In the case of an emergency stop during the transportation of marijuana products, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. A Marijuana Establishment or a marijuana transporter transporting marijuana products is required to ensure that all transportation times and routes are randomized and remain within Massachusetts.

Vehicles must additionally be equipped with a video system that includes one or more cameras in the storage area of the vehicle and one or more cameras in the driver area of the vehicle. The video cameras must remain operational at all times during the transportation process and have the ability to produce a clear color still photo whether live or recorded, with a date and time stamp embedded and that do not significantly obscure the picture.

Vehicles used for transport must be owned or leased by the Marijuana Establishment or transporter, and they must be properly registered, inspected, and insured in Massachusetts. Marijuana may not be visible from outside the vehicle, and it must be transported in a secure, locked storage compartment. Each vehicle must have a global positioning system, and any agent transporting marijuana must have access to a secure form of communication with the originating location.

Massachusetts Licenses (Adult-Use)

Trulieve’s wholly owned subsidiary, Life Essence, holds the following licenses:

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Life Essence	Final License	Northampton, MA	6/19/21	Dispensary

Life Essence	Provisional License	Holyoke, MA	6/19/21	Cultivation

Life Essence	Provisional License	Holyoke, MA	6/19/21	Product Manufacturing

CCC Inspections

The CCC or its agents may inspect a Marijuana Establishment and affiliated vehicles at any time without prior notice in order to determine compliance with all applicable laws and regulations. All areas of a Marijuana Establishment, all Marijuana Establishment agents and activities, and all records are subject to such inspection. During an inspection, the CCC may direct a marijuana establishment to test marijuana for contaminants as specified by the CCC, including but not limited to mold, mildew, heavy metals, plant-growth regulators, and the presence of pesticides not approved for use on marijuana by the Massachusetts Department of Agricultural Resources. Moreover, the CCC is authorized to conduct a secret shopper program to ensure compliance with all applicable laws and regulations.

Proposed Regulatory Changes for Medical and Adult Use Marijuana in Massachusetts

The CCC voted to adopt significant amendments of both the medical and adult-use cannabis regulations at its meeting on November 30, 2020. The new regulations will become effective when published in the Massachusetts Register. Significant changes include:

•

permitting Marijuana “Courier” Licensees to deliver directly to consumers from the premises of licensed marijuana retailer establishments and Marijuana Delivery Operators to purchase wholesale finished marijuana products directly from a marijuana cultivation and product manufacturer establishments and deliver the products directly to consumers from the Delivery Operator’s warehouse location. Currently, the regulations only permit Marijuana Delivery Licensees to deliver from the premises of a marijuana retailer, although the CCC has not granted any licenses for regulated deliveries. Both Marijuana Courier and Marijuana Delivery Operator Licenses are reserved for at least 36 months for companies majority-owned and controlled by certain classes of certified Economic Empowerment or Social Equity applicants, for which Trulieve does not quality;

•	permitting Personal Caregivers to be registered to care for more than one – and up to five – Registered Qualifying Patients at one time; and

•	permitting non-Massachusetts residents receiving end-of-life or palliative care or cancer treatment in Massachusetts to become Registered Qualifying Patients.

Regulation of the Marijuana Market in California

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This provided an affirmative defense for defendants charged with the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief. In 2003, Senate Bill 420 was signed into law, decriminalizing the use, possession, and collective cultivation of medical marijuana, and establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the “Medical Marijuana Regulation and Safety Act,” or MCRSA. The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created testing laboratories, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult Use of Marijuana Act,” or AUMA, creating an adult-use marijuana program for adult-use 21 years of age or older. In June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Marijuana Regulation and Safety Act, or MAUCRSA, which amalgamated MCRSA and AUMA to provide a set of regulations to govern the medical and adult-use licensing regime for marijuana businesses in the State of California. MAUCRSA went into effect on January 1, 2018. The three primary licensing agencies that regulate marijuana at the state level are the Bureau of Cannabis Control, or BCC, California Department of Food and Agriculture, or CDFA, and the California Department of Public Health, or CDPH.

One of the central features of MAUCRSA is known as “local control.” In order to legally operate a medical or adult-use marijuana business in California, an operator must have both a local and state license. This requires license-holders to operate in cities or counties with marijuana licensing programs. Cities and counties in California are allowed to determine the number of licenses they will issue to marijuana operators, or, alternatively, can choose to ban marijuana licenses.

California License Categories/ Types (the “California License”)

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Leef Industries, LLC	Adult-Use Retailer	Palm Springs, CA	11/08/20	Dispensary

Once an operator obtains local approval, the operator must obtain state licenses before conducting any commercial marijuana activity. There are multiple license categories that cover all commercial activity. Categories include: (1) cultivation/nurseries, (2) testing laboratories, (3) distributors/transporters, (4) retailers, (5) microbusinesses, (6) event organizers, and (7) manufacturers. Categories of licenses are further broken down into subtypes. For example, there are multiple types of cultivation licenses available depending upon the size of the cultivation operation and whether the operation is indoors/outdoors or uses mixed lighting. Different manufacturing licenses are available depending upon whether volatile or nonvolatile solvents are used. Retail licenses are available depending upon whether the retailer operates from a store-front or a non-store front.

California Agencies Regulating the Commercial Cannabis Industry

The CDFA oversees nurseries and cultivators; the CDPH oversees manufacturers, and the BCC oversees distributors, retailers, delivery services, and testing laboratories. Operators must apply to one or more of these agencies for their licenses, and each agency has released regulations specific to the operation of the types of businesses they oversee. The BCC has a number of regulations that apply to all licensees, but the CDFA and CDPH regulations only apply to the licensees in their charge.

The Marijuana Supply Chain in California

In California, depending on a local government’s own marijuana ordinances, plants may be cultivated outdoors, using mixed-light methods, or fully indoors. Cultivators must initially acquire seeds, clones, teens, or other immature plants from nurseries.

The cultivation, processing, and movement of marijuana within the state is tracked by the METRC system, into which all licensees are required to input their track and trace data (either manually or using another software that automatically uploads to METRC). Immature plants are assigned a Unique Identifier number, or UID, and this number follows the flowers and biomass resulting from that plant through the supply chain, all the way to the consumer. Each licensee in the supply chain is required to meticulously log any processing, packaging, and sales associated with that UID.

When marijuana plants mature and complete their life cycle, they are harvested cured, and trimmed, in preparation of being sold to distributors or manufacturers. Cultivators have two main products: flowers, or “buds,” and the biomass, or “trim,” which is typically removed from the mature flowers. Trim is commonly sold to Manufacturers for further processing into cannabis extracts. Buds may also be sold to Manufacturers, or to Distributors for sale to Retailers. The Cultivator may package and label its marijuana flowers or may sell flower in bulk and the Distributor may package and label the flower.

Manufactured marijuana goods may be sold from a manufacturer to a Distributor but must be provided to Distributors in their final packaging. Distributors may not package manufactured marijuana goods. Certain tax rates apply to the marijuana flower and biomass, which are assessed per ounce of product sold. The California State excise tax is paid by the Cultivator to the Distributor, or alternatively the Manufacturer, and it is the Distributor that has the responsibility of tendering the excise taxes to the State of California.

Marijuana in California may only be transported by licensed distributors. Some cultivators and manufacturers have their own distribution licenses, and others contract with third party distributors. Distributors may or may not take possession of the marijuana and marijuana products. This has evolved in such a way that, similar to the alcohol distribution model, retailers are choosing from a portfolio of products carried by the Distributors they work with. Brands are doing some direct marketing to Retailers, but many Brands target their marketing to Distributors.

Distributors are the point in the supply chain where final quality assurance testing is performed on products before they go to a retailer. Retailers may not accept product without an accompanying certificate of analysis, or COA. Distributors must hold product to be tested on their premises in “quarantine” and arrange for an employee of a licensed testing laboratory to come to their premises and obtain samples from any and all goods proposed to be shipped to a retailer. Marijuana and marijuana products are issued either a “pass” or “fail” by the testing laboratory. Under some circumstances, the BCC’s regulations allow for failing product to be “remediated” or to be re-labeled to more accurately reflect the COA.

Retail Compliance in California

California requires that certain warnings, images, and content information be printed on all marijuana packaging. BCC regulations also include certain requirements about tamper-evident and child-resistant packaging. Distributors and retailers are responsible for confirming that products are properly labeled and packaged before they are sold to a customer.

Consumers aged 21 and up may purchase marijuana in California from a dispensary with an “adult-use” license. Some localities still only allow medicinal dispensaries. Consumers aged 18 and up with a valid physician’s recommendation may purchase marijuana from a medicinal-only dispensary or an adult-use dispensary. Consumers without valid physician’s recommendations may not purchase marijuana from a medicinal-only dispensary. All marijuana businesses are prohibited from hiring employees under the age of 21.

Security Requirements

Each local government in California has its own security requirements for cannabis businesses, which usually include comprehensive video surveillance, intrusion detection and alarms, and limited access areas in the dispensary. The State also has similar security requirements, including that there be limited-access areas where only employees and other authorized individuals may enter. All Licensee employees must wear employee badges. The limited access areas must be locked with “commercial-grade, nonresidential door locks on all points of entry and exit to the licensed premises.”

Each licensed premises must have a digital video surveillance system that can “effectively and clearly” record images of the area under surveillance. Cameras must be in a location that allows the camera to clearly record activity occurring within 20 feet of all points of entry and exit on the licensed premises. The regulations list specific areas which must be under surveillance, including places where cannabis goods are weighed, packed, stored, loaded, and unloaded, security rooms, and entrances and exits to the premises. Retailers must record point of sale areas on the video surveillance system.

Licensed retailers must hire security personnel to provide on-site security services for the licensed retail premises during hours of operation. All security personnel must be licensed by the Bureau of Security and Investigative Services.

California also has extensive record-keeping and track and trace requirements for all licensees.

Inspections

All licensees are subject to annual and random inspections of their premises. Cultivators may be inspected by the California Department of Fish and Wildlife, the California Regional Water Quality Control Boards, and the California Department of Food and Agriculture. Manufacturers are subject to inspection by the California Department of Public Health, and Retailers, Distributors, Testing Laboratories, and Delivery services are subject to inspection by the Bureau of Cannabis Control. Inspections can result in notices to correct, or notices of violation, fines, or other disciplinary action by the inspecting agency.

Retail taxes in California

Retailers generally must pay the excise tax to final distributors when they make wholesale purchases. These distributors then remit the retail excise taxes to the California Department of Tax Fee Administration, or CDTFA, which administers State cannabis taxes. Retailers must make these payments before they sell the products to consumers, so the tax is based directly on the wholesale price (the price that retailers pay to distributors) rather than the retail price (the price that consumers pay to retailers). The CDTFA sets the tax based on its estimate of the average ratio of the average ratio of retail prices to wholesale prices—commonly known as a ‘markup’. CDTFA’s current markup estimate (as of January 1, 2020) is 80%. Due to the 15% statutory tax rate and the 80% markup estimate, the current effective tax rate on wholesale gross receipts is 27%.

In addition, the State taxes, cities and counties throughout California apply their own approaches to taxing cannabis. These approaches fall into three broad categories. First, many local governments impose the same tax rate on all cannabis businesses regardless of type. Second, many local governments impose higher tax rates on retailers than other types of cannabis businesses. Third, a few local governments license cannabis businesses but do not levy taxes specifically on cannabis. The California Legislative Analyst’s Office estimates that the average cumulative local tax rate over the whole supply chain is roughly equivalent to a 14% tax on retail sales.

After receiving approval from the BCC in August 2020, we own 100% of the issued and outstanding membership interests of Leef Industries. We have and will only engage in transactions with other licensed California marijuana businesses and have a compliance officer to oversee dispensary operations in California. We are developing standard operating procedures for this and future California holdings to ensure consistency and compliance across our California holdings. We and, to the best of our knowledge, Leef Industries, are in compliance with California’s marijuana regulatory program.

Regulation of the Medical Cannabis Market in Connecticut

The State of Connecticut has authorized cultivation, possession, and distribution of marijuana for medical purposes by certain licensed Connecticut marijuana businesses. The Medical Marijuana Program, or MMP, registers qualifying patients, primary caregivers, Dispensary Facilities, or DFs, and Dispensary Facility Employees, or DFEs. The MMP was established by Connecticut General Statutes §§ 21a-408–21a429. DFs and production facilities are separately licensed.

The MMP is administered by the Department of Consumer Protection, or DCP. Patients with qualifying debilitating medical conditions qualify to participate in the program, including patients with such conditions include but are not limited to cancer, glaucoma, positive status for human immunodeficiency virus (HIV) or acquired immune deficiency syndrome (AIDS), Parkinson’s disease, or multiple sclerosis (MS). A physician or advanced practice registered nurse must issue a written certification for an MMP patient, and the qualifying patient or caregiver must choose one designated DF where the patient’s marijuana will be obtained.

Connecticut Licensing Requirements

In Connecticut, marijuana may not be produced or dispensed without the appropriate license. The DCP determines how many facility licenses to issue based on the size and location of the DFs in operation, the number of qualifying patients registered with the DCP, and the convenience and economic benefits to qualifying patients.

When the DCP determines that additional licenses for DFs should be granted, it publishes a notice of open applications for DF licenses. This notice must include the maximum number of licenses to be granted, the deadline for receipt of applications, and the criteria that will be considered when awarding the licenses. Such criteria must include character and fitness of any person who may have control or influence over the operation of the proposed DF; the location for the proposed DF; the applicant’s ability to maintain adequate controls against the diversion, theft, or loss of marijuana; the applicant’s ability to maintain the knowledge, understanding, judgment, procedures, security controls and ethics to ensure optimal safety and accuracy in the dispensing and sale of marijuana; and the extent to which the applicant or any of the applicant’s DF backers have a financial interest in another licensee, registrant, or applicant.

Applicants for DF licenses must identify, among other things, the proposed DF location, financial statements, criminal background check applications for the applicant and applicant’s backers, a plan to prevent theft and diversion, and a blueprint of the proposed DF. An application for a DF license also requires the payment of a $5,000 fee. If approved, the licensee must pay an additional $5,000 before receiving its license. The decision of the DCP’s Commissioner, or Commissioner, not to award a DF license to an applicant is final.

Connecticut Licenses (the “Connecticut License”)

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Trulieve Bristol Inc.	Medical Marijuana Dispensary Facility License	Bristol	04/15/21	Dispensary

Connecticut Dispensary Facility Requirements

A DF may not dispense marijuana from, obtain marijuana from, or transfer marijuana to, a location outside of the state of Connecticut. DFs are limited to the following modes of obtaining, delivering, transferring, transporting, and selling marijuana:

•	A DF may acquire marijuana from a producer;

•	A DF may dispense and sell marijuana to a qualifying patient or primary caregiver registered to their facility and who is registered with the DCP;

•	A DF may dispense or sell to a research program subject pursuant to the protocols of a research program approved by the Commissioner;

•	A DF may transfer, distribute, deliver, transport, or sell to a research program employee pursuant to the protocols of a research program approved by the Commissioner;

•

A DF may transfer, distribute, deliver or transport to a hospice or other inpatient care facility licensed by the Department of Public Health that has a protocol for handling and distributing marijuana that has been approved by the DCP; and

•	A DF may transfer, distribute, deliver or transport marijuana to an approved laboratory.

Only a pharmacist licensed as a dispensary may dispense marijuana, and only a dispensary or dispensary technician may sell marijuana to qualifying patients, primary caregivers, or research program subjects who are registered with the DCP. A DF may not engage in marijuana compounding, except that a dispensary may dilute a medical marijuana product with a USP grade substance with no active ingredient for the purposes of dose titration, tapering, for the addition of a flavoring agent, or to create a maintenance dose that is not available from any producer at the time of purchase. No person associated with a DF may enter into any agreement with a certifying health care provider or health care facility concerning the provision of services or equipment that may adversely affect any person’s freedom to choose the DF at which the qualifying patient or primary caregiver will purchase marijuana, except in the case of an approved research program.

All DFEs must, at all times while at the DF, have their current dispensary license, dispensary technician registration or DFE registration available for inspection by the Commissioner or the DCP. The DF shall establish, implement and adhere to a written alcohol-free, drug-free and smoke-free workplace policy, which must be available to the DCP upon request. Marijuana may not be applied, ingested, or consumed inside a DF.

Each DF must make publicly available the price of all its marijuana products to prospective qualifying patients and primary caregivers. All marijuana must be sold in child-resistant, sealed containers except upon a written request from the qualifying patient or primary caregiver. No marijuana may be sold without the producer label. All products sold to the qualifying patient or primary caregiver must be placed in an opaque package that shall not indicate the contents of the package, the originating facility or in any other way cause another person to believe that the package may contain marijuana. Each DF must also provide information to qualifying patients and primary caregivers regarding the possession and use of marijuana. The DF manager must submit all informational material to the Commissioner for approval prior to such information being provided to qualifying patients and primary caregivers.

Connecticut Security and Storage Requirements

All facilities must have an adequate security system to prevent and detect loss of marijuana. These systems must use commercial grade equipment, including perimeter alarms, motion detectors, video cameras with 24-hour recordings (which must be retained for at least 30 days), silent alarms, panic alarms, a failure notification system, and the ability to remain operational during a power outage. Each facility must also have a back-up alarm system approved by the Commissioner. The outside perimeter of every facility must be well-lit. All equipment must be kept in good working order and tested at least twice per year.

A DF must:

•	Not maintain marijuana in excess of the quantity required for normal, efficient operation;

•	Store all marijuana in an approved safe or approved vault and in such a manner as to prevent diversion, theft or loss;

•	Maintain all marijuana in a secure area or location accessible only to specifically authorized employees, which shall include only the minimum number of employees essential for efficient operation;

•	Keep all approved safes and approved vaults securely locked and protected from entry, except for the actual time required to remove or replace marijuana;

•	Keep all locks and security equipment in good working order;

•	Keep the dispensary department securely locked and protected from entry by unauthorized employees; and

•

Post a sign at all entry ways into any area of the DF containing marijuana stating, “Do Not Enter—Limited Access Area—Access Limited to Authorized Employees Only.” All deliveries must be carried out under the direct supervision of a pharmacist licensed as a dispensary, who must be present to accept the delivery. Upon delivery, the marijuana must immediately be placed in an approved safe or approved vault within the dispensary.

No person may enter the area where marijuana is dispensed and sold unless such person is licensed or registered by the DCP; such person’s responsibilities necessitate access to the dispensary department and then for only as long as necessary to perform the person’s job duties; or such person has a patient or caregiver registration certificate, in which case such person must not be permitted behind the service counter or in other areas where marijuana is stored.

Connecticut Transportation Requirements

Prior to transporting any marijuana or marijuana product, a DF must complete a shipping manifest using a form prescribed by the Commissioner and securely transmit a copy of the manifest to the laboratory, research program location, hospice, or other inpatient care facility that will receive the products and to the DCP at least 24 hours prior to transport. These manifests must be maintained and made available to the DCP. Marijuana may only be transported in a locked, secure storage compartment that is part of the vehicle transporting the marijuana. This compartment may not be visible from outside the vehicle. Routes must be randomized.

All transport vehicles must be staffed with a minimum of two employees. At least one delivery team member is required to remain with the vehicle at all times that the vehicle contains marijuana. A delivery team member must have access to a secure form of communication with employees at the originating facility at all times that the vehicle contains marijuana. A delivery team member must physically possess a department-issued identification card at all times when transporting or delivering marijuana and must produce it to the Commissioner or law enforcement official upon request.

No marijuana may be sold, dispensed or distributed via a delivery service or any other manner outside of a DF, except that a primary caregiver may deliver marijuana to the caregiver’s qualified patient and a DFE may deliver to a hospice or other inpatient care facility licensed by the Department of Public Health that has a protocol for handling and distributing marijuana that has been approved by the DCP.

Inspections by the Commissioner

All documents required to be kept by a facility must be maintained in an auditable format for no less than three years. These records must be provided to the Commissioner or an authorized delegate immediately upon request. Additionally, the Commissioner and authorized delegates may enter any place, including a vehicle, where marijuana is held, produced, or otherwise handled, and inspect in a reasonable manner such place and all pertinent items and documents within it.

Regulation of the Medical Cannabis Market in Pennsylvania

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 under Act 16, or Act 16, and provided access to state residents with one or more qualifying conditions. Pennsylvania has promulgated regulations to implement Act 16, which are primarily found in Chapters 1131 through 1210 of the Pennsylvania Code.

Under Act 16, medical marijuana refers to marijuana obtained for certified medical use by a Pennsylvania resident with at least 1 of 23 qualifying medical conditions. Act 16 initially authorized 17 qualifying conditions, however, through regulatory approval, that list has expanded and now includes anxiety disorders, ALS, Autism, Cancer, Crohn’s Disease, damage to the nervous tissue of the spinal cord with neurological indication of intractable spasticity, Dyskinetic & spastic movement disorders, Epilepsy, Glaucoma, HIV & AIDS, Huntington’s Disease, IBD, Intractable Seizures, Multiple Sclerosis, Neurodegenerative diseases, Neuropathy, opioid disorder, Parkinson’s disease, PTSD, severe chronic pain of neuropathic origin or which conventional therapy is ineffective, Sickle Cell Anemia, a terminal illness, and Tourette Syndrome.

Under Act 16 and the implementing regulations, patients who are residents of the Commonwealth and have a qualifying medical condition as certified by a physician are able to obtain medical marijuana at approved dispensaries with the Commonwealth. A registered caregiver of an approved patient may also obtain medical marijuana from an approved dispensary. Pennsylvania does not permit home delivery of medical marijuana at this time.

Pennsylvania Licenses and Regulations

Act 16 authorized 2 principal categories of permits: (1) a grower/ processor permit, and (2) a dispensary permit. The Pennsylvania Department of Health was authorized to issue up to 25 grower/processor permits and up to 50 dispensary permits. A dispensary permit holder may have up to 3 dispensary locations within the primary region which it is located. The Commonwealth is divided into 6 regions with permits being awarded based on patient population. The Commonwealth originally awarded only 12 grower/processor permits and 27 dispensary permits. Subsequently, the Commonwealth granted additional grower/processor and dispensary permits as part of its phase II application process. Pennsylvania also allows for a clinical registrant permit which allows clinical registrant permit holders to operate both a grower/ processor operation and multiple dispensary locations. Additionally, clinical registrants must partner with an approved medical research institution within the Commonwealth to conduct marijuana-based clinical research programs. All permit holders (whether grower/processor or dispensary) are required to use the state-approved seed-to-sale tracking software for all inventory management, tracking and dispensations. Pennsylvania currently utilizes the MJFreeway platform.

All cultivation/processing establishments and dispensaries must register with Pennsylvania Department of Health. Registration certificates are valid for a period of one year and are subject to strict annual renewal requirements. A grower/processor permit allows a permit holder to acquire wholesale from another grower/processor, possess, cultivate, and manufacture/process into medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries. A grower/processor may transport products itself or may contract with an approved transporter. A grower/processor is not limited to the region it is located in and may distribute medical marijuana products to any approved dispensary within the Commonwealth.

Approved dispensaries may only purchase approved medical marijuana products from a permitted grower/processor and may only dispense to certified patients or caregivers who present valid identification cards. Prior to dispensing medical marijuana products to a patient or caregiver, the dispensary shall: (1) verify the validity of the patient or caregiver identification card using the electronic tracking system; and (2) review the information on the patient’s most recent certification by using the electronic tracking system to access the Pennsylvania Department of Health’s database. The following requirements apply: (i) if a practitioner sets forth recommendations, requirements or limitations as to the form and/or dosage of a medical marijuana product on the patient certification, the medical marijuana product dispensed to a patient or caregiver by a dispensary must conform to those recommendations, requirements or limitations; (ii) if a practitioner does not set forth recommendations, requirements or limitations as to the form or dosage of a medical marijuana product on the patient certification, the physician, pharmacist, physician assistant or certified registered nurse practitioner employed by the dispensary and working at the facility shall consult with the patient or the caregiver regarding the appropriate form and dosage of the medical marijuana product to be dispensed; and (iii) the dispensary shall update the patient certification in the electronic tracking system by entering any recommendation as to the form or dosage of medical marijuana product that is dispensed to the patient.

Pennsylvania Department of Health Inspections

The Pennsylvania Department of Health may conduct announced or unannounced inspections or investigations to determine the medical marijuana organization’s compliance with its permit. An investigation or inspection may include an inspection of a medical marijuana organization’s site, facility, vehicles, books, records, papers, documents, data, and other physical or electronic information.

Other

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to continuous change. The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, loss of participating dealers, lost revenue, increased expenses, and decreased profitability. Further, investigations by government agencies, including the FTC, into allegedly anticompetitive, unfair, deceptive or other business practices by us, could cause us to incur additional expenses and, if adversely concluded, could result in substantial civil or criminal penalties and significant legal liability.

Employees

As of September 30, 2020, we had 3,581 full-time employees and 351 part-time employees. We are committed to hiring talented individuals and maximizing individual potential, while fostering growth and career advancement. Since the opening of our first store in 2016, our workforce has grown to over 3,900 employees, including personnel in our cultivation, production, transportation and retail divisions, along with our executive and support services teams. Our goal is to use the highest standards in attracting the best talent, offering competitive compensation, as well as implementing best practices in evaluating, recruiting and onboarding its human capital. Our employees are split across company divisions as follows:

Management:	14
Cultivation:	883
Production:	608
Retail:	2,032
Call Center	153
Transportation:	58
Support:	184
Total:	3,932

Description of Property

We have no material properties.

Legal Proceedings

Except as set forth below, there are no actual or to our knowledge contemplated legal proceedings material to us or our subsidiaries or to which any of our or any of our subsidiaries’ property is the subject matter.

On December 30, 2019, a securities class-action complaint, David McNear v. Trulieve Cannabis Corp. et al., Case No. 1:19-cv-07289, was filed against us in the United States District Court for the Eastern District of

New York. On February 12, 2020, a second securities class-action complaint, Monica Acerra v. Trulieve Cannabis Corp. et al., Case No. 1:20-cv-00775, which is substantially similar to the complaint filed on December 30, 2019, was filed against us in the United States District Court for the Eastern District of New York. Both complaints name Trulieve, Kim Rivers, and Mohan Srinivasan as defendants for allegedly making materially false and misleading statements regarding our previously reported financial statements and public statements about our business, operations, and prospects. The complaint alleges violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The complaints sought unspecified damages, costs, attorneys’ fees, and equitable relief. On March 20, 2020, the Court consolidated the two related actions under In re Trulieve Cannabis Corp. Securities Litigation, No. 1:19-cv-07289, and appointed William Kurek, John Colomara, David McNear, and Monica Acerra as Lead Plaintiffs. We filed a motion to dismiss on September 11, 2020. The Company believes that the suit is immaterial and that the claims are without merit and intends to vigorously defend against them.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this prospectus.

Available Information

We maintain a website at http://www.trulieve.com. The information contained on, or accessible through, our website is not part of this prospectus. Our periodic and current reports are available, free of charge, after the material is electronically filed with, or furnished to, the Canadian securities regulators on SEDAR, at www.sedar.com. Because we have not registered a class of securities under Section 12 of the Exchange Act, we are not currently required to file reports on Forms 10-K, 10-Q or 8-K. Once this prospectus is effective, we will be subject to the reporting requirements of Section 15(d) of the Exchange Act. Thereafter, our Annual Report on Form 10-K (which includes our audited financial statements), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, will be available on our website, free of charge, as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the SEC. You may also read and copy these reports, proxy statements and other information on the SEC’s website at www.sec.gov.

MARKET PRICE AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Subordinate Voting Shares began trading on the Canadian Securities Exchange under the symbol “TRUL” on September 25, 2018 and began trading on the OTCQX Best Market under the symbol “TCNNF” on September 24, 2018. Any over-the-counter market quotations from the OTCQX Best Market reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders of Subordinate Voting Shares

As of September 30, 2020, we had approximately 27 shareholders of record of 58,134,478 issued and outstanding Subordinate Voting Shares, 18 shareholders of record of 14,769.59 issued and outstanding Multiple Voting Shares and 9 shareholders of record of 581,825 issued and outstanding Super Voting Shares.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, their positions and their ages as of September 30, 2020 are set forth below:

Name	Age	Position(s)
Executive Officers
Kim Rivers	42	Chair and Chief Executive Officer
Alex D’Amico	45	Chief Financial Officer
Jason Pernell	43	Chief Information Officer
Eric Powers	51	General Counsel and Corporate Secretary
Timothy Morey	58	Chief Sales Officer
Kyle Landrum	34	Chief Production Officer
Valda Coryat	49	Chief Marketing Officer

Directors
Thad Beshears	46	Director
George Hackney	66	Director
Peter Healy	69	Director
Richard May	43	Director
Thomas Millner	66	Director
Michael J. O’Donnell, Sr.	69	Director
Susan Thronson	59	Director

Executive Officers

Kim Rivers has served as the Chairperson of the board of directors and as Chief Executive Officer since 2015. Ms. Rivers received her Bachelor’s degree in Multinational Business and Political Science from Florida State University and her Juris Doctorate from the University of Florida. Ms. Rivers is a member of the Georgia Bar Association and she spent several years in private practice as a lawyer where she specialized in mergers, acquisitions, and securities for multi-million dollar companies. For over a decade, Ms. Rivers has run numerous successful businesses from real estate to finance, including as Principal of Inkbridge LLC, an investment firm, since 2011. We believe Ms. Rivers is qualified to serve on our board of directors due to her service as our Chief Executive Officer and her substantial experience in the cannabis industry.

Alex D’Amico has served as our Chief Financial Officer since 2020. Mr. D’Amico brings over 20 years of accounting and finance experience in technology, healthcare, entertainment and advertising. He has held several senior finance and executive roles at companies such as Cognizant, where he served as Finance Director from 2015 to 2018, and Telaria, where he served as Vice President of Finance and Controller from 2018 to 2020. Prior to such roles, Mr. D’Amico also held senior finance and executive roles at public companies Quest Diagnostics and Synvista Therapeutics. Mr. D’Amico is a growth-oriented business leader with a unique ability to scale an organization cross-functionally while operating in a public landscape. He has an extensive history of assembling high-powered teams and driving toward strategic initiatives. Mr. D’Amico was a Summa Cum Laude graduate of Rutgers University, where he received his Bachelor of Science degree in Accounting, and is a member of the American Institute of Certified Public Accountants, New Jersey Society of Certified Public Accountants and Financial Executives International.

Jason Pernell has served as our Chief Information Officer since 2015. From 2011 to 2020, Mr. Pernell also served as the President of G5 Engineering Solutions, an engineering firm based in Tallahassee, Florida. Mr. Pernell is an experienced medical marijuana business owner in both California and Oregon. Mr. Pernell earned his Masters of Business Administration Degree from Florida State University after receiving his Bachelor of Science Degree in Electrical Engineering. For the past decade, Mr. Pernell has owned and operated successful engineering consulting firms. Additionally, Mr. Pernell has operated several cannabis companies including SACS and 3Jays.

Eric Powers has served as our General Counsel and Corporate Secretary since 2019. Prior to joining Trulieve, Mr. Powers spent 13 years, from 2005 to 2018, as an in-house attorney for Crawford & Company, a publicly-traded insurance services firm, where he served in numerous roles within the legal department, most recently as Vice President and Corporate Secretary. Mr. Powers was in private practice for over 10 years with the law firms of Troutman Sanders, from 2000 to 2005, and Capell & Howard, from 1994 to 2000, specializing in corporate and tax law. Overall, Mr. Powers brings more than 25 years of legal experience to Trulieve, with a broad background in corporate law. Mr. Powers holds a J.D. from The University of Alabama Law School and a B.A. from Auburn University. Mr. Powers also received his LLM in Taxation from New York University.

Timothy Morey has served as our Chief Sales Officer since 2019, and previously as our Director of Retail in 2019. Mr. Morey has over 15 years of retail sector experience, with a focus on operational best practices and leveraging technology to enhance consumer engagements. Most recently, Mr. Morey served as Senior Director of Store Operations for Finish Line from October 2013 to September 2018, overseeing more than 900 stores and 45 district sales managers. Mr. Morey is a resident of Tallahassee, Florida and holds an associate degree, applied science, from Snow College, Utah.

Kyle Landrum has served as our Chief Production Officer since 2019, after being promoted from his position as Cultivation Manager, a position he served in since 2017. As our Chief Production Officer, Mr. Landrum oversees all aspects of our cultivation and processing. Mr. Landrum graduated from the University of Florida with a Bachelor of Science degree in Agriculture Economics and a master’s degree in Agricultural Education. Mr. Landrum has demonstrated dedicated leadership experience in the franchise restaurant industry. Before joining Trulieve, Mr. Landrum spent six years, from 2011 to 2017, at Rib, Inc., most recently serving as the Director of Operations, where he managed a team of nearly 200. Cumulatively, Mr. Landrum has over 14 years of experience in management of multi-site operations.

Valda Coryat has served as our Chief Marketing Officer since 2019. Ms. Coryat has leveraged strategy, analytics and creativity to drive profitable brand growth at companies such as Colgate-Palmolive from 1997 to 2005, Avon from 2005 to 2009 and Heineken from 2011 to 2013. Prior to joining Trulieve, Ms. Coryat served as the National Mango Board’s Director of Marketing for its consumer, retail and foodservice verticals from 2017 to 2019. Prior to that, Ms. Coryat served as the Vice President of Sun & Skin Care Research, LLC, where she served as the marketing lead from 2013 to 2014. She received her B.A. from Duke University and MBA from Columbia University’s Graduate School of Business.

Directors

Thad Beshears has served as a member of our board of directors since 2015. Mr. Beshears is the Co-Owner and Chief Operating Officer of Simpson Nurseries LAA and has served as its President since 2015. He is responsible for all sales operations, production, and inventory tracking for the operation. Mr. Beshears is also the President and owner of Simpson Nurseries of Tennessee since 2013, where he develops and implements the company’s strategic vision while monitoring the market for opportunities for growth and expansion. Mr. Beshears is a founding member of Trulieve. We believe Mr. Beshears is qualified to serve on our board of directors due to his agricultural and cannabis industry experience.

George Hackney has served as a member of our board of directors since 2015. Mr. Hackney has served as the President and Owner of the Hackney Nursery Inc. in Quincy, Florida since 1991. He has presided over all aspects of the operations of the company. Mr. Hackney has served on several agricultural industry associations’ boards, including the National Horticultural Foundation from 2018 to 2020, the Southern Nursery Association from 2006 to 2011, the Wholesale Nursery Growers of America from 2004 to 2008 and the Florida Nursery and

Landscape Association from 1997 to 2003, and has earned many honors for his commitment to the industry. Mr. Hackney is a founding member of Trulieve. We believe Mr. Hackney is qualified to serve on our board of directors due to his agricultural and cannabis industry expertise.

Peter Healy has served as a member of our board of directors since 2019. An accomplished legal counsel with more than 30 years of experience, Mr. Healy manages a broad-based corporate practice, advising companies on a range of issues, including corporate governance, capital markets, mergers and acquisitions and private equity. His diverse clientele includes both public companies, private equity firms and major investment banking firms in a range of industries, including finance, technology, healthcare, biotechnology, real estate, consumer products, among others. He is currently a Partner at McDermott Will & Emery LLP. He previously was a Partner and Of Counsel at O’Melveny & Myers LLP from 1989 and March of 2020. He holds a Bachelor of Science degree in economics from Santa Clara University, an MBA degree (with distinction) from Cornell University and a JD degree from University of California Hastings. We believe Mr. Healy is qualified to serve on our board of directors due to his experience representing public and private companies in a wide variety of industries.

Richard May has served as a member of our board of directors since 2017. Mr. May is the President and co-owner of May Nursery, Inc., and has been with May Nursery, Inc. since 2002. He has sat on several agricultural industry and community boards, including as director and chairman of the Gadsden County Chamber of Commerce from 2010 to 2016, as the treasurer and trustee of the Robert F. Munroe Day School from 2012 to 2018 and as a director and president of the Southern Nursery Association from 2010 to 2016. Mr. May graduated from Auburn University with Bachelor of Science degrees in Agricultural Economics and Horticulture. He is a graduate of the Wedgeworth Leadership Institute for Agriculture and Natural Resources from the University of Florida, and a graduate of the Executive Academy for Growth and Leadership from Texas A&M. Mr. May is a founding member of Trulieve. We believe Mr. May is qualified to serve on our board of directors due to his agricultural and cannabis industry expertise.

Thomas Millner has served as a member of our board of directors since 2020. Mr. Millner brings a combination of executive leadership, merchandising and multichannel operational skills, and a strong philanthropic background to Trulieve. Mr. Millner, who has been retired since 2017, was formerly the CEO of Cabela’s, a direct marketer and specialty retailer of outdoor recreation merchandise, from 2009 to 2017. Prior to Cabela’s, Mr. Millner was president and CEO of North Carolina’s Remington Arms Company from 1994 to 2009, an American manufacturer of firearms and ammunition. Since 2014, Mr. Millner has served as a director and the chair of the audit committee of Best Buy, a multinational consumer electronics retailer. Mr. Millner previously served as a director and chair of the audit committee of Stanley Furniture, a furniture manufacturer and retailer from 2001 to 2008, as a director of Total Wine & More, a large, family-owned, privately held American alcohol retailer from 2015 to 2019 and as a director of Menards, a privately held home improvement company, from 2017 to 2019. We believe Mr. Millner is qualified to serve on our board of directors due to his service as an officer and director of large multi-state corporations in the United States.

Michael J. O’Donnell, Sr. has served as a member of our board of directors since 2018, and previously served as an advisor to board of directors from 2015 to 2018. Mr. O’Donnell, retired, was formerly the Executive Director of the Office of Innovation and Entrepreneurship at the University of Central Florida from 2010 to 2019. Mr. O’Donnell also served as a member of the board of directors of JOOX LLC, a digital branding company in the music industry now known as Unitea Music from 2013 to 2019. Mr. O’Donnell formed the Florida Angel Nexus, the FAN Fund I, LLP, which supported select state-wide emerging growth businesses. Additionally, Mr. O’Donnell is principal in MOD Ventures LLC, which invests in new ventures in various sectors. He holds an Associates in Science in Business Administration from Delta College, a Bachelor of Science in Business Administration from Central Michigan University and a Master of Science in Management from the University of Central Florida. Mr. O’Donnell has been a co-founder of several cannabis companies, including Trulieve, SACS and 3Jays. We believe Mr. O’Donnell is qualified to serve on our board of directors due to his investment and emerging growth business experience as well as his substantial experience with cannabis companies.

Susan Thronson has served as a member of our board of directors since 2020. Ms. Thronson is an experienced independent director with global digital, ecommerce and loyalty marketing experience. Ms. Thronson held various operational roles at Marriott International from 1989 to 2005, and was Senior Vice President of Global Marketing for Marriott International from 2005 to 2013, leading Marriott’s worldwide integrated marketing strategy and execution for its 15 hotel brands. Since 2013, Ms. Thronson has been self-employed as a management consultant. Ms. Thronson formerly served as a director of Angie’s List from 2012 to 2017, an internet service company, and SONIC Drive-In from 2015 to 2018, an operator of an American drive-in fast-food restaurant chain based in Oklahoma City, Oklahoma. She has maintained a National Association of Corporate Directors Governance Fellow credential since 2015 and holds a Bachelor of Arts in Journalism from the University of Nevada, Reno. We believe Ms. Thronson is qualified to serve on our board of directors due to her service in the hospitality industry and on the board of directors of corporations with operations across the United States.

Board Composition

Our Articles of Incorporation, as amended to date, which we refer to as our Articles, provide for a minimum of one director and a maximum of 10 directors. Our shareholders have authorized the board of directors, by resolution, to determine the number of directors within the minimum and maximum number of directors set out in our Articles. Each director holds office until the close of the next annual general meeting of shareholders, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. The board of directors currently consists of eight directors. Our business and affairs are managed by or under the direction of the board of directors. Pursuant to the Trulieve Corporate Governance Guidelines, or Guidelines, and a mandate from our board of directors, or Board Mandate, the board of directors may establish one or more committees of the board of directors, however designated, and delegate to any such committee the full power of the board of directors, to the fullest extent permitted by law.

We are not currently subject to listing requirements of any national securities exchange that has requirements that a majority of the board of directors be “independent.” All but one of the eight directors are considered to be independent under the CSA Guidelines and in accordance with National Instrument 52-110—Audit Committees, or NI 52-110. Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the board of directors, be reasonably expected to interfere with such director’s exercise of independent judgment. Our independent directors are Thad Beshears, George Hackney, Peter Healy, Richard May, Thomas Milner, Michael O’Donnell and Susan Thronson. Ms. Rivers is not independent, given that she is our Chief Executive Officer.

The board of directors holds regularly scheduled meetings and at such meetings our independent directors meet in executive session. The board of directors has not appointed a lead independent director; instead the presiding director for each executive session is rotated among the chairs of our committees.

The board of directors held 15 meetings and took 4 actions by unanimous written consent during the year ended December 31, 2019. In 2019, each person serving as a director attended at least 75% of the total number of meetings of our board of directors and any committee on which he or she served.

Our directors are expected to attend our Annual Meeting of Shareholders. Any director who is unable to attend our Annual Meeting is expected to notify the Chairman of the board of directors in advance of the Annual Meeting. All but one of our directors attended the annual meeting in 2019.

Board Committees

At present, the board of directors has three standing committees, the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. The charters for our committees set forth the scope of the responsibilities of that committee. The board of directors will assess the effectiveness and contribution of each committee on an annual basis. The charters for our committees were adopted by the board of directors in October 2018.

Audit Committee.

In October 2018, the board of directors established an audit committee, or Audit Committee. The Audit Committee is currently comprised of five members: Thomas Millner (Chair), Susan Thronson, Peter Healy, Michael O’Donnell and George Hackney. Each of the members of the Audit Committee meets the independence requirements pursuant to NI 52-110 and each is financially literate within the meaning of NI 52-110.

The Audit Committee operates pursuant to a written charter. The principal duties and responsibilities of the Audit Committee are to assist the board of directors in discharging the oversight of:

•	the integrity of our consolidated financial statements and accounting and financial processes and the audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	our external auditors’ qualifications and independence;

•	the work and performance of our financial management and our external auditors; and

•

our system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, and risk management established by management and the board of directors.

In fulfilling its responsibilities, the Audit Committee meets regularly with our auditor and key management members.

The Audit Committee has access to all of our books, records, facilities and personnel and may request any information as it may deem appropriate. It also has the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the Audit Committee. The Audit Committee is responsible for the pre-approval of all non-audit services to be provided by our auditors.

Compensation Committee

In October 2018, the board of directors also established a compensation committee, or Compensation Committee. The Compensation Committee is currently comprised of four members: Susan Thronson (Chair), Peter Healy, Richard May and Thad Beshears. All of the members of the Compensation Committee are independent for purposes of NI 58-101. A director is considered independent for the purposes of NI 58-101 if he or she has no direct or indirect “material relationship” with the issuer, where “material relationship” is defined as a relationship that could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

The Compensation Committee operates pursuant to a written charter. The principal duties and responsibilities of the Compensation Committee are to assist the board of directors in discharging its oversight of:

•	executive and director compensation;

•	executive compensation disclosure;

•	management development and succession;

•

administering the Company’s Stock Option Plan, and any other restricted share unit plan or deferred share unit plan that may be in effect from time to time, in accordance with the terms of such plans; and

•	any additional matters delegated to the Compensation Committee by the board of directors.

Nominating and Corporate Governance Committee

In October 2018, the board of directors also established a nominating and corporate governance committee, or Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is currently comprised of four members: Peter Healy (chair), Kim Rivers, Thomas Millner and Thad Beshears. All of the members of the Nominating and Corporate Governance Committee other than Ms. Rivers are independent for purposes of NI 58-101.

The Nominating and Corporate Governance Committee operates pursuant to a written charter. The principal duties and responsibilities of the Nominating and Corporate Governance Committee are to assist the board of directors in discharging its oversight of:

•	corporate governance policies and practices;

•	corporate governance disclosure;

•	the identification of individuals qualified to become new board of directors members and the recommendation of nominees to the board of directors;

•	the review and assessment of the independence of each of the directors;

•	the review and, if appropriate, approval of all related-party transactions;

•	the review of our orientation and continuing education programs for our directors; and

•	any additional matters delegated to the Nominating and Corporate Governance Committee by the board of directors.

The Nominating and Corporate Governance Committee will consider all qualified director candidates identified by various sources, including members of the board of directors, management and shareholders. Candidates for directors recommended by shareholders will be given the same consideration as those identified from other sources. The Nominating and Corporate Governance Committee is responsible for reviewing each candidate’s biographical information, meeting with each candidate and assessing each candidate’s independence, skills and expertise based on a number of factors. While we do not have a formal policy on diversity, when considering the selection of director nominees, the Nominating and Corporate Governance Committee considers individuals with diverse backgrounds, viewpoints, accomplishments, cultural background and professional expertise, among other factors.

Board Oversight of Enterprise Risk

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee and instead administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements.

Board Leadership

The board of directors has no policy regarding the need to separate or combine the offices of Chair of the board of directors and Chief Executive Officer and instead the board of directors remains free to make this determination from time to time in a manner that seems most appropriate for the Company. The positions of Chairman of the board of directors and Chief Executive Officer are currently held by Kim Rivers. The board of directors believes the Chief Executive Officer is in the best position to direct the independent directors’ attention on the issues of greatest importance to the Company and its shareholders. As a result, the Company does not currently have a lead independent director. Our overall corporate governance policies and practices combined with the strength of our independent directors and our internal controls minimize any potential conflicts that may result from combining the roles of Chair and Chief Executive Officer.

Corporate Governance Principles and Code of Ethics

The board of directors is committed to sound corporate governance principles and practices. The board of directors’ core principles of corporate governance are set forth in the Guidelines, which were adopted by the board of directors in October 2018. In order to clearly set forth our commitment to conduct our operations in accordance with our high standards of business ethics and applicable laws and regulations, the board of directors also adopted a Code of Business Conduct and Ethics, which we refer to as our Code of Ethics, which is applicable to all directors, officers and employees. A copy of the Code of Ethics and the Guidelines are available on our corporate website at https://investors.trulieve.com/. You also may obtain a printed copy of the Code of Ethics and Principles by sending a written request to: Investor Relations, Trulieve Cannabis Corp 6749 Ben Bostic Road, Quincy, Florida, 32351.

Compensation Committee Interlocks and Insider Participation

During 2019, our Compensation Committee members were Richard May (Chair), Michael O’Donnell and Thad Beshears, none of whom currently is, or formerly was, an officer or employee of Trulieve. None of our executive officers served as a member of the board of directors or Compensation Committee of any other company that had one or more executive officers serving as a member of our board of directors or Compensation Committee.

Director Compensation

During 2019, we did not pay any compensation to our directors for their service as directors. In 2020, our board of directors has determined to pay compensation to its non-employee directors in the form of an annual retainer and stock option-based awards. Each non-employee director will be paid an annual retainer of $36,000, provided any non-employee chairman of the board of directors will receive a $75,000 annual retainer. The chairs of the Compensation Committee and the Nominating and Corporate Governance Committee will be paid an additional $8,000 annual retainer. The chair of the Audit Committee will be paid an additional $12,000 annual retainer. Non-employee, founder directors will receive annual stock option awards valued at $120,000. Non-employee, non-founder directors will receive annual stock option awards valued at $150,000. Directors will be reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the board of directors, committees of the board of directors or meetings of our shareholders.

Director Compensation—Outstanding Option-Based Awards

No option-based awards have been granted to the Company’s non-executive directors as of December 31, 2019. On January 3, 2020, the board of directors granted option awards under the Company’s Stock Option Plan to each of the directors as follows: Mr. Beshears – 36,787 options; Mr. Hackney – 36,787 options; Mr. May – 36,787 options; Mr. O’Donnell – 36,787 options; and Mr. Healy – 45,984 options. These options have an exercise price of US$11.52 and expire on January 3, 2025. On June 1, 2020, the board of directors granted option awards under the Company’s Stock Option Plan to each of the directors as follows: Mr. Millner – 48,292 options; and Ms. Thronson – 48,292 options. These options have an exercise price of US$12.50 and expire on June 1, 2025.

Director Compensation—Incentive Plan Awards—Value Vested or Earned During the Year

No incentive plan awards have been granted to the Company’s non-executive directors which were earned or have vested during the most recently completed fiscal year.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program offered to our named executive officers, or NEOs, identified below. For 2019, our NEOs were:

•	Kim Rivers, our Chief Executive Officer

•	Mohan Srinivasan, our former Chief Financial Officer; and

•	Eric Powers, our General Counsel

We are an “emerging growth company,” as that term is used in the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

Summary Compensation Table

The following table provides information regarding compensation earned by our Chief Executive Officer and our two most highly compensated executive officers other than our principal executive officer who served during 2019.

Name and Principal Position	Year	Salary ($)	Nonequity incentive plan compensation ($)	All Other Compensation ($)(1)	Total ($)
Kim Rivers(2).	2019	290,845	150,000	2,905	443,750
Chief Executive Officer

Mohan Srinivasan(3)	2019	247,875	47,500	41	295,417
Chief Financial Officer

Eric Powers(4)	2019	161,636	30,000	2,828	194,464
General Counsel

(1)	Includes employer paid portion of premiums for health, dental and vision insurance.
(2)	Ms. Rivers was appointed Chief Executive Officer of the Company in September, 2018 upon completion of the Transaction.
(3)

Mr. Srinivasan was appointed Chief Financial Officer of the Company in September, 2018 upon completion of the Transaction. Mr. Srinivasan resigned as Chief Financial Officer of the Company on April 23, 2020.

(4)	Mr. Powers was appointed General Counsel of the Company in February 2019.

Narrative Disclosure to Summary Compensation Table

We review compensation annually for all of our employees, including our NEOs. In setting executive base salaries and bonuses, we considered compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our shareholders, and a long-term commitment to us.

Our board of directors has historically determined our executives’ compensation, based upon discussions with management and its discretion. We have begun a review of our executive compensation program, including the function and design of our equity incentive programs, and the identification of an appropriate peer group of companies for purposes of benchmarking the competitiveness of our executive compensation. Our board of directors will evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and that it is appropriate for a public company.

Compensation Components

The executive compensation program during the fiscal year ended December 31, 2019 consisted of two principal components: (i) base salaries; and (ii) cash bonuses. A third component, stock options, was added in 2020, as noted below.

Base Salaries

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to our success, the position and responsibilities of the NEOs and competitive industry pay practices for other high growth, premium brand companies of similarly sized companies in the industry.

Incentive Compensation and Benefits

Bonuses are awarded based on qualitative and quantitative performance standards and reward performance of each NEO individually. The determination of an NEO’s performance may vary from year to year depending on economic conditions and conditions in the industry in which we operate and may be based on measures such as revenue and other operational targets such as dispensaries opened and square footage of canopy space, metrics the Compensation Committee and management believe to provide proper incentives for achieving long-term shareholder value for us at this time. The Compensation Committee and the board of directors retain full discretion over performance evaluation and the amount of any bonuses to be paid to NEOs. For the covered periods, the Compensation Committee authorized Ms. Rivers to set quarterly performance objectives for the NEOs (other than herself) and to determine, in her discretion, the level of achievement with respect to such objectives. The Compensation Committee set annual performance objectives for Ms. Rivers and determined, in its discretion, the level of achievement with respect to such objectives.

Equity-Based Compensation

The long-term component of compensation for executive officers, including the NEOs, is currently based on stock options. This component of compensation is intended to reinforce management’s commitment to long-term improvements in our performance.

The board of directors believes that incentive compensation in the form of stock option grants which vest over time is beneficial and necessary to attract and retain both senior executives and managerial talent at other levels. Furthermore, the board of directors believes stock option grants are an effective long-term incentive vehicle because they are directly tied to share price over a longer period, up to 10 years, and motivate executives to deliver sustained long-term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals.

In connection with the Transaction, we adopted the Schyan Exploration Inc. Stock Option Plan, or Stock Option Plan. Pursuant to the Stock Option Plan, we may grant equity-based compensation in the form of stock options, or Options, to eligible participants, as more fully described below.

The purpose of the Stock Option Plan is to enable us and certain of our subsidiaries to obtain and retain services of the eligible participants, which is essential to our long-term success. The granting of Options is intended to promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business. Moreover, the Stock Option Plan aims to align the interests of eligible participants with those of our shareholders through opportunities for increased equity-based ownership. For additional details on the Stock Option Plan, see “Equity Compensation Plans”.

Restrictions on Hedging

Our Insider Trading and Reporting Policy prohibits our officers (including the NEOs), directors and employees from buying or selling financial instruments that are designed to hedge or offset a decrease in market value of our equity securities granted as compensation or held, directly or indirectly, by such individuals.

Outstanding Equity Awards at Fiscal Year End

No compensatory equity awards were granted or issued to the NEOs during the most recently completed fiscal year. As of December 31, 2019, no equity awards were outstanding. In September 2018, in conjunction with the closing of the Transaction, we issued warrants to purchase an aggregate of 8,784,872 Subordinate Voting Shares to Kim Rivers (Director and Chief Executive Officer of the Company), Ben Atkins (former Director and CFO of the Company), Jason Pernell (CIO of the Company), Craig Kirkland, George Hackney, Jr. and Jordan Atkins (all former employees of the Company). The warrants have an exercise price of C$6.00 per Subordinate Voting Share, no vesting conditions and are exercisable at any time for three years after the issuance, subject to certain lock-up provisions.

Employment Agreements, Severance and Change in Control Arrangements

We have entered into employment agreements with the NEOs listed below. The agreements generally provide for at-will employment and set forth the NEO’s initial base salary and eligibility for employee benefits. In addition, each of our NEOs is subject to confidentiality obligations and has agreed to assign to us any inventions developed during the term of their employment.

Agreement with Ms. Rivers

We do not have an employment agreement with Ms. Rivers.

Agreement with Mr. Srinivasan

In June 2018, we entered into an employment agreement with Mr. Srinivasan. The employment agreement provided, among other things, an initial base salary of $200,000 annually and a bonus of up to $50,000 annually. This employment agreement terminated when Mr. Srinivasan resigned in April 2020.

Agreement with Mr. Powers

In February 2019, we entered into an employment agreement with Mr. Powers. The employment agreement provides for, among other things, an initial base salary of $200,000 annually and a bonus of up to 20% of base salary annually. The employment agreement also includes standard noncompetition, nonsolicitation and nondisclosure covenants. In the event Mr. Powers’ employment is terminated without cause (whether or not in connection with a change in control), Mr. Powers is entitled to a severance payment equal to six months of his base salary. In addition, upon a change in control, whether or not Mr. Powers employment is terminated, any outstanding option award shall vest in full.

Equity Compensation Plans

The Company implemented the Stock Option Plan following the closing of the Transaction. The Stock Option Plan is administered by the board of directors, or if appointed, by a special committee of directors appointed from time to time by the board of directors. The aggregate number of Subordinate Voting Shares which may be reserved for issue under the Stock Option Plan shall not exceed 10% of the issued and outstanding number of Subordinate Voting Shares on an “as converted” basis. The number of Subordinate Voting Shares subject to an option to a participant shall be determined by the board of directors, but no participant shall be granted an option which exceeds the maximum number of shares permitted by any stock exchange on which the Subordinate Voting Shares are then listed, or other regulatory body having jurisdiction. The exercise price of the

Subordinate Voting Shares covered by each option shall be determined by the board of directors, provided however, that the exercise price shall not be less than the price permitted by any stock exchange on which the Subordinate Voting Shares are then listed, or other regulatory body having jurisdiction. The maximum length any option shall be 10 years from the date the option is granted. The Stock Option Plan includes a provision that should an option expiration date fall within a blackout period or immediately following a blackout period, the expiration date will automatically be extended for 10 business days following the end of the blackout period. Under certain, limited circumstances, the board of directors has the absolute discretion to amend or terminate the Stock Option Plan.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Management—Director Compensation” and “Executive Compensation,” below we describe transactions since January 1, 2017 to which we have been or will be a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers, or beneficial holders of more than five percent of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Loans

In April 2016, we issued a $1,000,000 promissory note, or the 2016 Note, to George Hackney, a director and shareholder of the Company, to finance the acquisition of certain tradenames and the professional reputation necessary to obtain our initial medical cannabis licenses. The 2016 Note matures in April 2026 and bears interest at an annual rate of 8%. During 2017, $448,391 principal amount of the 2016 Note was converted into 328.90 shares, or 4,933,500 as if converted, of common stock of Trulieve US with a fair value of $1,217,030, which resulted in an additional loss on settlement of $768,639. The remaining balance of the 2016 Note plus accrued interest was repaid in April 2018.

In April 2016, we issued a $5,000,000 convertible note, or the CTC Note, to Coast to Coast Management LLC, or C2C, an entity controlled by Benjamin Atkins, a former director and shareholder of Trulieve. During the year ended December 31, 2017, C2C and we determined that $375,000 of the principal amount of the CTC Note was a license fee and such amount was recognized as revenue by us. The remaining principal amount of the CTC Note was converted into 1,250 shares, or 18,750,000 as if converted, of common stock of Trulieve US in November 2017.

During the years ended December 31, 2016, 2017, 2018 and 2019, we entered into various promissory notes and lines of credit with C2C and other entities controlled by Benjamin Atkins, a former director and shareholder of Trulieve, to finance the buildout of various dispensary locations. Each promissory note and line of credit bears 8% annual interest and, depending on the amount, matures between one to three years from initial issuance or drawdown. Pursuant to the terms of the promissory notes and lines of credit, we have paid aggregate principal of $221,633, $1,541,134, $1,520,079 and $906,600 and interest of $231,144, $717,924, $680,812 and $392,586 during the years ended December 31, 2017, December 31, 2018, December 31, 2019 and the nine month period ending September 30, 2020, respectively. The largest aggregate principal amount outstanding since January 1, 2017 for the promissory notes and lines of credit with C2C and all other entities controlled by Mr. Atkins, including Clearwater GPC (discussed below), is $12,569,363. As of September 30, 2020, the aggregate outstanding principal amount under the promissory notes with Mr. Atkins and the entities controlled by Mr. Atkins was $4,045,789, which consists of $4,000,000 of principal remaining under a promissory note issued to Mr. Atkins that matures on July 20, 2022 and $45,789 of principal remaining under a promissory note issued to Venice Property Group, LLC that matures on February 28, 2021. All lines of credit previously outstanding have been drawn and have either matured or been repaid, and no such lines of credit remain outstanding.

In September 2017, Trulieve US issued a $1,300,000 promissory note to a shareholder of the Company, or the Beshears Note. The Beshears Note bears interest at an annual rate of 12%. The Beshears Note, would have matured in January 2018, but was rolled into a subsequent financing and exchanged for the Clearwater GPC, Traunch Four and Rivers Notes (discussed below).

In November 2017, Trulieve US issued a $1,844,596 promissory note to Inkbridge, LLC, the Inkbridge Note, an entity controlled by Kim Rivers, our Chief Executive Officer. The Inkbridge Note bears interest at an annual rate of 12% and matures in November 2019. The Inkbridge Note was rolled into a subsequent financing and exchanged for the Clearwater GPC, Traunch Four and Rivers Notes (discussed below).

In April 2018, we borrowed an original principal amount of $6,000,000 from Clearwater GPC, an entity controlled by Mr. Atkins, evidenced by an unsecured promissory note. The maturity date of the note was April 2,

2020 with interest accruing at 12% per annum. We were required to make monthly interest payments to the lender and all outstanding principal and any unpaid accrued interest was due and payable in full on maturity. The note was paid in full in connection with the Transaction in September 2018. During the term of the note, we made interest payments in the aggregate amount of $357,616.

In May 2018, we borrowed an aggregate original principal amount of $12,000,000 evidenced by two unsecured promissory notes, which we refer to as the Traunch Four Note and the Rivers Note and collectively as the Notes. The Traunch Four Note has an original principal amount of $6,000,000 and was issued to Traunch Four, LLC, an entity whose direct and indirect owners include Kim Rivers, our Chief Executive Officer and Chair of the Board, as well as Thad Beshears, Richard May, George Hackney, all of whom are directors of Trulieve, and certain of Richard May’s family members. The Rivers Note has an original principal amount of $6,000,000 and was issued to Kim Rivers. Each Note originally matured on May 24, 2020 and accrues interest at a 12% per annum. Each Note was amended in December 2019 to extend its maturity date one year to May 24, 2021, and all other terms remain unchanged. As of September 30, 2020, an aggregate principal amount of $6,000,000 remained outstanding under the Traunch Four Note and an aggregate principal amount of $6,000,000 remained outstanding under the Rivers Note. We have made interest payments in the aggregate amount of $1,766,087 and $1,766,087 under the Traunch Four Note and the Rivers Note, respectively.

J.T. Burnette, the spouse of Kim Rivers, our Chief Executive Officer and Chair of the board of directors, is a 10% owner of Burnette Construction, or Supplier, that provides construction and related services to us. The Supplier is responsible for the construction of our cultivation and processing facilities, and provides labor, materials and equipment on a cost-plus basis. For the facility located in Holyoke, MA, the Company paid $2,645,283 as of December 31, 2019 and $26,407,793 as of September 30, 2020. For the facilities located in Florida, the Company paid $37,273,470 as of December 31, 2019 and $29,880,034 as of September 30, 2020. The use of the Supplier was reviewed and approved by the independent members of the board of directors, and all invoices are reviewed by our General Counsel.

Leases with Related Parties

We lease a cultivation facility in Quincy, Florida from One More Wish, LLC, which is an entity that is directly or indirectly owned by Kim Rivers, our Chief Executive Officer and Chair of the board of directors, George Hackney, a member of our board of directors, and Richard May, a member of our board of directors. Pursuant to the terms of the lease, we have paid aggregate rent of $3,870, $15,485 and $11,610 as of December 31, 2018, December 31, 2019 and September 30, 2020, respectively. The total aggregate amount of periodic payments and installments due on or after January 1, 2019 for this lease is $153,736.

We lease a corporate office facility in Tallahassee, Florida from One More Wish II, LLC, which is an entity that is directly or indirectly owned by Kim Rivers, our Chief Executive Officer and Chair of the board of directors, George Hackney, a member of our board of directors, and Richard May, a member of our board of directors. Pursuant to the terms of the lease, we have paid aggregate rent of $55,088, $165,297 and $125,651 as of December 31, 2018, December 31, 2019 and September 30, 2020, respectively. The total aggregate amount of periodic payments and installments due on or after January 1, 2019 for this lease is $1,646,354.

We lease retail, cultivation, office and training facilities from the following real estate holding companies that are managed and controlled by Mr. Atkins: 1730 Calumet RE Holding, LLC, Beach Office Holdings, LLC, Bradenton 14 RE Holding, LLC, Broward RE Holdings, LLC, Dania RE, LLC, Gainesville 6th Street RE, LLC, HWY 19 RE Group II, LLC, HWY 19 RE Group, LLC, Miami RE Holding Group of CLW, LLC, North Orange Blossom Orlando RE Holding, LLC, Oviedo Executive RE LLC, Palm Coast RE, LLC, PS Prop CO Holdings, RE Beach Jax, LLC, Real Estate Holding Group NPR, LLC, SP 4th RE Holding, LLC, Tall RE Development LLC, TPA Real Estate 8701 NDM, LLC, Venice Property Group, LLC and Vero FL Commerce RE, LLC. Pursuant to the terms of these leases, we have paid aggregate rent of $553,368, $1,980,092, $3,094,617 and $2,356,296 as of December 31, 2017, December 31, 2018, December 31, 2019 and September 30, 2020,

respectively. The total aggregate amount of periodic payments and installments due on or after January 1, 2019 for these leases is $21,798,127.

Executive Officer Compensation

See “Executive Compensation” for additional information regarding compensation of our NEOs.

Employment Agreements

We have entered into employment agreements with certain of our NEOs. For more information regarding these agreements, see “Executive Compensation—Employment Agreements, Severance and Change in Control Arrangements.”

Directors’ and Officers’ Liability Insurance

We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Review, Approval or Ratification of Transactions with Related Parties

Our board of directors has adopted written policies and procedures for the review and approval of any transaction, arrangement or relationship between us and a related party. Our board of directors expects to amend its existing written policies and procedures to provide for review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% shareholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our General Counsel. The amended policy will call for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our Nominating and Corporate Governance Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The amended policy will also permit the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the amended policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (i) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (ii) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (iii) the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our articles or bylaws.

The amended policy will provide that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee. Prior to the filing of this prospectus, our policy was drafted to comply with the requirements of Canadian law and the Canadian Securities Exchange.

PRINCIPAL STOCKHOLDERS

The following table provides information regarding the beneficial ownership of our Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares, as of November 30, 2020, by:

•	each person or entity, or group of affiliated persons or entities, known by us to beneficially own more than 5.0% of our Subordinate Voting Shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, any Super Voting Shares, Multiple Voting Shares and Subordinate Voting Shares that a person that are has the right to acquire within 60 days of November 30, 2020 through the exercise of stock options, warrants or other rights are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Each shareholder’s percentage ownership is based on 59,919,956 Subordinate Voting Shares, 14,715.42 Multiple Voting Shares and 581,825 Super Voting Shares that were issued and outstanding as of November 30, 2020. Except as otherwise indicated, the address of each of the persons in this table is c/o Trulieve Cannabis Corp., 6749 Ben Bostic Road, Quincy, FL 32351.

	Subordinate Voting Shares(1)		Multiple Voting Shares		Super Voting Shares		Total(2)		Voting(3)
Name, Position and Address of Beneficial Owner	Number Beneficially Owned	% of Subordinate Voting Shares Beneficially Owned	Number Beneficially Owned	% of Multiple Voting Shares Beneficially Owned	Number Beneficially Owned	% of Super Voting Shares Beneficially Owned	Number of Shares of Capital Stock Beneficially Owned	% of Total Capital Stock Beneficially Owned	% of Voting Capital Stock Beneficially Owned
Kim Rivers	2,924,456	4.66%	9,867	67.05%	159,867	27.48%	19,897,856	24.94%	19.87%
Mohan Srinivasan	17,848	*	—	—	—	—	17,848	*	*
Alex D’Amico	53,010	*	—	—	—	—	53,010	*	*
Jason Pernell(4)	790,785	1.30%	—	—	45,271	7.78%	5,317,885	8.15%	5.51%
Eric Powers	29,430	*	—	—	—	—	29,430	*	*
Timothy Morey	29,430	*	—	—	—	—	29,430	*	*
Kyle Landrum	29,430	*	86.68	*	—	—	38,098	*	*
Valda Coryat	29,430	*	—	—	—	—	29,430	*	*
Thad Beshears(5)	2,451,787	4.09%	—	—	120,000	20.62%	14,451,787	20.08%	14.88%
George Hackney, Sr.	318,342	*	—	—	—	—	318,342	*	*
Peter Healy	22,992	*	—	—	—	—	22,992	*	*
Richard May	484,768	*	—	—	—	—	484,768	*	*
Thomas Millner	24,146	*	—	—	—	—	24,146	*	*
Michael J. O’Donnell, Sr.(6)	1,681,243	2.77%	—	—	26,991	4.64%	4,380,343	6.91%	3.96%
Susan Thronson(7)	28,743	*	—	—	—	—	28,743	*	*
All directors and executive officers as a group	8,915,840	13.77%	9,953.68	67.64%	352,129	60.52%	45,124,108	44.70%	44.01%
Shade Leaf Holding, LLC(8)	—	—	—	—	98,152	16.87%	9,815,200	14.07%	11.04%
Telogia Pharm, LLC(9)	—	—	—	—	101,333	17.42%	10,133,300	14.47%	11.40%

*	Indicates percentage of less than 1.0%

(1)

Includes Subordinate Voting Shares subject to stock options that are or become exercisable within 60 days of November 30, 2020 and shares underlying warrants exercisable within 60 days of November 30, 2020 as follows:

	Stock Options	Warrants
Kim Rivers	64,377	2,811,159
Alex D’Amico	51,510	—
Jason Pernell	29,430	761,355
Eric Powers	29,430	—
Timothy Morey	29,430	—
Kyle Landrum	29,430	—
Valda Coryat	29,430	—
Thad Beshears	36,787	—
George Hackney, Sr.	36,787	—
Peter Healy	22,992	—
Richard May	36,787	—
Thomas Millner	24,146	—
Michael J. O’Donnell, Sr.	36,787	761,356
Susan Thronson	24,146	—

(2)

Total share values are on an as-converted basis. Super Voting Shares convert into Multiple Voting Shares on a one-for-one basis and Multiple Voting Shares covert into Subordinate Voting Shares on a one-for-one hundred basis.

(3)

The voting percentages differ from the beneficial ownership percentages because Trulieve’s securities have different voting rights. Holders of Super Voting Shares are be entitled to two votes in respect of each Subordinate Voting Share into which such Super Voting Share can be converted (200 votes per Super Voting Share). Holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share can be converted (100 votes per Multiple Voting Share).

(4)

Includes 23,635 Super Voting Shares held by the KFP Irrevocable Trust DTD 03/02/2020 and 22,636 Super Voting Shares held by JBP 2020 Irrevocable Trust DTD 01/06/2020 over which Mr. Pernell may be deemed to exercise voting and investment control. Mr. Pernell disclaims beneficial ownership of the shares of capital stock held by KFP Irrevocable Trust DTD 03/02/2020 and JBP 2020 Irrevocable Trust DTD 01/06/2020, except to the extent of his pecuniary interest therein.

(5)

Includes 75,000 Super Voting Shares held by The Beshears 2020 Trust DTD 07/07/2020 over which Mr. Beshears may be deemed to exercise voting and investment control. Mr. Beshears disclaims beneficial ownership of the shares of capital stock held by The Beshears 2020 Trust DTD 07/07/2020, except to the extent of his pecuniary interest therein.

(6)

Includes 761,356 Subordinate Voting Shares underlying outstanding warrants held by The Michael J. O’Donnell Revocable Trust Dated November 4, 1992, as amended and restated, and 863,100 Subordinate Voting Shares and 26,991 Super Voting Shares held by MOD Ventures LLC over which Mr. O’Donnell may be deemed to exercise voting and investment control. Mr. O’Donnell disclaims beneficial ownership of the shares of capital stock held by MOD Ventures LLC, except to the extent of his pecuniary interest therein.

(7)

Includes 4,597 Subordinate Voting Shares held by THRONSON FAMILY TRUST UA JUL 21, 2014 over which Ms. Thronson, as a trustee, may be deemed to exercise voting and investment control. Ms. Thronson disclaims beneficial ownership of the shares of capital stock held by THRONSON FAMILY TRUST UA JUL 21, 2014, except to the extent of her pecuniary interest therein.

(8)

William G Jones is the manager of Shade Leaf Holding LLC and he has voting and investment power over the shares of capital stock held by such entity. William G Jones disclaims beneficial ownership of the shares of capital stock held by Shade Leaf Holding LLC, except to the extent of his pecuniary interest therein. William G Jones is located in Tallahassee, Florida. Richard May, a director of the Company, has a pecuniary interest in the shares of capital stock held by Shade Leaf Holding LLC.

(9)

William G Jones is the manager of Telogia Pharm LLC and he has voting and investment power over the shares of capital stock held by such entity. William G Jones disclaims beneficial ownership of the shares of capital stock held by Telogia Pharm, LLC, except to the extent of his pecuniary interest therein. William G Jones is located in Tallahassee, Florida. George Hackney, Sr., a director of the Company, has a pecuniary interest in the shares of capital stock held by Telogia Pharm LLC.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Super Voting Shares. The outstanding capital stock as of September 30, 2020 consists of: (i) 58,134,478 Subordinate Voting Shares; (ii) 14,769.59 Multiple Voting Shares; and (iii) 581,825 Super Voting Shares. In addition, as of September 30, 2020, there were outstanding warrants to purchase an aggregate of 9,091,461 Subordinate Voting Shares and outstanding options to purchase an aggregate of 1,129,779 Subordinate Voting Shares. The following summary description of our capital shares is based on the provisions of our Articles. This information is qualified entirely by reference to the applicable provisions of our Articles. For information on how to obtain copies of our Notice of Articles and Articles, which are exhibits to the registration statement of which this prospectus is a part, see “Where You Can Find More Information.”

Subordinate Voting Shares

Voting Rights. Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of our shareholders, except a meeting of which only holders of another particular class or series of shares shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held.

Alteration to Rights of Subordinate Voting Shares. As long as any Subordinate Voting Shares remain outstanding, we may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any special right attached to the Subordinate Voting Shares. A special resolution means either (a) a resolution approved by two-thirds of the votes cast on the resolution at a properly called meeting of the shareholders, or (b) a resolution approved in writing by all of the shareholders holding shares that carry the right to vote on the matter at a shareholders meeting. Special rights and restrictions of the Subordinate Voting Shares consist of the following special rights and restrictions included in Article 27 of the Articles and summarized herein: (i) Voting, (ii) Alteration to Rights of Subordinate Voting Shares, (iii) Dividends, (iv) Liquidation, Dissolution or Winding-Up, (v) Rights to Subscribe; Pre-Emptive Rights and (vi) Subdivision or Consolidation.

Dividends. Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors, dividends in cash or our property. No dividend will be declared or paid on the Subordinate Voting Shares unless we simultaneously declare or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares.

Liquidation, Dissolution or Winding-Up. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Subordinate Voting Shares are, subject to the prior rights of the holders of any shares ranking in priority to the Subordinate Voting Shares, entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis), Subordinate Voting Shares and Super Voting Shares (on an as-converted to Subordinate Voting Share basis).

Rights to Subscribe; Pre-Emptive Rights. Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities now or in the future.

Subdivision or Consolidation. No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Super Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Super Voting Shares

Voting Rights. Holders of Super Voting Shares are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares shall have the right to vote. At each such meeting, holders of Super Voting Shares are entitled to two votes in respect of each Subordinate Voting Share into which such Super Voting Share could ultimately then be converted (200 votes per Super Voting Share based on the current Conversion Ratio).

Alteration to Rights of Super Voting Shares. As long as any Super Voting Shares remain outstanding, we may not, without the consent of the holders of the Super Voting Shares by separate special resolution, prejudice or interfere with any special right attached to the Super Voting Shares. Consent of the holders of a majority of the outstanding Super Voting Shares is required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Super Voting Shares. In connection with the exercise of the voting rights in respect of any proposed alteration of rights, each holder of Super Voting Shares has one vote in respect of each Super Voting Share held. A special resolution means either (a) a resolution approved by two-thirds of the votes cast on the resolution at a properly called meeting of the shareholders, or (b) a resolution approved in writing by all of the shareholders holding shares that carry the right to vote on the matter at a shareholders meeting. Special rights and restrictions of the Super Voting Shares consist of the following special rights and restrictions included in Article 28 of the Articles and summarized herein: (i) Voting, (ii) Alteration to Rights of Super Voting Shares, (iii) Dividends, (iv) Liquidation, Dissolution or Winding-Up, (v) Rights to Subscribe; Pre-Emptive Rights and (vi) Conversion.

Dividends. Holders of Super Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted to Subordinated Voting Share basis) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend is to be declared or paid on the Super Voting Shares unless we simultaneously declare or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Multiple Voting Shares.

Liquidation, Dissolution or Winding-Up. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, holders of Super Voting Shares are, subject to the prior rights of the holders of any shares ranking in priority to the Super Voting Shares, entitled to participate ratably along with all other holders of Super Voting Shares (on an as-converted to Subordinate Voting Share basis), Subordinate Voting Shares and Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis).

Rights to Subscribe; Pre-Emptive Rights. Holders of Super Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities now or in the future.

Conversion. Holders of Super Voting Shares Holders have the following conversion rights:

(i)

Right to Convert. Each Super Voting Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share at our offices or any transfer agent for such shares, into such number of fully paid and non-assessable Multiple Voting Shares as is determined by multiplying the number of Super Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Super Voting Share is surrendered for conversion. The initial “Conversion Ratio” for the Super Voting Shares is one Multiple Voting Share for each Super Voting Share, subject to adjustment as described below.

(ii)

Automatic Conversion. A Super Voting Share will automatically be converted (without further action by the holder thereof) into one Multiple Voting Share upon the transfer by the holder thereof to anyone other than another Founder, an immediate family member of a Founder or a transfer for purposes of estate or tax planning to a company or person that is wholly beneficially owned by a Founder or immediate family members of a Founder or which a Founder or immediate family members of a Founder are the sole beneficiaries thereof, which we refer to as a Transfer Conversion. In addition, each Super Voting Share held by a particular a Founder will automatically be converted without further action by the holder thereof into Multiple Voting Shares at the Conversion Ratio for each Super Voting Share held if at any time the aggregate number of issued and outstanding Super Voting Shares beneficially owned, directly or indirectly, by that Founder and that Founder’s predecessor or transferor, permitted transferees and permitted successors, divided by the number of Super Voting Shares beneficially owned, directly or indirectly, by that Founder (and the Founder’s predecessor or transferor, permitted transferees and permitted successors) as of the date of completion of the Business Combination is less than 50%, or the Threshold Conversion. Each Super Voting Share will also automatically be converted, without further action by the holder thereof, into Multiple Voting Shares at the Conversion Ratio for each Super Voting Share held on the date that is 30 months following the closing of the Transaction. Following the automatic conversion of the Super Voting Shares into Multiple Voting Shares, all shareholders will have one vote (i) per Subordinate Voting Share held or (ii) in respect of each Subordinate Voting Share into which a Multiple Voting Share is convertible.

(iii)

Anti-Dilution. The Super Voting Shares are subject to standard anti-dilution adjustments in the event the Company declares a distribution to holders of Multiple Voting Shares, effects a recapitalization of the Multiple Voting Shares, issues Multiple Voting Shares as a dividend or other distribution on outstanding Multiple Voting Shares, or subdivides or consolidates the outstanding Multiple Voting Shares. In the event such an anti-dilution adjustment occurs, it shall be effected by adjusting the Conversion Ratio applicable to the Super Voting Shares at such time. As a result, holders of Super Voting Shares shall be entitled to (i) a proportionate share of any distribution as though they were holders of the number of Multiple Voting Shares into which their Super Voting Shares are convertible as of the record date fixed for determination of the holders of Multiple Voting Shares entitled to receive such distribution and (ii) receive, upon conversion of Super Voting Shares, the number of Multiple Voting Shares or other securities or property of the Company or otherwise, to which a holder of Multiple Voting Shares deliverable upon conversion would have been entitled in connection with a recapitalization or stock split.

(iv)

No Fractional Shares and Certificate as to Adjustments. No fractional Multiple Voting Shares shall be issued upon the conversion of any share or shares of Super Voting Shares and the number of Multiple Voting Shares to be issued shall be rounded up to the nearest whole Multiple Voting Share.

Multiple Voting Shares

Voting Rights. Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of our shareholders, except a meeting of which only holders of another particular class or series of shares have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted (100 votes per Multiple Voting Share based on the current Conversion Ratio).

Alteration to Rights of Multiple Voting Shares. As long as any Multiple Voting Shares remain outstanding, we may not, without the consent of the holders of the Multiple Voting Shares and Super Voting Shares by separate special resolution, prejudice or interfere with any special right attached to the Multiple Voting Shares. In connection with the exercise of the voting rights relating to any proposed alteration of rights, each holder of Multiple Voting Shares has one vote in respect of each Multiple Voting Share held. A special resolution means either (a) a resolution approved by two-thirds of the votes cast on the resolution at a properly called meeting of the shareholders, or (b) a resolution approved in writing by all of the shareholders holding shares that carry the right to vote on the matter at a shareholders meeting. Special rights and restrictions of the Multiple Voting Shares consist of the following special rights and restrictions included in Article 29 of the Articles and summarized herein: (i) Voting, (ii) Alteration to Rights of Multiple Voting Shares, (iii) Dividends, (iv) Liquidation, Dissolution or Winding-Up, (v) Rights to Subscribe; Pre-Emptive Rights and (vi) Conversion.

Dividends. Holders of Multiple Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend may be declared or paid on the Multiple Voting Shares unless we simultaneously declare or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Super Voting Shares.

Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of Trulieve, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, holders of Multiple Voting Shares, subject to the prior rights of the holders of any shares ranking in priority to the Multiple Voting Shares, are entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis), Subordinate Voting Shares and Super Voting Shares (on an as-converted to Subordinate Voting Share basis).

Rights to Subscribe; Pre-Emptive Rights. Holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities now or in the future.

Conversion. Subject to the Conversion Restrictions described below, holders of Multiple Voting Shares Holders have the following conversion rights:

(i)

Right to Convert. Each Multiple Voting Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share in effect on the date the Multiple Voting Share is surrendered for conversion. The initial “Conversion Ratio” for Multiple Voting Shares is 100 Subordinate Voting Shares for each Multiple Voting Share, subject to adjustment as described below.

(ii)

Conversion Limitations. The Company is to use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Exchange Act. Accordingly, the Company shall not affect any conversion of Multiple Voting Shares, and holders of Multiple Voting Shares may not convert any portion of the Multiple Voting Shares to the extent that after giving effect to all permitted issuances after such conversions of Multiple Voting Shares, the aggregate number of Subordinate Voting Shares, Super Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents would exceed 40% (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares, Super Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions (the “FPI Protective Restriction”); provided the board of directors may, by resolution, increase the 40% Threshold to an amount not to exceed 50%. As of a date within 30 days of the filing of this registration statement and June 30, 2020, we ceased to qualify as a foreign private issuer. In addition, as of such dates, the aggregate number of Subordinate Voting Shares, Super Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents exceeded 50% of the aggregate number of Subordinate Voting Shares, Super Voting Shares and Multiple Voting Shares issued and outstanding. Because the 40% Threshold has been exceeded and the Company has ceased to qualify as a foreign private issuer, the Company’s board of directors has adopted a resolution permitting Multiple Voting Shares to convert into Subordinate Voting Shares at the election of each holder of Multiple Voting Shares.

(iii)	Mandatory Conversion. We may require each holder of Multiple Voting Shares (including any holder of Multiple Voting Shares issued upon conversion of the Super Voting Shares) to convert all, and not less than all, the Multiple Voting Shares at the applicable Conversion Ratio if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares):

(A)

the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the United States Securities Act of 1933, as amended;

(B)	the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and

(C)

the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange or by way of reverse takeover transaction on the Toronto Stock Exchange, the TSX Venture Exchange, the CSE or Aequitas NEO Exchange (or any other stock exchange recognized as such by the Ontario Securities Commission).

Following any mandatory conversion of the Multiple Voting Shares, there will be a substantial increase in the number of outstanding Subordinated Voting Shares, which will result in dilution to existing holders of our Subordinated Voting Shares.

(iv)

Anti-Dilution. The Multiple Voting Shares are subject to standard anti-dilution adjustments in the event the Company declares a distribution to holders of Subordinate Voting Shares, effects a recapitalization of the Subordinate Voting Shares, issues Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares, or subdivides or consolidates the outstanding Subordinate Voting Shares. In the event such an anti-dilution adjustment occurs, it shall be effected by adjusting the Conversion Ratio applicable to the Multiple Voting Shares at such time. As a result, holders of Multiple Voting Shares shall be entitled to (i) a proportionate share of any distribution as though they were holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for determination of the holders of Subordinate Voting Shares entitled to receive such distribution and (ii) receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Company or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled in connection with a recapitalization or stock split.

(v)

No Fractional Shares and Certificate as to Adjustments. No fractional Subordinate Voting Shares shall be issued upon the conversion of any share or shares of Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up to the nearest whole Subordinate Voting Share.

Note Warrants

We issued warrants to purchase an aggregate of 1,470,000 Subordinate Voting Shares, which we refer to as the June Warrants, on June 18, 2019 and warrants to purchase an aggregate of 1,560,000 Subordinate Voting Shares, which we refer to as the November Warrants and together with the June Warrants as the Note Warrants, on November 7, 2019. The November Warrants form of single class with, trade under the same CUSIP number as, and have the same terms as the June Warrants. The Note Warrants are governed by a warrant indenture dated June 18, 2019, as supplemented pursuant to a supplement dated November 7, 2019, and which we refer to, as so supplemented, as the Warrant Indenture,) between us and Odyssey Trust Company, or the Warrant Agent, as warrant agent thereunder. Each Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of C$17.25 per share at any time prior to 5:00 p.m. (Vancouver time) on June 18, 2022, subject to adjustment in certain events.

The Warrant Indenture provides that the share ratio and exercise price of the Note Warrants will be subject to adjustment in the event of a subdivision or consolidation of the Subordinate Voting Shares. The Warrant

Indenture also provides that if there is (a) a reclassification or change of the Subordinate Voting Shares, (b) any consolidation, amalgamation, arrangement or other business combination resulting in any reclassification, or change of the Subordinate Voting Shares into other shares, or (c) any sale, lease, exchange or transfer our assets as an entity or substantially as an entirety to another entity, then each Warrantholder which is thereafter exercised shall receive, in lieu of Subordinate Voting Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Note Warrants prior to the event. No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Note Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares issuable upon exercise by at least one one-hundredth of a Warrant Share, as the case may be.

No fractional Subordinate Voting Shares will be issuable upon the exercise of any Note Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Warrantholders do not have any voting or pre-emptive rights or any other rights which a holder of Subordinate Voting Shares would have.

The Warrant Indenture provides that, from time to time, we may amend or supplement the Warrant Indenture for certain purposes, without the consent of the Warrantholders, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the Warrantholder at which there are Warrantholders present in person or represented by proxy representing of at least 10% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum) and passed by the affirmative vote of the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Note Warrants.

Registration Rights

In connection with the closing of our acquisition of PurePenn on November 12, 2020, we entered into registration rights agreements with certain of our Selling Shareholders pursuant to which we agreed to register for resale the Subordinate Voting Shares issued to such Selling Shareholders at the closing of the acquisition. Similarly, in connection with our pending acquisitions of certain assets from Patient Centric of Martha’s Vineyard Ltd., or PCMV, and Nature’s Remedy of Massachusetts, Inc., or Nature’s Remedy, we agreed to register the Subordinate Voting Shares issuable to PCMV and Nature’s Remedy at the closing of the acquisitions. In each case, we will bear the expenses incurred in connection with the filing of any such registration statement other than, in the case of the Subordinate Voting Shares issued in connection with the PurePenn acquisition and if applicable, certain underwriting discounts or selling commissions attributable to the Subordinate Voting Shares being sold by the Selling Shareholders. All of the Subordinate Voting Shares covered under these agreements have been included in this registration statement.

Lock-up Agreements

In connection with the closing of our acquisitions of PurePenn and Solevo Wellness on November 12, 2020, we entered into lock-up agreements with the Selling Shareholders who participated in those transactions. Such lock-up agreements restrict the sale of the Subordinate Voting Shares that we issued in connection with the closing of such acquisitions by those parties for periods of six, twelve and eighteen months, in each case with respect to one third of the Subordinate Voting Shares issued to the Selling Shareholders.

Provisions of British Columbia Law Governing Business Combinations

All provinces of Canada have adopted National Instrument 62-104 entitled “Take-Over Bids and Issuer Bids” and related forms to harmonize and consolidate take-over bid and issuer bid regimes nationally, or NI

62-104. The Canadian Securities Administrators, or CSA, have also issued National Policy 62-203 entitled “Take-Over Bids and Issuer Bids,” or the National Policy, which contains regulatory guidance on the interpretation and application of NI 62-104 and on the conduct of parties involved in a bid. The National Policy and NI 62-104 are collectively referred to as the “Bid Regime.” The National Policy does not have the force of law, but is an indication by the CSA of what the intentions and desires of the regulators are in the areas covered by their policies. Unlike some regimes where the take-over bid rules are primarily policy-driven, in Canada the regulatory framework for take-over bids is primarily rules-based, which rules are supported by policy.

A “take-over bid” or “bid” is an offer to acquire outstanding voting or equity securities of a class made to any person who is in one of the provinces of Canada or to any securityholder of an offeree issuer whose last address as shown on the books of a target is in such province, where the securities subject to the offer to acquire, together with the securities “beneficially owned” by the offeror, or any other person acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire. For the purposes of the Bid Regime, a security is deemed to be “beneficially owned” by an offeror as of a specific date if the offeror is the beneficial owner of a security convertible into the security within 60 days following that date, or has a right or obligation permitting or requiring the offeror, whether or not on conditions, to acquire beneficial ownership of the security within 60 days by a single transaction or a series of linked transactions. Offerors are also subject to early warning requirements, where an offeror who acquires “beneficial ownership of”, or control or direction over, voting or equity securities of any class of a reporting issuer or securities convertible into, voting or equity securities of any class of a target that, together with the offeror’s securities, would constitute 10% or more of the outstanding securities of that class must promptly publicly issue and file a news release containing certain prescribed information, and, within two business days, file an early warning report containing substantially the same information as is contained in the news release.

In addition, where an offeror is required to file an early warning report or a further report as described and the offeror acquires or disposes of beneficial ownership of, or the power to exercise control or direction over, an additional 2% or more of the outstanding securities of the class, or disposes of beneficial ownership of outstanding securities of the class below 10%, the offeror must issue an additional press release and file a new early warning report. Any material change in a previously filed early warning report also triggers the issuance and filing of a new press release and early warning report. During the period commencing on the occurrence of an event in respect of which an early warning report is required and terminating on the expiry of one business day from the date that the early warning report is filed, the offeror may not acquire or offer to acquire beneficial ownership of any securities of the class in respect of which the early warning report was required to be filed or any securities convertible into securities of that class. This requirement does not apply to an offeror that has beneficial ownership of, or control or direction over, securities that comprise 20% of more of the outstanding securities of the class.

Related party transactions, issuer bids and insider bids are subject to additional regulation that may differ depending on the particular jurisdiction of Canada in which it occurs.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Super Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares or Multiple Voting Shares. In accordance with the rules applicable to most issuers with dual class share structures in Canada, in the event of a take-over bid, the holders of Subordinate Voting Shares or of Multiple Voting Shares will be entitled to participate on an equal footing with holders of Super Voting Shares. The Founders, as the owners of all the outstanding Super Voting Shares, have entered into a coattail agreement with us and a trustee, Odyssey Trust Company, which we refer to as the Coattail Agreement. The Coattail Agreement contains provisions customary for dual class, listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares or of Multiple Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Super Voting Shares had been Subordinate Voting Shares or Multiple Voting Shares. A summary of the material terms of the Coattail Agreement appears below.

The undertakings in the Coattail Agreement will not apply to prevent a sale by any holder of Super Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares and Multiple Voting Shares that:

(i)

offers a price per Subordinate Voting Share or Multiple Voting Share (on an as converted to Subordinate Voting Share basis) at least as high as the highest price per share paid pursuant to the take-over bid for the Super Voting Shares (on an as converted to Subordinate Voting Share basis);

(ii)

provides that the percentage of outstanding Subordinate Voting Shares or Multiple Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Super Voting Shares to be sold (exclusive of Super Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(iii)

has no condition attached other than the right not to take up and pay for Subordinate Voting Shares or Multiple Voting Shares tendered if no shares are purchased pursuant to the offer for Super Voting Shares; and

(iv)	is in all other material respects identical to the offer for Super Voting Shares.

In addition, the Coattail Agreement will not prevent the transfer of Super Voting Shares by a Founder to a Permitted Holder (as defined in the Articles). The conversion of Super Voting Shares into Multiple Voting Shares, whether or not such Multiple Voting Shares are subsequently sold or converted into Subordinate Voting Shares, would not constitute a disposition of Super Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Super Voting Shares (including a transfer to a pledgee as security) by a holder of Super Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Super Voting Shares are not automatically converted into Multiple Voting Shares in accordance with the Articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares or of the Multiple Voting Shares. The obligation of the trustee to take such action is conditional on us or holders of the Subordinate Voting Shares or of the Multiple Voting Shares, as the case may be, providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares or of Multiple Voting Shares, as the case may be, has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares or of Multiple Voting Shares, as the case may be, and reasonable funds and indemnity have been provided to the trustee. We have agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares or of Multiple Voting Shares, as the case may be, pursuant to the Coattail Agreement.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of any applicable securities regulatory authority in Canada and (b) the approval of at least 66-2/3% of the votes cast by holders of Subordinate Voting Shares and 66-2/3% of the votes cast by holders of Multiple Voting Shares excluding votes attached to Subordinate Voting Shares and to Multiple Voting Shares, if any, held by, directly or indirectly, the shareholders and their respective affiliates, and any persons who have an agreement to purchase Super Voting Shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares or of Multiple Voting Shares under applicable law.

The transfer agent and registrar of the Company’s Subordinate Voting Shares is Odyssey Trust Company located at 835 - 409 Granville Street Vancouver BC V6C 1T2, Canada. Odyssey Trust Company also acts as note trustee and warrant agent in respect of the 2024 Notes, as defined under the heading “Description of Certain Indebtedness,” and the Note Warrants, respectively.

Other Important Provisions in our Articles of Incorporation

The following is a summary of certain important provisions of our articles of incorporation. Please note that this is only a summary, is not intended to be exhaustive and is qualified in its entirety by reference to our articles of incorporation and bylaws. For further information, please refer to the full version of our articles of incorporation and bylaws which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Objects and Purposes of the Company

Our articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

General Borrowing Power

Pursuant to our articles, our board of directors may: (i) borrow money in the manner and amount, on the security, from the sources, and on the terms and conditions that our directors consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as our directors consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any other obligation by any other person; and (iv) mortgage, charge, whether by way of a specific or floating charge, rant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Advance Notice Provisions

Pursuant to section 26.1 of our articles 3 relating to the advance notice of nominations of directors, which we refer to as the Advance Notice Provisions, shareholders seeking to nominate candidates for election as directors other than pursuant to a proposal or requisition of shareholders made in accordance with the provisions of the Business Corporations Act (British Columbia), must provide timely written notice to our Corporate Secretary. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 35 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder must be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board of directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Advance Notice Provisions also prescribes the proper written form for a shareholder’s notice.

Share Rights

See the discussion in the section of this prospectus entitled “Description of Capital Stock” for a summary of our authorized capital and the rights attached to our super voting shares, multiple voting shares and subordinate voting shares.

Quorum

Under our articles, the quorum for the transaction of business at a meeting of our board of directors is a majority of the number of directors or the minimum number of directors required by our articles of incorporation or by a resolution of the shareholders. Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders entitled to vote at the meeting, who hold in the aggregate, at least 5% of our issued shares entitled to vote at such meeting.

Impediments to Change of Control

Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Ownership and Exchange Controls

Limitations on the ability to acquire and hold our shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in our company, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

DESCRIPTION OF CERTAIN INDEBTEDNESS

2024 Notes

We issued US$70,000,000 aggregate principal amount of senior secured notes, which we refer to as the June Notes, on June 18, 2019 and US$60,000,000 aggregate principal amount of senior secured notes, which we refer to as the November Notes, on November 7, 2019. The June Notes and the November Notes, which we refer to collectively as the 2024 Notes, form a single series, trade under the same CUSIP number and have the same terms as to status, redemption or otherwise. The 2024 Notes were issued pursuant to the terms and conditions of the note indenture, or the Note Indenture, dated June 18, 2019, between us and Odyssey Trust Company or the Trustee, as trustee thereunder. The 2024 Notes bear interest at the rate of 9.75% per annum, payable semi-annually, in equal instalments, in arrears on June 18 and December 18 of each year, commencing on December 18, 2019. The 2024 Notes are irrevocably and unconditionally guaranteed by Trulieve US and will mature on June 18, 2024. The 2024 Notes rank senior in right of payment to all of our existing and future Subordinated Indebtedness (as such term is defined in the Note Indenture). The 2024 Notes are subordinated in right of payment only to any Indebtedness that ranks senior to the 2024 Notes by operation of law. The 2024 Notes are secured by a general security interest in our assets (other than the shares of our unrestricted subsidiaries which currently consist of all subsidiaries other than Trulieve US) and a pledge of the shares of our restricted subsidiaries (which currently consists only of Trulieve US). The holders of the 2024 Notes also have a lien over the assets of the restricted subsidiaries (which currently consists only of Trulieve US) in certain instances that will rank pari passu with any future liens, other than certain permitted liens.

At any time and from time to time prior to June 18, 2021, we may redeem all or a part of the 2024 Notes, upon not less than 15 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2024 Notes redeemed, plus the Applicable Premium and accrued and unpaid interest, if any, as of the applicable date of redemption (subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date). The Applicable Premium means, with respect to any 2024 Note on any redemption date, the greater of: (a) 1.0% of the principal of the 2024 Note that is to be prepaid pursuant to an optional redemption; and (b) the excess of: (i) the discounted value at such redemption date of the remaining scheduled payments of the 2024 Note; over (ii) the principal of the 2024 Note that is to be prepaid pursuant to an optional redemption. At any time prior to June 18, 2021, we may, on one or more occasions, redeem up to 35% of the aggregate principal amount of the 2024 Notes upon not less than 15 nor more than 60 days’ notice, at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that: (i) 2024 Notes in an aggregate principal amount equal to at least 65% of the aggregate principal amount of the 2024 Notes issued under the Note Indenture remain outstanding immediately after the occurrence of such redemption (excluding 2024 Notes held by us or our affiliates, and (ii) the redemption occurs within 90 days of the date of the closing of such Equity Offering. An Equity Offering is defined to include (i) a public or private offer and sale of our capital stock (other than (a) capital stock made to any subsidiary, (b) disqualified stock or (c) equity securities issuable under any employee benefit plan) to any person (other than a subsidiary) or (ii) a contribution to our equity capital by any person (other than a subsidiary).

If a Change of Control occurs, we will be required to make an offer to each holder of the 2024 Notes to repurchase all or any part (equal to $1,000 and integral multiples of $1,000 in excess thereof) of that holder’s 2024 Notes pursuant to an offer, which we refer to as a Change of Control Offer. A Change of Control is defined to include the occurrence of one of the following events: (a) the sale, lease, exchange or other transfer of all or substantially all of our and our restricted subsidiaries’ assets, taken as a whole; (b) any person or group of persons, acting jointly or in concert, is or becomes the beneficial owner, directly or indirectly, of more than 50% of our voting stock; or (c) the adoption of a plan relating to our liquidation or dissolution. No later than 30 days following a Change of Control, we (or a third party in lieu of us) are required to mail to each 2024 Note holder the Change of Control Offer consisting of a notice describing the transaction or transactions that constitute the Change of Control, an offer to repurchase the 2024 Notes on the repurchase date specified in such notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed, and a description of the procedures that 2024 Note holders must follow in order to tender 2024 Notes (or portions thereof) for payment and to withdraw an election to tender 2024 Notes (or portion thereof) for payment. A Change of Control Offer by us, or by any third party making a Change of Control Offer in lieu of us, may be made in advance of a Change of Control, conditional upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer. In the Change of Control Offer, we will offer payment in cash equal to not less than 101% of the aggregate principal amount of 2024 Notes repurchased plus accrued and unpaid interest to the date of repurchase, which date will be no earlier than the date of such Change of Control. If holders of not less than 90% in aggregate principal amount of the outstanding 2024 Notes validly tender and do not withdraw such 2024 Notes in a Change of Control Offer and we, or any third party making a Change of Control Offer in lieu of us, purchases all of the 2024 Notes validly tendered and not withdrawn by such holders, we or such third party, as the case may be, will have the right, upon not less than 10 nor more than 60 days’ prior notice, to redeem or purchase, as applicable, all 2024 Notes that remain outstanding following such purchase at a redemption price or purchase price, as the case may be, in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, to the date of redemption.

CERTAIN CANADIAN FEDERAL INCOME TAX

CONSIDERATIONS FOR UNITED STATES RESIDENTS

The following is, at the date hereof, a summary of certain Canadian federal income tax considerations generally applicable to a holder of Subordinate Voting Shares and who, at all relevant times, (A) for the purposes of the Income Tax Act (Canada), or the Canadian Tax Act, (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with, and is not “affiliated” with, the Company, (iii) holds all Subordinate Voting Shares as capital property, (iv) does not use or hold any of the Subordinate Voting Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the Canadian Tax Act), or other holder of special status, and (B) for the purposes of the Canada-U.S. Tax Convention (1980), or the Tax Treaty, (i) is a resident of the United States, (ii) has never been a resident of Canada, (iii) does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and (iv) who otherwise qualifies for the full benefits of the Tax Treaty. Holders of Subordinate Voting Shares who meet all of the above criteria are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders.

This summary does not apply to a U.S. Holder: (i) that is a “financial institution” for purposes of the “mark-to-market” rules in the Canadian Tax Act; (ii) that is a “specified financial institution” (as defined in the Canadian Tax Act); (iii) that is a partnership; (iv) an interest in which would be a “tax shelter investment” (as defined in the Canadian Tax Act); (v) that has entered or will enter into, in respect of any of the Subordinate Voting Shares, a “synthetic disposition arrangement” or a “derivative forward agreement” (as those terms are defined in the Canadian Tax Act); or (vi) that will receive dividends on any Subordinate Voting Shares under or as part of a “dividend rental arrangement” (as defined in the Canadian Tax Act). Such U.S. Holders should consult with their own tax advisors to determine the particular Canadian federal income tax consequences to them of holding Subordinate Voting Shares.

This summary is based on the current provisions of the Canadian Tax Act in force as of the date hereof, the regulations thereunder in force at the date hereof, or the Regulations, the current provisions of the Tax Treaty, in force as of the date hereof, and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, which we refer to as the Proposed Amendments, and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Subordinate Voting Shares generally must be converted into Canadian dollars, including dividends, adjusted cost base and proceeds of disposition, using the single daily exchange rate as quoted by the Bank of Canada for the relevant day, or such other rate of exchange that is acceptable to the Canada Revenue Agency.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER, AND NO REPRESENTATION WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO ANY PARTICULAR U.S. HOLDER OR PROSPECTIVE U.S. HOLDER IS MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, ALL PROSPECTIVE HOLDERS (INCLUDING U.S. HOLDERS AS DEFINED ABOVE) SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on Subordinate Voting Shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Canadian Tax Act, the rate of withholding is 25% of the gross amount of the dividend. Under the Tax Treaty, the withholding tax rate on any such dividend beneficially owned by a U.S. Holder is generally reduced to 15% or, in the case of an eligible U.S. Holder that is a U.S. company that beneficially owns at least 10% of the voting stock of the Company, to 5% of the gross amount of such dividends.

Dispositions of Subordinate Voting Shares

A U.S. Holder who disposes, or is deemed to have disposed, of Subordinate Voting Shares will not be subject to income tax under the Canadian Tax Act in respect of any capital gain realized on such disposition or deemed disposition unless, at the time of such disposition or deemed disposition, the Subordinate Voting Shares are or are deemed to be “taxable Canadian property” (as defined in the Canadian Tax Act) to the U.S. Holder, and the gain is not exempt from tax pursuant to the terms of the Tax Treaty.

Provided that the Subordinate Voting Shares are listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the CSE) at the time of disposition, the Subordinate Voting Shares will generally not constitute taxable Canadian property of U.S. Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met: (a) one or any combination of (i) the U.S. Holder, (ii) persons with whom the U.S. Holder did not deal at arm’s length, or (iii) partnerships in which the U.S. Holder or such non-arm’s length persons held a membership interest (either directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) more than 50% of the fair market value of the Subordinate Voting Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law purposes, a right in, any such property, whether or not such property exists. The Subordinate Voting Shares may also be deemed to be taxable Canadian property to a U.S. Holder for purposes of the Canadian Tax Act in certain circumstances.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their purchase, ownership and disposition of Subordinate Voting Shares. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our Subordinate Voting Shares should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our Subordinate Voting Shares.

This discussion is based on current provisions of the IRC, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our Subordinate Voting Shares as a capital asset (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address, except to the limited extent discussed below, any aspects of U.S. federal estate or gift taxes, or state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities or currencies;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons subject to the U.S. federal alternative minimum tax or the 3.8% tax on net investment income;

•	owners that hold our Subordinate Voting Shares as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or other pass-through entities, or persons who hold our Subordinate Voting Shares through partnerships or other pass-through entities, for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our Subordinate Voting Shares should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our Subordinate Voting Shares through a partnership or other pass-through entity, as applicable.

We have not sought and will not seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to the statements made and the conclusions reached in the following discussion. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, or that any such challenge would not be sustained by a court.

NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SUBORDINATE VOTING SHARES IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder means a beneficial owner of our Subordinate Voting Shares that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. person. For purposes of this discussion, a U.S. person is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or any other entity or organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any political subdivision thereof, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect to be treated as a U.S. person.

Tax Classification of the Company as a U.S. Domestic Corporation

We are and expected to continue to be a Canadian corporation as of the date of this registration statement. We are treated as a Canadian resident company under the Canadian Income Tax Act, as amended, and are subject to Canadian income taxes.

We are also treated as a U.S. corporation subject to U.S. federal income tax pursuant to IRC Section 7874 and are also subject to U.S. federal income tax on our worldwide income. As a result, we are subject to taxation both in Canada and the United States. A number of material U.S. federal income tax consequences may result from our classification under IRC Section 7874, and this summary is not intended to describe all such U.S. federal income tax consequences. IRC Section 7874 and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from our treatment as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences that are not discussed in this summary. Each holder should seek tax advice, based on such shareholder’s particular circumstances, from an independent tax advisor.

Distributions on Our Subordinate Voting Shares

As described in the section entitled “Dividend Policy,” we have not made distributions on our Subordinate Voting Shares and do not plan to make any distributions for the foreseeable future. However, if we do make distributions of cash or property on our Subordinate Voting Shares, those payments generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the Subordinate Voting Shares. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Disposition of Our Subordinate Voting Shares.”

Subject to the discussion below on backup withholding and FATCA (defined below), dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of our Subordinate Voting Shares who claims the benefit of an applicable income tax treaty generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other appropriate version of IRS Form W-8 or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30.0% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI (or successor form). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. In addition, any U.S. effectively connected income received by a non-U.S. holder that is a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) may also, under certain circumstances, be subject to an additional U.S. federal branch profits tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. federal income tax return with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Subordinate Voting Shares

Subject to the discussion below on backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of our Subordinate Voting Shares unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a corporation (or an entity treated as a corporation for U.S. federal income tax purposes), it also may be subject to a U.S. federal branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected gain;

•

the non-U.S. holder is a nonresident alien individual for U.S. federal income tax purposes who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30.0% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a U.S. real property holding corporation for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50.0% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or were to become a U.S. real property holding corporation, gains realized by a non-U.S. holder on a disposition of our Subordinate Voting Shares will not be subject to U.S. federal income tax under this rule if our Subordinate Voting Shares is regularly traded on an established securities market and the non-U.S. holder holds no more than 5.0% of our outstanding Subordinate Voting Shares, directly or indirectly, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our Subordinate Voting Shares. No assurance can be provided that our Subordinate Voting Shares will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Property having a U.S. situs generally is includible in the gross estate of an individual non-U.S. holder for U.S. federal estate tax purposes. Because we are a U.S. corporation, our Subordinate Voting Shares will be U.S. situs property for U.S. federal estate tax purposes and, therefore, generally will be included in the gross estate of an individual who is a non-U.S. holder at the time of his or her death, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder payments of dividends on our Subordinate Voting Shares to such holder and the tax withheld, if any, with respect to such dividends, along with certain other information. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding with respect to dividends on our Subordinate Voting Shares. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “—Distributions on our Subordinate Voting Shares,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Subordinate Voting Shares by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or other agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act (FATCA)

IRC Sections 1471 through 1474 and related Treasury regulations and guidance, commonly referred to as FATCA, generally imposes a U.S. federal withholding tax at a rate of 30.0% on certain payments (including on dividends on our Subordinate Voting Shares) that are made to certain non-U.S. entities (including foreign financial institutions and non-financial foreign entities, both as specifically defined under FATCA), unless such non-U.S. entities establish that they are compliant with or exempt from FATCA. To comply with FATCA, a foreign financial institution generally is required to register with the IRS, collect and provide to tax authorities information regarding U.S. account holders of such institution (including certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), and provide withholding agents with a certification that it is compliant with FATCA. A non-financial foreign entity generally is required to provide withholding agents with either a certification that it does not have any substantial direct or indirect U.S. owners or information regarding substantial direct and indirect U.S. owners of the entity, or otherwise establishes an exemption from FATCA. An intergovernmental agreement between the United States and an applicable foreign country may, however, modify these requirements and these requirements are different from and in addition to the certification requirements described elsewhere in this discussion.

Subject to the recently proposed Treasury Regulations described in the following sentence, FATCA applies to dividends paid on our Subordinate Voting Shares and to gross proceeds from sales or other dispositions of our Subordinate Voting Shares. The U.S. Treasury Department recently proposed regulations which state that taxpayers may rely on the proposed regulations until final regulations are issued, and which eliminate FATCA federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Subordinate Voting Shares. Amounts withheld under FATCA with respect to income that is also subject to the general U.S. federal withholding tax, as discussed above in “—Distributions on Our Subordinate Voting Shares,” will be applied against and reduce the amount of such other withholding tax. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our Subordinate Voting Shares.

PLAN OF DISTRIBUTION

The Subordinate Voting Shares beneficially owned by the Selling Shareholders covered by this prospectus may be offered and sold from time to time by the Selling Shareholders. The term “Selling Shareholders” includes donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Shareholders may sell or dispose of their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

•

through trading plans entered into by a Selling Shareholder pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	to or through underwriters;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in short sales;

•	through the distribution of the securities by any Selling Shareholder to its partners, members or shareholders;

•	in options transactions; and

•	through a combination of any of the above methods of sale and, in addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The Selling Shareholders will pay all brokerage fees and commissions and similar expenses. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the Subordinate Voting Shares with the SEC.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Subordinate Voting Shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the Subordinate Voting Shares short and redeliver the shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Shareholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Shareholder or borrowed from any Selling Shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Shareholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the Selling Shareholders and any broker-dealers who execute sales for the Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

Certain of the Selling Shareholders including F. Ashley May, Thad Beshears, Frederick B. May Family Irrevocable Trust – 2018, John B. May Family Irrevocable Trust 2018, Elizabeth B. May, Elizabeth S. May, Frederick B. May, Peter T. Healy, John B. May Sr., Richard S. May, Susan E Thronson, Jason Pernell, Kim Rivers, Thomas Millner, Shade Leaf Holding, LLC have entered into share distribution agreements with us pursuant to which they have agreed to transfer any securities of the Company that they hold only: (i) pursuant to a block trade or secondary sale organized by the Company or as otherwise approved by us from time to time and (ii) pursuant to an automatic share distribution plan established in accordance with Canadian securities laws and regulations or pursuant to a Rule 10b5-1 plan established in accordance with applicable U.S. securities laws and regulations.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

The validity of the securities being offered hereby and certain legal matters in connection with this offering relating to Canadian law will be passed upon for us by DLA Piper LLP. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Foley Hoag LLP.

EXPERTS

The consolidated financial statements appearing in this prospectus and registration statement as of December 31, 2019 and 2018 and for each of the years in the two-year period ended December 31, 2019 have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Subordinate Voting Shares sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Subordinate Voting Shares, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The SEC maintains an internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s internet website. Information contained on or accessible through the SEC’s website is not a part of this prospectus, and the inclusion of the SEC’s website address in this prospectus is an inactive textual reference only.

Upon the date this registration statement is declared effective, we will become subject to the informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain a website at www.trulieve.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

TRULIEVE CANNABIS CORP.

TRULIEVE CANNABIS CORP.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (UNAUDITED)

	September 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and Cash Equivalents	$193,377,890	$91,812,821
Inventories	77,667,876	65,980,610
Prepaid Expenses and Other Current Assets	14,592,925	7,677,545

Total Current Assets	285,638,691	165,470,976

Property and Equipment, Net	232,200,808	144,747,619
Right of Use Asset—Operating, Net	29,329,190	22,045,401
Right of Use Asset—Finance, Net	38,436,831	19,088,219
Intangible Assets, Net	24,712,021	26,379,523
Goodwill	7,315,886	7,315,886
Other Assets	6,738,984	948,644

TOTAL ASSETS	$624,372,411	$385,996,268

LIABILITIES
Current Liabilities:
Accounts Payable and Accrued Liabilities	$32,777,732	$24,307,930
Income Tax Payable	10,237,976	8,326,756
Deferred Revenue	4,611,304	2,403,836
Notes Payable—Current Portion	2,000,000	2,000,000
Notes Payable—Related Party—Current Portion	12,045,229	923,728
Warrant Liability	22,673,899	9,891,666
Operating Lease Liability—Current Portion	3,067,171	2,541,297
Finance Lease Liability—Current Portion	3,756,422	2,271,666

Total Current Liabilities	91,169,733	52,666,879

Long-Term Liabilities:
Notes Payable	4,000,000	4,000,000
Notes Payable—Related Party	—	11,979,246
Operating Lease Liability	27,844,553	20,601,301
Finance Lease Liability	35,954,645	17,167,619
Other Long-Term Liabilities	120,349,908	118,256,414
Construction Finance Liability	52,155,667	22,955,955
Deferred Tax Liability	3,162,618	5,486,245

TOTAL LIABILITIES	334,637,124	253,113,659

SHAREHOLDERS’ EQUITY
Common Stock, no par value; unlimited shares authorized as of September 30, 2020 and December 31, 2019, 117,793,937 and 110,346,346 issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	—	—
Additional Paid-in-Capital	173,086,550	76,191,956
Accumulated Earnings	116,648,737	56,690,653

TOTAL SHAREHOLDERS’ EQUITY	289,735,287	132,882,609

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$624,372,411	$385,996,268

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

TRULIEVE CANNABIS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)

	Nine Months Ended September 30,
	2020	2019
Revenues, Net of Discounts	$353,095,708	$173,126,437
Cost of Goods Sold	86,556,609	46,020,989

Gross Profit	266,539,099	127,105,448

Expenses:
General and Administrative	22,696,163	8,779,163
Sales and Marketing	80,764,187	39,930,754
Depreciation and Amortization	8,611,925	3,682,580

Total Expenses	112,072,275	52,392,497

Income From Operations	154,466,824	74,712,951

Other Income (Expense):
Interest Expense, Net	(16,565,715)	(4,862,436)
Other Income (Expense), Net	(10,827,169)	5,101,500

Total Other Expense	(27,392,884)	239,064

Income Before Provision for Income Taxes	127,073,940	74,952,015

Provision For Income Taxes	67,115,856	34,101,740

Net Income and Comprehensive Income	$59,958,084	$40,850,275

Basic Net Income per Common Share	$0.54	$0.37

Diluted Net Income per Common Share	$0.52	$0.37

Weighted average number of common shares used in computing net income per common share:
Basic	111,824,816	110,159,627

Diluted	115,998,704	110,159,627

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

TRULIEVE CANNABIS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Total Common Shares	Additional Paid-in-Capital	Accumulated Earnings	Total
Balance, January 1, 2019	85,246,600	13,750,451	11,135,117	110,132,168	$75,217,825	$3,596,204	$78,814,029
Additional Contribution from the Issuance of Below
Market Interest Debt	—	—	—	—	10,092	—	10,092
Conversions of Multiple and Super Voting to Subordinate Shares	(17,433,300)	(7,039,742)	24,473,042	—	—	—	—
Shares issued for cash - Warrant Exercise	—	—	214,178	214,178	964,039	—	964,039
Net Income	—	—	—	—	—	40,850,275	40,850,275

Balance, September 30, 2019	67,813,300	6,710,709	35,822,337	110,346,346	76,191,956	44,446,479	$120,638,435

Conversions of Multiple and Voting to Subordinate Shares	—	(49,335)	49,335	—	—	—	—
Net Income	—	—	—	—	—	12,244,174	12,244,174

Balance, December 31, 2019	67,813,300	6,661,374	35,871,672	110,346,346	$76,191,956	$56,690,653	$132,882,609

Share-based compensation	—	—	—	—	2,207,742	—	2,207,742
Shares issued for cash - Warrant Exercise	—	—	2,723,411	2,723,411	11,458,782	—	11,458,782
Exercise of Stock Options	—	—	9,180	9,180			—
Issuance of Shares Private Placement, Net of Issuance Costs	—	—	4,715,000	4,715,000	83,228,070		83,228,070
Conversions of Super and Multiple to Subordinate Shares	(9,630,800)	(5,184,415)	14,815,215	—	—	—	—
Net Income	—	—	—	—	—	59,958,084	59,958,084

Balance, September 30, 2020	58,182,500	1,476,959	58,134,478	117,793,937	173,086,550	116,648,737	289,735,287

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

TRULIEVE CANNABIS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended September 30,
	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Net Income and Comprehensive Income	$59,958,084	$40,850,275
Adjustments to Reconcile Net Income and Comprehensive Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	8,611,925	3,682,580
Depreciation and Amortization Included in Cost of Goods Sold	7,423,878	4,187,917
Interest Expense	2,142,348	1,008,105
Loss from Sale of Property and Equipment	63,237	10,771
Amortization of operating lease right of use assets	2,382,561	2,035,886
Share-based compensation	2,207,742	—
Accretion of Construction Finance Liability	617,268	—
Loss on fair value of warrants	12,782,233	(4,904,651)
Deferred Tax expense	(2,323,627)	4,581,943
Changes in Operating Assets and Liabilities:
Inventories	(11,687,266)	(26,229,655)
Prepaid Expenses and Other Current Assets	(6,915,380)	(2,103,006)
Other Assets	(5,790,340)	28,911
Accounts Payable and Accrued Liabilities	1,302,948	3,523,919
Operating Lease Liabilities	(2,053,915)	(1,759,745)
Other Long-Term Liabilities	—	(722,733)
Income Tax Payable	1,911,220	(6,083,679)
Deferred Revenue	2,207,468	175,975

NET CASH PROVIDED BY OPERATING ACTIVITIES	72,840,384	18,282,813

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	(88,739,275)	(58,137,223)
Capitalized Interest	—	(24,521,081)
Acquisitions, Net of Cash Acquired	(2,089,897)	(352,995)
Proceeds from Sale of Property and Equipment	15,503	3,529,010

NET CASH USED IN INVESTING ACTIVITIES	(90,813,669)	(79,482,289)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from Debt Financings, Net of Discounts and Accrued Interest	—	65,492,998
Proceeds from Share Warrant Exercise	11,458,782	964,039
Proceeds from Construction Finance Liability	28,582,443	3,500,000
Payments on Notes Payable	—	(1,133,219)
Payments on Notes Payable—Related Party	(906,599)	—
Payments on Construction Finance Liability	—	(128,790)
Payments on Lease Obligations	(2,824,342)	(907,272)
Proceeds from Shares Issued Pursuant to Private Placement	83,228,070	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	119,538,354	67,787,756

NET INCREASE IN CASH AND CASH EQUIVALENTS	101,565,069	6,588,280
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	91,812,821	24,430,109

CASH AND CASH EQUIVALENTS, END OF PERIOD	$193,377,890	$31,018,389

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE PERIOD FOR
Interest	$12,797,704	$86,829

Income Taxes	$70,995,800	$29,700,000

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

TRULIEVE CANNABIS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)

	Nine Months Ended September 30,
	2020	2019
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES
Purchase of Property and Equipment Financed with Notes Payable—Related Party	$—	$257,337
Purchase of Property and Equipment Financed with Accounts Payable	$7,166,854	$2,965,215
Property and Equipment Acquired via Finance Leases	$23,096,125	$16,923,875
Debt Discount Related to Below Market Interest Debt	$—	$10,092

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Trulieve Cannabis Corp. (“Trulieve” or the “Company”) together with its subsidiaries was incorporated in British Columbia, Canada. Trulieve (through its wholly-owned licensed subsidiary, Trulieve, Inc.) is a vertically integrated cannabis company which currently operates under licenses in four states Florida, Massachusetts, California, and Connecticut to cultivate, produce, and sell medicinal-use cannabis products within such state. All revenues are generated in the United States, and all long-lived assets are located in the United States.

In July 2018, Trulieve, Inc. entered into a non-binding letter agreement (“Letter Agreement”) with Schyan Exploration Inc. (“Schyan”) whereby Trulieve, Inc. and Schyan have agreed to merge their respective businesses resulting in a reverse takeover of Schyan by Trulieve, Inc. and change the business of Schyan from a mining issuer to a marijuana issuer (the “Transaction”). The Transaction was completed in August 2018 and Schyan changed its name to Trulieve Cannabis Corp.

The Company’s head office and principal address is located at 6749 Ben Bostic Road, Quincy, Florida 32351. The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

The Company listed on the Canadian Securities Exchange (the “CSE”) and began trading on September 24, 2018 under the ticker symbol “TRUL”.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying unaudited condensed consolidated interim financial statements include the accounts of Trulieve Cannabis Corp. and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and, accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted in accordance with SEC rules and regulations. The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes as of and for the years ended December 31, 2019 and 2018 (“2019 audited consolidated financial statements”). In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results of interim periods should not be considered indicative of the results for the full year. These unaudited interim condensed consolidated financial statements include estimates and assumptions of management that affect the amounts reported in the unaudited condensed consolidated financial statements. Actual results could differ from these estimates.

The functional currency of the Company and its subsidiaries, as determined by management, is the United States (“U.S.”) dollar. These condensed consolidated interim financial statements (unaudited) are presented in U.S. dollars.

There have been no changes to the Company’s significant accounting policies as described in Note 3 of the Company’s 2019 audited consolidated financial statements.

(b)	Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires the measurement of current expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Adoption of ASU 2016-13 will require financial institutions and other organizations to use forward-looking information to better formulate their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available for sale debt securities and purchased financial assets with credit deterioration. This update was effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted the ASU effective January 1, 2020. The adoption of ASU 2016-13 did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820)”. ASU 2018-13 adds, modifies, and removes certain fair value measurement disclosure requirements. ASU 2018-13 was effective for annual and interim periods beginning after December 15, 2019. The Company adopted the ASU effective January 1, 2020. The adoption of ASU 2018-13 did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

(c) Recently Issued Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)”. ASU 2020-01 is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323, and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company does not expect there to be a material effect on the Company’s present or future financial statements as a result of adopting this ASU.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, to improve financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity.

The amendments in this Update are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluating the effect of adopting this ASU on the Company’s financial statements.

3.	INVENTORIES

Inventories were comprised of the following items:

	September 30, 2020	December 31, 2019
Raw Material
Cannabis plants	$7,011,167	$10,835,213
Harvested Cannabis and Packaging	7,192,588	8,132,078

Total Raw Material	14,203,755	18,967,291
Work in Process	52,124,502	34,212,098
Finished Goods-Unmedicated	3,547,339	5,263,006
Finished Goods-Medicated	7,792,280	7,538,215

Total Inventories	$77,667,876	$65,980,610

4.	PROPERTY AND EQUIPMENT

At September 30, 2020 and December 31, 2019, Property and Equipment consisted of the following:

	September 30, 2020	December 31, 2019
Land	4,479,440	4,479,440
Buildings & Improvements	100,115,736	89,542,405
Construction in Progress	98,170,646	24,731,976
Furniture & Equipment	52,732,131	38,658,852
Vehicles	351,325	288,169

Total	255,849,278	157,700,842
Less: accumulated depreciation	(23,648,470)	(12,953,223)

Total property and equipment, net	$232,200,808	$144,747,619

For the nine months ended September 30, 2020 and 2019, we capitalized interest of $2,089,897 and $352,995, respectively.

For the nine months ended September 30, 2020 and 2019, there was depreciation expense of $10,680,462 and $5,534,088, respectively.

5.	LEASES

On January 1, 2019, the Company adopted ASC 842, Leases (“Topic 842”) using the modified retrospective transition method. Topic 842 requires the recognition of lease assets and liabilities for operating and finance leases. Beginning on January 1, 2019, the Company’s consolidated financial statements are presented in accordance with the revised policies.

For additional information regarding the adoption of Topic 842 see “Note 11—Leases” of the Company’s 2019 audited consolidated financial statements.

Information related to operating and finance leases as of September 30, 2020 is as follows:

	Finance Lease	Operating Lease
Weighted average discount rate	8.34%	8.63%
Weighted average remaining lease term (in years)	8.8	7.86

The maturity of the contractual undiscounted lease liabilities as of September 30, 2020 is as follows:

Quarter Ending September 30,
	Finance Lease	Operating Lease
Remainder of 2020	$6,851,535	$5,570,808
2021	6,590,975	5,503,488
2022	6,184,304	5,454,306
2023	5,789,520	5,157,891
2024	5,574,921	5,034,740
Thereafter	26,223,670	16,255,630

Total undiscounted lease liabilities	57,214,925	42,976,863
Interest on lease liabilities	(17,503,858)	(12,065,139)

Total present value of minimum lease payments	39,711,067	30,911,724
Lease liability—current portion	3,756,422	3,067,171

Lease liability	$35,954,645	$27,844,553

The following table provides the components of lease cost recognized in the consolidated statements of operations and comprehensive income for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,
Lease Cost	2020	2019
Operating lease cost	4,087,497	4,193,100
Finance lease cost:
Amortization of lease assets	3,687,839	1,174,788
Interest on lease liabilities	1,800,885	593,773

Finance lease cost	5,488,724	1,768,561
Variable lease cost	310,442	130,420

Total lease cost	$9,886,663	$6,092,081

6.	CONSTRUCTION FINANCE LIABILITY

In July 2019, the Company sold property it had recently acquired in Massachusetts for $3.5 million, which was the cost to the Company. In connection with the sale of this location, the Company agreed to lease the location back for cultivation. This transaction was determined to be a finance lease, and therefore did not meet the definition of a sale because control was never transferred to the buyer-lessor. The transaction was treated as a failed sale-leaseback financing arrangement.

Included in the agreement, the Company is expected to complete tenant improvements related to the property, for which the landlord has agreed to provide a tenant improvement allowance (“TI Allowance”) for $40 million. As of September 30, 2020 and December 31, 2019, $29,951,788 and $2,517,042, respectively, of the TI Allowance has been provided. The initial term of the agreement is ten years, with two options to extend the term for five years each. The initial payments are equal to 11% of the sum of the purchase price for the property and will increase when a draw is made on the TI Allowance. In addition, a 3% increase in payments will be applied annually after the first year. As of September 30, 2020 and December 31, 2019, the total finance liability associated with this transaction is $35,045,135 and $6,065,630, respectively.

Under the failed-sale-leaseback accounting model, the Company is deemed under GAAP to still own this real estate and will reflect the properties on the condensed consolidated interim balance sheet and depreciate over the assets’ remaining useful life.

The Company is making interest only payments on the financing arrangements through September 30, 2025 with the entire balance of $52,155,667 due thereafter.

7.	DEBT

On June 18, 2019, the Company completed a private placement financing comprising 5-year senior secured promissory notes (the “June Notes”) with a face value of $70,000,000. The June Notes accrue interest at an annual rate of 9.75%, payable semi-annually, in equal installments, in arrears on June 18 and December 18 of each year, commencing on December 18, 2019. The purchasers of the June Notes also received warrants to purchase 1,470,000 Subordinate Voting Shares at an exercise price of C$17.25 (the “June Warrants”), which can be exercised for three years after the closing.

The June Notes will accrete from their carrying value on June 18, 2019 of $60,987,544 to $70,000,000 at maturity in 5 years using an effective interest rate of 13.32%. For the nine months ended September 30, 2020 and 2019 the Company recognized accretion expense of $1,083,272 and $602,892 respectively.

The June Warrants were re-valued at $11,000,208 at September 30, 2020 using the Black Scholes option pricing model and the following assumptions: Share price: C$24.80; Exercise Price: C$17.25; Expected Life: 1.72 years; Annualized Volatility: 49.95%; Dividend yield: 0%; Discount Rate: .13%; C$ Exchange Rate: 1.33. For the nine months ended September 30, 2020 the company recognized a loss of $6,201,281 and has been recognized and is included in Other Income (Expense), Net.

On November 7, 2019, the Company completed a prospectus offering of 60,000 units of the Company (the “November Units”), comprised of an aggregate principal amount of $60,000,000 of 9.75% senior secured notes of the Company maturing in 2024 (the “November Notes”) and an aggregate amount of 1,560,000 subordinate voting share warrants of the Company (each individual warrant being a “November Warrant”) at a price of $980 per Unit for a gross proceeds of $61,059,000. Each Unit was comprised of one Note issued in denominations of $1,000 and 26 Warrants.

The November Notes will accrete from their carrying value on November 7, 2019 of $54,722,688 to $60,000,000 at maturity in 4.6 years using an effective interest rate of 13.43%. For the nine months ended September 30, 2020 the Company recorded accretion expense of and $1,007,671 respectively.

The November Warrants were re-valued at $11,673,691 at September 30, 2020 using the Black Scholes option pricing model and the following assumptions: Share price: C$24.80; Exercise Price: C$17.25; Expected Life: 1.72 years; Annualized Volatility: 49.95%; Dividend yield: 0%; Discount Rate: .13%; C$ Exchange Rate: 1.33. For the nine months ended September 30, 2020 the company recognized a loss of $6,580,951 which has been recognized and included in Other Income (Expense), Net.

The $130,000,000 principal amount of the June and November Notes are due in June 2024.

8.	SHARE-BASED COMPENSATION

The Company has a Stock Option Plan (the “Plan”) as administered by the board of directors of the Company. The aggregate number of Subordinate Voting Shares which may be reserved for issue under the Plan shall not exceed 10% of the issued and outstanding number of Subordinate Voting Shares.

In determining the amount of share-based compensation related to options issued during the nine months ended September 30, 2020, the Company used the Black-Scholes pricing model to establish the fair value of the options granted with the following assumptions:

Nine Months Ended September 30, 2020
Fair Value at Grant Date	$3.11 - $3.26
Stock Price at Grant Date	$11.52 - $12.50
Exercise Price at Grant Date	$11.52 - $12.50
Expected Life in Years	1.58 - 2.00
Expected Volatility	49.10% - 50.15%
Expected Annual Rate of Dividends	0%
Risk Free Annual Interest Rate	1.40% - 1.58%

The expected volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the United States two-year bond yield rate at the time of grant of the award. Expected annual rate of dividends is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

On January 3, 2020, under the Plan, the Board awarded options to purchase shares to directors, officers, and key employees of the Company. In accordance with the Plan’s policy, the vesting period for employees is 15% as of the date of issuance, 25% vest on December 31, 2020, and 60% vest on December 31, 2021. For the board of directors of the Company founder members there is 100% vesting on the date of issuance. For the board of directors of the Company non-founder members 50% of the options vest on December 31, 2020, and 50% vest on December 31, 2021.

For the nine months ended September 30, 2020, the Company recorded share-based compensation in the amount of $2,207,742. This is recognized as $194,566 Cost of Goods Sold, Net, $1,624,043 General and Administrative, and $389,134 Sales and Marketing in the unaudited condensed consolidated interim statements of operations and comprehensive income.

The number and weighted-average exercise prices of options at September 30, 2020 were as follows:

	Number of options	Weighted average exercise price
Outstanding at January 1, 2020	—	$—
Granted	1,252,403	11.70
Forfeited	(122,624)	11.52

Outstanding, September 30, 2020	1,129,779	11.71

Exercisable, September 30, 2020	282,371	$11.59

9.	EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share for the nine months ended September 30, 2020 and 2019:

	2020	2019
Net Income and Comprehensive Income	$59,958,084	$40,850,275
Weighted average number of common shares outstanding	111,824,816	110,159,627
Dilutive effect of warrants outstanding	4,173,888	—

Diluted weighted average number of common shares outstanding	115,998,704	110,159,627

Basic earnings per share	$0.54	$0.37
Diluted earnings per share	$0.52	$0.37

For the nine months ended September 30, 2020, 117,748 warrants are antidilutive and therefore not included in the diluted calculation.

10.	PROSPECTUS OFFERING

On September 21, 2020, the Company concluded the offer and sale of 4,715,000 Subordinate Voting Shares pursuant to an agreement with Canaccord Genuity Corp. (the “Underwriter”) at a price of $18.56 per share. After paying the Underwriter a commission of approximately $4.1 million, the Company received aggregate consideration of approximately $83.2 million. Net proceeds from the offering are expected to be used primarily to fund Trulieve’s business development and for general working capital purposes. The Company has made the required filings to list the offered securities on the Canadian Securities Exchange. The issuance cost of the prospectus offering was $147,278 for the nine months ended September 30, 2020.

11.	INCOME TAXES

The following table summarizes the Company’s income tax expense and effective tax rates for the nine months ended:

	September 30, 2020	September 30, 2019
Income Before Provision for Income Taxes	$127,073,940	$74,952,015
Provision For Income Taxes	$67,115,856	$34,101,740
Effective Tax Rate	52.82%	45.50%

The effective tax rates for the nine months ended September 30, 2020 and September 30, 2019 were based on the Company’s forecasted annualized effective tax rates and were adjusted for discrete items that occurred within the periods presented.

Due to its cannabis operations, the Company is subject to the limitations of the U.S. Internal Revenue Code of 1986, as amended (“IRC”) Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

The impact of an uncertain income tax position taken in our income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained.

Uncertain tax positions of $3,914,577 are recorded as other long-term liabilities in the consolidated balance sheet as of September 30, 2020 and December 31, 2019. No material interest and penalties were accrued based on the amount of estimated tax payments made through September 30 2020 and 2019.

12	RELATED PARTIES

The Company had raised funds by issuing notes to various related parties including directors, officers, and shareholders and the notes payable balances as of September 30, 2020 and December 31, 2019 were $12,045,789 and $12,952,389, respectively. The amounts are included in current and non-current Notes Payable – Related Party in the unaudited condensed consolidated interim balance sheets.

J.T. Burnette, the spouse of Kim Rivers, the Chief Executive Officer and Chair of the board of directors of the Company, is a minority owner of a company (the “Supplier”) that provides construction and related services to the Company. The Supplier is responsible for the construction of the Company’s cultivation and processing facilities, and provides labor, materials and equipment on a cost-plus basis. For the nine months ended September 30, 2020 and the year ended December 31, 2019, property and equipment purchases from Supplier consisting of construction related services, totaled $64,971,483 and $46,381,877, respectively. As of September 30, 2020 and December 31, 2019, respectively, $8,683,655 and $6,463,125 was included in Accounts Payable in the unaudited condensed consolidated interim balance sheets. The use of the Supplier was reviewed and approved by the independent members of the Company’s board of directors, and all invoices are reviewed by the office of the Company’s General Counsel.

The Company has many leases from various real estate holding companies that are managed by various related parties including Benjamin Atkins, a former director and current shareholder of the Company, and the Supplier. As of September 30, 2020 and December 31, 2019, and under ASC 842, the Company had $16,083,048 and $18,850,685 of right-of-use assets in Property and Equipment, Net, respectively, and $16,805,657 and $19,296,170 of Lease Liability, respectively. As of September 30, 2020 and December 31, 2019, $1,818,202 and $1,823,052 is included in Lease Liability—Current in the unaudited condensed consolidated interim balance sheets.

13.	CONTINGENCIES

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Except as disclosed below, at September 30, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated statements of operations and comprehensive income. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

As disclosed in the annual audited financial statements for the year ended December 31, 2019, a securities class-action complaint, In re Trulieve Cannabis Corp. Securities Litigation, No. 1:19-cv-07289, was filed against the Company and is still ongoing. The Company filed a motion to dismiss the case on September 11, 2020. The Company believes that the suit is immaterial and that the claims are without merit and intends to vigorously defend against them.

14.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

(a) Financial Instruments

The Company’s financial instruments carried at fair value consist of money market funds and warrant liability. The Company’s financial instruments where carrying value approximates the fair value as of September 30, 2020 and December 31, 2019 include cash, accounts payable and accrued liabilities, notes payable, notes payable related party, operating lease liability, finance lease liability, other long-term liabilities and construction finance liability.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. There have been no transfers between hierarchy levels in the amounts presented in the unaudited consolidated balance sheets as of September 30, 2020 and December 31, 2019.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

(c) Credit Risk

The Company does not believe there is a credit risk, revenue is generated through cash transactions. The Company’s revenue is generated from on demand sales and does not enter into wholesale agreements, therefore the Company does not have trade accounts receivable and the Company does not believe there is credit risk.

(d) Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rates have a direct impact on the valuation of the Company’s debt warrants whose value is calculated by using the Black Scholes method for fair value calculation, for which interest rates are a key assumption used in the Black Scholes valuation model.

(ii) Concentration Risk

The Company operates substantially in Florida. Should economic conditions deteriorate within that region, its results of operations and financial position would be negatively impacted.

(iii) Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company has exposure to the U.S. dollar and Canadian dollar from warrant derivatives. The Company is mainly exposed to a 10% change in the U.S. dollar against the Canadian dollar which would result in an immaterial impact to net income.

(e) COVID-19 Pandemic

The Company’s business could be materially and adversely affected by the outbreak of a widespread epidemic or pandemic or other public health crisis, including arising from the novel strain of the coronavirus known as COVID-19. This has resulted in significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on our future financial results. Possible future impacts resulting from local or statewide ordinances to help curb the spread of COVID-19 could include limitations on the number of customers in retail stores due to social distancing requirements or forced store closures which forces sales through delivery services.

(f) Banking Risks

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company and its wholly and partially owned subsidiaries, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation (the “FDIC”) limits, which results in the cash in excess of the FDIC limits being at risk if the financial institutions with which it does business fail.

15.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 11, 2020, which is the date these unaudited condensed consolidated interim financial statements were approved by the board of directors of the Company.

On December 1, 2020, Life Essence, Inc. a subsidiary of the Company (“Life Essence”) entered into an asset purchase agreement pursuant to which Life Essence has agreed to acquire certain assets of Nature’s Remedy of Massachusetts, Inc. for an aggregate purchase price of $13.5 million, with $0.5 million paid in cash at signing and $6.5 million payable in cash at closing and $6.5 million payable in the Company’s Subordinate Voting Shares at closing. The closing of the asset acquisition is subject to customary closing conditions including necessary regulatory approvals.

On October 1, 2020, Life Essence, entered into an asset purchase agreement pursuant to which Life Essence has agreed to acquire certain assets of Patient Centric of Martha’s Vineyard Ltd. for an aggregate purchase price of $4.7 million payable in the Company’s Subordinate Voting Shares at closing. The closing of the asset acquisition is subject to customary closing conditions including necessary regulatory approvals.

On September 16, 2020, the Company entered into definitive agreements pursuant to which Trulieve has agreed to acquire cultivator and producer PurePenn LLC and Pioneer Leasing & Consulting LLC (collectively “PurePenn”) as well as dispensary operator Keystone Relief Centers LLC, doing business as Solevo Wellness (“Solevo”). Trulieve has agreed to acquire PurePenn for an upfront payment of $46 million, comprised of

$27 million in Trulieve subordinate voting shares (“Trulieve Shares”) and $19 million in cash, plus a potential earn-out payment of up to 2,405,488 Trulieve Shares based on the achievement of certain agreed EBITDA milestones. Trulieve has agreed to acquire Solevo for an upfront purchase price of $20 million, comprised of $10 million in cash and $10 million in Trulieve Shares, plus a potential earn-out payment of up to 721,647 Trulieve Shares based on the achievement of certain agreed EBITDA milestones. The transactions closed on November 12, 2020. Each acquisition was an arm’s length transaction and neither involved a finder’s fee. The acquisitions resulted in a change of control for both PurePenn and Solevo.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Trulieve Cannabis Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Trulieve Cannabis Corp. (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Restated Comparative Information

As discussed in Note 2 to the consolidated financial statements, certain comparative information presented for the year ended December 31, 2018 has been restated to correct a misstatement.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2016-02, Leases (ASC 842).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2018.

Ottawa, Canada

October 22, 2020, except as to note 21, which is as of December 11, 2020

TRULIEVE CANNABIS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
		(As Restated)
ASSETS
Current Assets:
Cash and Cash Equivalents	$91,812,821	$24,430,109
Inventories	65,980,610	19,232,761
Prepaid Expenses and Other Current Assets	7,677,545	2,453,240

Total Current Assets	165,470,976	46,116,110

Property and Equipment, Net	144,747,619	70,870,135
Right of Use Asset—Operating, Net	22,045,401	—
Right of Use Asset—Finance, Net	19,088,219	—
Intangible Assets, Net	26,379,523	12,476,787
Goodwill	7,315,886	—
Other Assets	948,644	1,095,886

TOTAL ASSETS	$385,996,268	$130,558,918

LIABILITIES
Current Liabilities:
Accounts Payable and Accrued Liabilities	$24,307,930	$10,463,108
Income Tax Payable	8,326,756	15,061,446
Deferred Revenue	2,403,836	1,427,201
Notes Payable—Current Portion	2,000,000	6,000,000
Notes Payable—Related Party—Current Portion	923,728	1,426,791
Warrant Liability	9,891,666	—
Operating Lease Liability—Current Portion	2,541,297	—
Finance Lease Liability—Current Portion	2,271,666	335,881

Total Current Liabilities	52,666,879	34,714,427

Long-Term Liabilities:
Notes Payable	4,000,000	—
Notes Payable—Related Party	11,979,246	12,647,124
Operating Lease Liability	20,601,301	—
Finance Lease Liability	17,167,619	616,165
Other Long-Term Liabilities	118,256,414	722,733
Construction Finance Liability	22,955,955	—
Deferred Tax Liability	5,486,245	3,044,440

TOTAL LIABILITIES	253,113,659	51,744,889

SHAREHOLDERS’ EQUITY
Common Stock, no par value; unlimited shares authorized as of December 31, 2019 and 2018, 110,346,346 and 110,132,168 issued and outstanding as of December 31, 2019 and 2018, respectively	—	—
Additional Paid-in-Capital	76,191,956	75,217,825
Accumulated Earnings	56,690,653	3,596,204

TOTAL SHAREHOLDERS’ EQUITY	132,882,609	78,814,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$385,996,268	$130,558,918

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2019	2018
		(As Restated)
Revenues, Net of Discounts	$252,818,589	$102,816,632
Cost of Goods Sold	60,981,777	22,385,356

Gross Profit	191,836,812	80,431,276

Expenses:
General and Administrative	14,070,939	19,155,759
Sales and Marketing	59,348,993	25,050,227
Depreciation and Amortization	5,078,996	1,137,675

Total Expenses	78,498,928	45,343,661

Income From Operations	113,337,884	35,087,615

Other Income (Expense):
Interest Expense, Net	(9,050,467)	(2,103,407)
Other (Expense) Income, Net	(607,216)	59,514

Total Other Expense	(9,657,683)	(2,043,893)

Income Before Provision for Income Taxes	103,680,201	33,043,722

Provision for Income Taxes	50,585,752	22,151,218

Net Income and Comprehensive Income	$53,094,449	$10,892,504

Basic Net Income per Common Share	$0.48	$0.11

Diluted Net Income per Common Share	$0.46	$0.11

Weighted average number of common shares used in computing net income per common share:
Basic	110,206,103	101,697,002

Diluted	115,317,942	103,201,127

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Total Common Shares	Additional Paid-in- Capital	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2018	85,246,600	13,436,800	—	98,683,400	$11,456,199	$(7,296,300)	$4,159,899
Issuance of Common Stock as Debt Discount	—	—	—	—	200,000	—	200,000
Additional Contribution from the Issuance of Below
Market Interest Debt	—	—	—	—	46,467	—	46,467
Issuance of Shares Subscription Receipt Offering, Net	—	3,573,450	7,354,050	10,927,500	45,948,203	—	45,948,203
Broker Warrants Issued in Reverse Takeover Transaction	—	—	—	—	1,518,740	—	1,518,740
Net Consideration Provided in Reverse Takeover Transaction	—	—	200,000	200,000	(460,423)	—	(460,423)
Shares Issued for Cash—Warrant Exercise	—	—	321,268	321,268	1,489,075	—	1,489,075
Conversions of Multiple Voting to Subordinate Voting Shares	—	(3,259,799)	3,259,799	—	—	—	—
Share-based compensation	—	—	—	—	15,019,564	—	15,019,564
Net Income	—	—	—	—	—	10,892,504	10,892,504

Balance, December 31, 2018 (As Restated)	85,246,600	13,750,451	11,135,117	110,132,168	$75,217,825	$3,596,204	$78,814,029

Additional Contribution from the Issuance of Below
Market Interest Debt	—	—	—	—	10,092	—	10,092
Conversions of Super and Multiple Voting Shares to Subordinate Voting Shares	(17,433,300)	(7,089,077)	24,522,377	—	—	—	—
Shares issued for cash—Warrant Exercise	—	—	214,178	214,178	964,039	—	964,039
Net Income	—	—	—	—	—	53,094,449	53,094,449

Balance, December 31, 2019	67,813,300	6,661,374	35,871,672	110,346,346	$76,191,956	$56,690,653	$132,882,609

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2018
		(As Restated)
CASH FLOW FROM OPERATING ACTIVITIES
Net Income and Comprehensive Income	$53,094,449	$10,892,504
Adjustments to Reconcile Net Income and Comprehensive Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	5,078,996	1,137,675
Depreciation and Amortization Included in Cost of Goods Sold, Net	7,991,906	1,968,262
Non-Cash Interest Expense	849,077	—
Loss from Sale of Property and Equipment	66,828	45,928
Amortization of operating lease right of use assets	2,732,556	—
Share-Based Compensation	—	15,019,564
Loss on Fair Value of Warrants	806,153	—
Deferred Income Tax Expense	(908,545)	(546,000)
Changes in Operating Assets and Liabilities:
Inventories	(54,480,694)	(18,751,365)
Prepaid Expenses and Other Current Assets	(5,224,305)	(2,270,773)
Other Assets	147,242	(1,095,886)
Accounts Payable and Accrued Liabilities	13,587,485	1,055,867
Operating Lease Liabilities	(2,824,836)	—
Other Long-Term Liabilities	3,914,577	722,733
Income Tax Payable	(6,734,690)	13,926,446
Deferred Revenue	976,635	1,412,428

NET CASH PROVIDED BY OPERATING ACTIVITIES	19,072,834	23,517,383

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	(74,405,517)	(42,561,074)
Capitalized Interest	(470,660)	(979,681)
Acquisitions, Net of Cash Acquired	(19,825,043)	(7,643,526)
Proceeds from Sale of Property and Equipment	29,010	128,819

NET CASH USED IN INVESTING ACTIVITIES	(94,672,210)	(51,055,462)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from Issuance of Notes Payable	—	6,040,000
Proceeds from Issuance of Notes Payable—Related Party	—	11,356,614
Proceeds from Debt Financings, Net of Discounts and Accrued Interest	122,214,771	—
Proceeds from Share Warrant Exercise	964,039	1,289,075
Proceeds from Construction Finance Liability	23,071,041	—
Payments on Notes Payable	—	(6,000,000)
Payments on Notes Payable—Related Party	(1,520,080)	(8,676,728)
Payments on Construction Finance Liability	(115,086)	—
Payments on Lease Obligations	(1,632,597)	(454,352)
Proceeds from Issuance of Shares for Subscription Receipt Offering, Net	—	47,466,943
Payments on Issuance of Shares for Reverse Transaction	—	(460,423)

NET CASH PROVIDED BY FINANCING ACTIVITIES	142,982,088	50,561,129

NET INCREASE IN CASH AND CASH EQUIVALENTS	67,382,712	23,023,050
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	24,430,109	1,407,059

CASH AND CASH EQUIVALENTS, END OF PERIOD	$91,812,821	$24,430,109

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR
Interest	$7,416,567	$2,947,552

Income Taxes	$43,657,577	$8,195,000

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,
	2019	2018
		(As Restated)
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES
Purchase of Property and Equipment Financed with Notes
Payable—Related Party	$257,337	$3,094,565

Purchase of Property and Equipment Financed with Accounts
Payable	$6,516,112	$4,697,190

Property and Equipment Acquired via Finance Leases	$19,882,659	$1,406,398

Transfer of Shares Treated as a Debt Discount	$—	$200,000

Debt Discount related to Below Market Interest Debt	$10,092	$46,467

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Trulieve Cannabis Corp. (“Trulieve” or the “Company”) together with its subsidiaries was incorporated in British Columbia, Canada. Trulieve (through its wholly-owned licensed subsidiary, Trulieve, Inc.) is a vertically integrated cannabis company which currently operates under licenses in four states Florida, Massachusetts, California, and Connecticut to cultivate, produce, and sell medicinal-use cannabis products within such state. All revenues are generated in the United States, and all long-lived assets are located in the United States.

In July 2018, Trulieve, Inc. entered into a non-binding letter agreement (“Letter Agreement”) with Schyan Exploration Inc. (“Schyan”) whereby Trulieve, Inc. and Schyan have agreed to merge their respective businesses resulting in a reverse takeover of Schyan by Trulieve, Inc. and change the business of Schyan from a mining issuer to a marijuana issuer (the “Transaction”). The Transaction was completed in August 2018 and Schyan changed its name to Trulieve Cannabis Corp. See “Note 15—Reverse Takeover Transaction” for further details.

See “Note 4—Acquisitions” for the acquisitions of Life Essence, Inc., on December 13, 2018, a Massachusetts corporation and Leef Industries, LLC., on November 30, 2018 a California limited liability company.

The Company’s head office and principal address is located at 6749 Ben Bostic Road, Quincy, Florida 32351.The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

The Company is listed on the Canadian Securities Exchange (the “CSE”) and began trading on September 24, 2018 under the ticker symbol “TRUL”.

2.	RESTATEMENT OF PREVIOUSLY REPORTED CONSOLIDATED FINANCIAL STATEMENTS

After the issuance of the previously reported consolidated financial statements for the year ended December 31, 2018 the Company determined that the share-based compensation expense for warrants was understated by $15,019,564, as discussed in “Note 14—Share Based Compensation (As Restated)”. As disclosed in the Company’s Listing Application filed on September 25, 2018, in September 2018, in conjunction with the closing of the Transaction and listing on the CSE, the Company issued 8,784,872 warrants to certain employees and directors of the Company for past services provided, specifically to Kim Rivers (Director and CEO of the Company), Ben Atkins (former Director and CFO of the Company), Jason Pernell (CIO of the Company), Craig Kirkland, George Hackney, Jr. and Jordan Atkins (all former employees of the Company). The warrants had no vesting conditions and are exercisable at any time for three years after the issuance, subject to certain lock-up provisions. Accordingly, the financial statements for the year ended December 31, 2018, presented herein for comparative purposes, have been restated in order to reflect the share-based compensation expense associated with those warrants.

The following tables summarize the effects of the adjustments described above.

Line items restated on the consolidated balance sheet at December 31, 2018 are summarized as follows:

	December 31, 2018	Adjustment	December 31, 2018
	(Previously Reported)		(As Restated)
Additional Paid-in-Capital	$60,198,261	$15,019,564	$75,217,825
Accumulated Earnings	$18,615,768	$(15,019,564)	$3,596,204

Line items restated on the consolidated statement of operations and comprehensive income for the year ended December 31, 2018 are summarized as follows:

	December 31, 2018	Adjustment	December 31, 2018
	(Previously Reported)		(As Restated)
General and Administrative	$4,136,195	$15,019,564	$19,155,759
Total Expenses	30,324,097	15,019,564	45,343,661
Income From Operations	50,107,179	(15,019,564)	35,087,615
Income Before Provision for Income Taxes	48,063,286	(15,019,564)	33,043,722
Net Income	$25,912,068	$(15,019,564)	$10,892,504

Basic Net Income per Common Share	$0.26	$(0.15)	$0.11
Diluted Net Income per Common Share	$0.26	$(0.15)	$0.11

Weighted average number of common shares used in computing diluted net income per common share:
Diluted Shares	101,911,180	1,289,947	103,201,127

Line items restated on the consolidated statement of changes in shareholders’ equity at December 31, 2018 are summarized as follows:

	December 31, 2018	Adjustment	December 31, 2018
	(Previously Reported)		(As Restated)
Share-based Compensation	$—	$15,019,564	$15,019,564
Accumulated Earnings	$18,615,768	$(15,019,564)	$3,596,204

Line items restated on the consolidated statement of cash flows for the year ended December 31, 2018 are summarized as follows:

	December 31, 2018	Adjustment	December 31, 2018
	(Previously Reported)		(As Restated)
Net Income	$25,912,068	$(15,019,564)	$10,892,504
Share-based compensation	$—	$15,019,564	$15,019,564

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements present the consolidated financial position and operations of Trulieve Cannabis Corp. and its subsidiaries as of and for the years ended December 31, 2019 and 2018 (the “consolidated financial statements”) in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b) Functional Currency

The functional currency of the Company and its subsidiaries, as determined by management, is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

(c) Basis of Consolidation

These consolidated financial statements include the financial information of the Company and its subsidiaries, Trulieve, Inc., Life Essence, Inc., Leef Industries, LLC and The Healing Corner, Inc. The accounts of the subsidiaries are prepared for the same reporting period using consistent accounting policies. All of the consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated financial statements (i.e., from the date of their acquisition). See “Note 4—Acquisitions” for further details on the acquired companies. Intercompany transactions, balances and unrealized gains or losses on transactions are eliminated.

(d) Cash and Cash Equivalents

The Company considers cash deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents includes cash deposits in financial institutions, cash held in money market investments and cash held at retail locations. Cash held in money market investments are carried at fair value, cash held in financial institutions and cash held at retail locations, have carrying values that approximate fair value.

(e) Inventory

Inventories are primarily comprised of raw materials, internally produced work in process, finished goods and packaging materials.

Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. The Company capitalizes pre-harvest costs.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion, disposal and transportation for inventories in process. The Company periodically reviews its inventory and identifies that which is excess, slow moving and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold. The Company did not recognize any inventory reserves as of December 31, 2019 and 2018.

(f) Property and Equipment

Property and equipment are measured at cost less accumulated depreciation and impairment losses. Depreciation is provided on a straight-line basis over the following terms:

Land	Not Depreciated
Buildings & Improvements	10 to 40 Years
Furniture & Equipment	3 to 10 Years
Vehicles	3 to 5 Years
Construction in Progress	Not Depreciated
Leasehold Improvements	The lesser of the life of the lease or the estimated useful life of the asset

An asset’s residual value, useful life and depreciation method are reviewed during each financial year and adjusted if appropriate.

Property and equipment, as well as right-of-use assets and definite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require these long-lived assets to be tested for possible impairment and the Company’s analysis indicates that a possible impairment exists based on an estimate of undiscounted future cash flows, the Company is required to estimate the fair value of the asset.

An impairment charge is recorded for the excess of the asset’s carrying value over its fair value, if any. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. The Company did not record any impairment charges on these long-lived assets during the years ended December 31, 2019 and 2018.

Gains or losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized in the statement of operations and comprehensive income. Construction in progress are transferred when available for use and depreciation of the assets commences at that point.

The Company capitalizes interest on debt financing invested in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

(g) Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. As of December 31, 2019 and 2018, the Company has determined that no impairment exists.

Intangible assets are amortized using the straight-line method over estimated useful lives as follows:

Dispensary License	15 Years
Trademarks	6 Months – 1 Year
Customer Relationship	5 Years
Non-Compete	2 Years

(h) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company reviews indefinite lived assets, including goodwill, annually at fiscal year-end or at interim periods if events or circumstances indicate the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent information available.

The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, as necessary, using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows.

The Company operates as one operating segment and reporting unit and therefore, evaluates goodwill and other intangible assets with indefinite lives for impairment annually as one singular reporting unit once a year or more often when an event occurs or circumstances indicate the carrying value may not be recoverable. The Company’s policy is to first perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. The amount of goodwill impairment is determined as the excess of the carrying value of the reporting unit’s goodwill over the fair value of that reporting unit.

The Company did not identify any impairment of its goodwill at December 31, 2019 and 2018.

(i) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of:

	Year Ended December 31,
	2019	2018
Trade Accounts Payable	$9,953,956	$—
Trade Accounts Payable—Related Party	6,463,125	3,356,511
Accrued Payroll	5,821,898	2,345,726
Other Payables and Accrued Liabilities	2,068,951	4,760,871

Total Accounts Payable and Accrued Liabilities	$24,307,930	$10,463,108

(j) Leases

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), a standard that requires lessees to increase transparency and comparability among organizations by requiring the recognition of Right of Use Assets “ROU” assets and lease liabilities on the balance sheet. The requirements of this standard include a significant increase in required disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The FASB has issued several amendments and practical expedients to the standard, including clarifying guidance, transition relief on comparative reporting at adoption, a practical expedient, which allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases, and codification improvements to clarify that lessees and lessors are exempt from certain interim disclosure requirement associated with adopting the new leases standard.

The new standard was effective for the Company beginning January 1, 2019 and the standard was adopted the standard using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated earnings in the period of adoption rather than restate comparative prior year periods. The cumulative effect adjustment to the opening balance of accumulated earnings is zero because (i) the Company does not have any unamortized initial direct costs as of January 1, 2019 that need to be written off; and (ii) the Company does not have any deferred gain or loss from our previous sale and operating leaseback transactions that need to be recognized. See “Note 11—Leases” for further information and the impact of adopting ASC 842 on January 1, 2019.

(k) Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;

•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;

•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

•	Allocate the transaction price to the performance obligation(s) in the contract; and

•	Recognize revenue when or as the Company satisfies the performance obligation(s).

The Company’s contracts with customers for the sale of dried cannabis, cannabis oil and other cannabis related products consist of multiple performance obligations. Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the goods to the customer at the point of sale and the customer has paid for the goods. The Company has a loyalty rewards program that allows customers to earn reward credits to be used on future purchases. Loyalty reward credit issued as part of a sales transaction results in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to ‘revenue, net of discounts’ line on the accompanying consolidated statements of operations and comprehensive income and included as deferred revenue on the consolidated balance sheet.

Contract assets are defined in the standard to include amounts that represent the right to receive payment for goods and services that have been transferred to the customer with rights conditional upon something other than the passage of time. Contract liabilities are defined in the standard to include amounts that reflect obligations to provide goods and services for which payment has been received. There are no contract assets on unsatisfied performance obligations as of December 31, 2019 and 2018. For some of its locations, the Company offers a loyalty reward program to its dispensary customers. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. As of December 31, 2019 and 2018, the loyalty liability totaled $2,403,836 and $1,427,201, respectively, that is included in deferred revenue on the consolidated balance sheet.

(l) Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of operations and comprehensive income.

(m) Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

Classification of financial instruments

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 –	Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly; and
Level 3 –	Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

(n) Warrant Liability

The Company has issued subordinate voting share purchase warrants for the June and November debt, see “Note 10 – Debt”. The June and November Warrants related to the June and November debt are governed by a warrant indenture date June 18, 2019 as supplemented pursuant to a supplement dated November 7, 2019. Each Warrant entitled the holder thereof to purchase one Subordinate Voting Share at an exercise price of C$17.25 per share at any time prior to June 18, 2022, subject to adjustment in certain events. The Warrant indenture provides that the share ratio and exercise price of the Note Warrants will be subject to adjustment in the event of a subdivision or consolidation of the Subordinate Voting Shares.

(o) Share Capital

Common shares are classified as equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

(p) Earnings Per Share

The Company computes basic earnings attributable to common shareholders per share by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share attributable to shareholders gives effect to all potential dilutive shares outstanding during the period. The number of dilutive shares is calculated using the treasury stock method which reduces the effective number of shares by the amount of shares the Company could purchase with the proceeds of assumed exercises.

(q) Advertising Costs

Advertising costs which are expensed as incurred and are included in sales and marketing expenses were $1,851,500 and $261,308 for the years ended December 31, 2019 and 2018, respectively.

(r) Net Income and Comprehensive Income

The Company does not have any elements of other comprehensive income, therefore net income and comprehensive income are the same.

(s) Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Accounting for acquisitions and business combinations

The Company has treated the acquisitions described in Note 4 (b) and (c) as asset acquisitions. Treatment as a business combination would have resulted in the Company expensing the acquisition costs and recognition of a deferred tax liability related to the licenses.

The Company has treated the acquisition described in Note 4 (a) as a business combination. In a business combination, all identifiable assets, liabilities and contingent liabilities acquired, and consideration paid are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price, what we expect to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Goodwill Impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company performs a qualitative assessment to determine that it was more-likely-than-not if the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Estimated useful lives and depreciation and amortization of property and equipment and intangible assets

Depreciation and amortization of property and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based payment arrangements

The Company uses the Black-Scholes pricing model to determine the fair value of warrants granted to employees and directors under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, and future dividend yields at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

The Company classified its stock warrants as either liability or equity instruments in accordance with ASC 480, “Distinguishing Liabilities from Equity” (ASC 480) and ASC 815, “Derivatives and Hedging” (ASC 815), depending on the specific terms of the warrant agreement.

Because of the Canadian denominated exercise price, the Warrants do not qualify to be classified within equity and are therefore classified as derivative liabilities at fair value with changes to earnings in the statements of operations.

The fair value of all warrants issued are determined by using the Black-Scholes valuation technique and were assigned based on the relative fair value of both the debt and the warrants issued.

(t) Recently Issued Accounting Pronouncements

Recent accounting pronouncements, other than those below, issued by the FASB, the AICPA and the SEC did not or are not believed by management to have a material effect on the Company’s present or future financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers that provides a comprehensive model for recognizing revenue with customers. This update clarifies and replaces all existing revenue recognition guidance within U.S. GAAP and may be adopted retrospectively for all periods presented or adopted using a modified retrospective approach. In August 2015, The FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, Deferral of the Effective Date, which deferred the effective date by one year to December 15, 2017 (beginning with the Company’s first quarter in 2018) and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers, Principal vs. Agent Consideration (Reporting Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The Company adopted the new standard effective January 1, 2018 with no material impact to the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which clarifies and improves existing authoritative guidance related to leasing transactions. This ASU will require the recognition of lease assets and liabilities for operating leases with terms of more than 12 months. The presentation of leases within the consolidated statement of operations and comprehensive income and cash flows will be substantially consistent with previous accounting guidance. This update is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company implemented this guidance in the first quarter of 2019 using the modified retrospective transition method and will not restate comparative periods. Refer to Note 11 – Leases (ASC 842) for more information.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires the measurement of current expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Adoption of ASU 2016-13 will require financial institutions and other organizations to use forward-looking information to better formulate their credit loss estimates. In addition, the

ASU amends the accounting for credit losses on available for sale debt securities and purchased financial assets with credit deterioration. This update will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on January 1, 2020 and adoption did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 “Intangibles— Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which requires entities to record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (Step 1 under the current impairment test). The standard eliminates Step 2 from the current goodwill impairment test that eliminates the requirement to calculate the implied fair value of goodwill. This standard was adopted on January 1, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820). ASU 2018-13 adds, modifies, and removes certain fair value measurement disclosure requirements. ASU 2018-13 is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company adopted ASU 2018-13 on January 1, 2020 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s consolidated financial statements.

4.	ACQUISITIONS

(a) The Healing Corner, Inc.

On May 21, 2019, the Company acquired all of the issued and outstanding shares of The Healing Corner, Inc. The purpose of this acquisition was to acquire the medical marijuana license in the State of Connecticut. The acquisition was financed with cash on hand and borrowings. The acquisition was accounted for as a business combination in accordance with Accounting Standards Codification (ASC) 805, Business Combinations, and related operating results are included in the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and statements of cash flows for periods subsequent to the acquisition date. Revenue and net income of The Healing Corner, Inc. included in the consolidated statements of operations and comprehensive income from the acquisition date through December 31, 2019 were approximately $7,840,000 and $260,000. Revenue and net income of The Healing Corner, Inc. on a pro forma basis assuming the acquisition occurred on January 1, 2019 through December 31, 2019 were approximately $12,780,000 and $420,000. Total transaction costs related to the acquisition were approximately $270,000 and has been included in the year ended December 31, 2019 consolidated Statements of Operations and Comprehensive Income. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of production.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

Consideration:
Cash	$19,900,000

Fair value of consideration exchanged	$19,900,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$1,600
Inventory	73,438
Prepaids	3,880
Property and equipment, net	203,202
Intangible assets:
Dispensary License	14,300,000
Trademark	320,841
Customer Relationship	1,000,000
Non-Compete	35,000
Goodwill	7,315,886
Accrued expenses	(3,962)
Deferred tax liability	(3,349,885)

Total net assets acquired	$19,900,000

(b)	Life Essence, Inc.

On December 13, 2018, the Company acquired all of the issued and outstanding shares of Life Essence, Inc. The purpose of this acquisition was to acquire the licenses to operate three medical marijuana dispensaries and a marijuana cultivation and processing facility. The acquisition was financed with cash on hand. The Company determined that the net assets acquired did not meet the definition of a business in accordance with ASC 805, Business Combinations, and was therefore accounted for as an asset acquisition. Operating results of the acquired entity are included in the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for periods subsequent to the acquisition date.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

Consideration:
Cash	$4,125,000
Transaction costs	269,547

Fair value of consideration exchanged	$4,394,547

Recognized amounts of identifiable assets acquired and liabilities assumed:
Intangible asset—dispensary license	$6,143,697
Accrued expenses	(121,070)
Deferred tax liability	(1,628,080)

Total net assets acquired	$4,394,547

(c) Leef Industries, LLC

On November 30, 2018, the Company acquired 80% of the issued and outstanding membership interests of Leef Industries, LLC. Payment for 19% occurred in 2019 and payment for the remaining 1% was made in 2020. The purpose of this acquisition was to acquire the recreational marijuana license. The Company determined that the net assets acquired did not meet the definition of a business in accordance with ASC 805, Business Combinations, and was therefore accounted for as an asset acquisition. Operating results of the acquired entity are included in the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for periods subsequent to the acquisition date.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

Consideration:
Cash	$3,250,000
Balance of Purchase Price Payable	750,000
Transaction costs	24,799

Fair value of consideration exchanged	$4,024,799

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$7,200
Inventory	18,620
Property and equipment, net	8,410
Intangible assets:
Dispensary License	5,470,159
Tradename	10,444
Accrued expenses	(37,674)
Deferred tax liability	(1,452,360)

Total net assets acquired	$4,024,799

Contingent consideration of approximately $40,000 was included in accrued liabilities at December 31, 2019. The balance of the purchase price payable was made subsequent to the transfer of the license in the second quarter of 2019 for $750,000.

5.	INVENTORIES

Inventories were comprised of the following items at December 31:

	2019	2018
Raw Material
Cannabis plants	$10,835,213	$7,754,397
Harvested Cannabis and Packaging	8,132,078	2,199,640

Total Raw Material	18,967,291	9,954,037
Work in Process	34,212,098	2,183,008
Finished Goods-Unmedicated	5,263,006	1,981,576
Finished Goods-Medicated	7,538,215	5,114,140

Total Inventories	$65,980,610	$19,232,761

6.	PROPERTY AND EQUIPMENT

At December 31, 2019 and 2018, Property and Equipment consisted of the following:

	2019	2018
Land	$4,479,440	$2,321,871
Buildings & Improvements	89,542,405	36,046,643
Construction in Progress	24,731,976	17,363,513
Furniture & Equipment	38,658,852	17,094,634
Vehicles	288,169	1,663,279

Total	157,700,842	74,489,940
Less: accumulated depreciation	(12,953,223)	(3,619,805)

Total property and equipment, net	$144,747,619	$70,870,135

For the years ended December 31, 2019 and 2018, the Company capitalized interest of $470,660 and $979,681, respectively.

For the years ended December 31, 2019 and 2018, there was depreciation expense of $9,333,416 and $2,958,424, respectively.

J.T. Burnette, the spouse of Kim Rivers, the Chief Executive Officer and Chair of the board of directors of the Company, is a minority owner of a company (the “Supplier”) that provides construction and related services to the Company. The Supplier is responsible for the construction of the Company’s cultivation and processing facilities, and provides labor, materials and equipment on a cost-plus basis. For the years ended December 31, 2019 and 2018, property and equipment purchases from the Supplier totaled $46,381,877 and $12,131,265, respectively. As of December 31, 2019 and 2018, $6,463,125 and $3,356,511 was included in accounts payable. The use of the Supplier was reviewed and approved by the independent members of the Company’s board of directors, and all invoices are reviewed by the office of the Company’s General Counsel.

7.	INTANGIBLE ASSETS & GOODWILL

At December 31, 2019 and 2018, definite-lived intangible assets consisted of the following:

	Dispensary Licenses	Trademarks	Customer Relationship	Non-Compete	Total
Cost
At December 31, 2017	$1,000,000	$—	$—	$—	$1,000,000
Additions from acquisitions	11,613,856	10,444	—	—	11,624,300

At December 31, 2018	12,613,856	10,444	—	—	12,624,300
Additions from acquisitions	14,300,000	320,841	1,000,000	35,000	15,655,841

At December 31, 2019	26,913,856	331,285	1,000,000	35,000	28,280,141

Accumulated Amortization
At December 31, 2017	$—	$—	$—	$—	$—
Amortization	145,772	1,741	—	—	147,513

At December 31, 2018	145,772	1,741	—	—	147,513
Amortization	1,430,369	195,861	116,667	10,208	1,753,105

At December 31, 2019	1,576,141	197,602	116,667	10,208	1,900,618

Net book value
At December 31, 2018	$12,468,084	$8,703	$—	$—	$12,476,787

At December 31, 2019	$25,337,715	$133,683	$883,333	$24,792	$26,379,523

Amortization expense for the years ended December 31, 2019 and 2018 was $1,753,105 and $147,513, respectively.

The following table outlines the estimated future annual amortization expense related to intangible assets as of December 31, 2019:

Year Ending December 31	Estimated Amortization
2020	$2,178,774
2021	2,034,882
2022	2,027,590
2023	2,027,590
2024	1,910,923
Thereafter	16,199,764

$26,379,523

Goodwill arose from the acquisition of The Healing Corner, Inc., see “Note 4—Acquisitions”. The Company tested for impairment in the fourth quarter of the year ended December 31, 2019.

At December 31, 2019, Goodwill consisted of the following:

As of January 1, 2019	$—
Acquisition of The Healing Corner, Inc.	7,315,886

At December 31, 2019	$7,315,886

8.	NOTES PAYABLE

At December 31, 2019 and 2018, notes payable consisted of the following:

	2019	2018
Promissory note dated April 10, 2017, with annual interest at 12%, due between April and July 2022.	$4,000,000	$4,000,000
Promissory note dated December 7, 2017, with annual interest at 12%, secured by certain property located in Miami, FL, due December 2021.	2,000,000	2,000,000
Less current portion	(2,000,000)	(6,000,000)

Long Term Notes Payable	$4,000,000	$—

The unsecured promissory note dated April 10, 2017, was amended in January 2019 to extend the maturity three years to 2022, all other terms remain unchanged.

The promissory note dated December 7, 2017, has terms allowing the lender to request prepayment at any time once the Company had raised in excess of $24 million. In conjunction with the close of the private placement, the promissory note became due on demand.

In January 2018, the Company entered into a $6,000,000 unsecured promissory note with a 24-month maturity, or maturity upon a public offering on any foreign or domestic exchange, and 12% annual interest rate. The Company shall make monthly interest payments to the lender and all outstanding principal and any unpaid accrued interest shall be due and payable in full on maturity. In conjunction with the closing of the promissory note, as additional consideration to the lender, existing shareholders agreed to dilute their ownership and transfer shares from their personal shareholdings which was valued at $50,000. The Company treated that dilution to additional paid in capital and as an additional debt discount. The Company went public in September 2018, paid the promissory note in full and expensed the debt discount accordingly.

Stated maturities of notes payables are as follows:

Year Ending December 31,
2020	$—
2021	2,000,000
2022	4,000,000

$6,000,000

9.	NOTES PAYABLE RELATED PARTY

At December 31, 2019 and 2018, notes payable to related parties consisted of the following:

	2019	2018
Notes payable due to related parties, with varying interest rates between 8% to 12% annual, with varying maturity dates.	$12,952,389	$14,215,131
Less debt discount	(49,415)	(141,216)
Less current portion	(923,728)	(1,426,791)

Non-current portion	$11,979,246	$12,647,124

In February 2019, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $257,337. The loan was issued in March 2019. The Company determined that the stated interest rate was below market rates and recorded a debt discount of $10,092 using an annual discount interest rate of 12%.

In March 2018, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $158,900. The loan was funded in April 2018. The Company determined that the stated interest rate was below market rates and recorded a debt discount of $6,232 using an annual discount interest rate of 12%.

In April 2018, the Company entered into a $6,000,000 unsecured promissory note with Clearwater GPC, an entity controlled by members of management and shareholders with a 24-month maturity and 12% annual interest rate. Approximately $1,500,000 of the outstanding balance of C2C lines of credit was extinguished in lieu of cash proceeds as part of the funding of this promissory note. The Company shall make monthly interest payments to the lender and all outstanding principal and any unpaid accrued interest shall be due and payable in full on maturity. If the Company goes public on any foreign or domestic exchange, this promissory note will be due within 90 days of the initial public offering. The Company did go public and in September 2018 the note was paid in full.

In May 2018, the Company entered into two separate unsecured promissory notes (the “Traunch Four Note” and the “Rivers Note”) for a total of $12,000,000. The Traunch Four Note is held by Traunch Four, LLC, an entity whose direct and indirect owners include Kim Rivers, the Chief Eexecutive Officer and Chair of the Board, as well as Thad Beshears, Richard May, George Hackney, all of whom are directors of Trulieve, and certain of Richard May’s family members. The Rivers Note is held by Kim Rivers. Each promissory note has a 24-month maturity and 12% annual interest rate. The two unsecured promissory notes were amended in December 2019 to extend the maturity one year to May 2021, all other terms remain unchanged.

In June 2018, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $262,010. The Company determined that the stated interest rate was below market rates and recorded a debt discount of $10,276 using an annual discount interest rate of 12%.

In November 2018, the Company entered into two separate 24-month unsecured loans each with an 8% annual interest rate with a former director and shareholder for a total of $474,864. The Company determined that the stated interest rate was below market rates and recorded a debt discount for a total of $18,624 using an annual discount interest rate of 12%.

As disclosed in the consolidated statements of cash flows, under other cash and non-investing and financing activities, the noncash portion of the notes for the years ended December 31, 2019 and 2018 was $257,337 and $3,094,565, respectively, and was used to finance acquisition of property and equipment. The lenders paid for the property and equipment directly while issuing the Company promissory notes and the Company took custody of the property and equipment.

Stated maturities of notes payable to related parties are as follows:

Year Ending December 31,
2020	$923,728
2021	12,028,661

$12,952,389

10.	DEBT

On May 16, 2019, the Company completed a private offering of an aggregate principal amount of $17,750,000 of 9.75% unsecured notes of the Company maturing on August 14, 2019 (the “Bridge Notes”). In connection with the closing of the June Units (defined below), the Company repaid the Bridge Notes.

On June 18, 2019, the Company completed a private placement financing comprising 5-year senior secured promissory notes (the “June Notes”) with a face value of $70,000,000. The June Notes accrue interest at an annual rate of 9.75%, payable semi-annually, in equal instalments, in arrears on June 18 and December 18 of each year, commencing on December 18, 2019. The purchasers of the June Notes also received warrants to purchase 1,470,000 Subordinate Voting Shares at an exercise price of C$17.25 (the “June Warrants”), which can be exercised for three years after the closing.

The fair value of the June Notes was determined to be $63,890,650 using an interest rate of 13.32% which the Company estimates would have been the coupon rate required to issue the notes had the financing not included the June Warrants. The fair value of the June Warrants was determined to be $4,709,349 using the Black Scholes option pricing model and the following assumptions: Share Price: C$14.48; Exercise Price: C$17.25; Expected Life: 3 years; Annualized Volatility: 49.96%; Dividend yield: 0%; Discount Rate: 1.92%; C$ Exchange Rate: 1.34.

Because of the Canadian denominated exercise price, the June Warrants do not qualify to be classified within equity and are therefore classified as derivative liabilities at fair value with changes to earnings in the statements of operations and comprehensive income.

Issuance costs totaling $3,117,093 were allocated between the June Notes and the June Warrants based on their relative fair values with $2,903,106 allocated to the June Notes and $213,987 expensed as incurred.

The June Notes will accrete from their carrying value on June 18, 2019 of $60,987,544 to $70,000,000 at maturity in 5 years using an effective interest rate of 13.32%. For the year ended December 31, 2019 accretion expense of $716,127 was included in general and administrative expenses in the statements of operations and comprehensive income.

The June Warrants were re-valued at $4,798,927 at December 31, 2019 using the Black Scholes option pricing model and the following assumptions: Share price: C$15.37; Exercise Price: C$17.25; Expected Life: 2.47 years;

Annualized Volatility: 49.08%; Dividend yield: 0%; Discount Rate: 1.92%; C$ Exchange Rate: 1.302. A total loss of $89,578 has been recognized and is included in Other (Expense) Income, Net in the statements of operations and comprehensive income.

On November 7, 2019, the Company completed a prospectus offering of 60,000 units of the Company (the “November Units”), comprised of an aggregate principal amount of $60,000,000 of 9.75% senior secured notes of the Company maturing in 2024 (the “November Notes”) and an aggregate amount of 1,560,000 subordinate voting share warrants of the Company (each individual warrant being a “November Warrant”) at a price of $980 per Unit for a gross proceeds of $61,059,000. Each Unit was comprised of one Note issued in denominations of $1,000 and 26 Warrants.

The fair value of the November Notes was determined to be $56,682,835 using an interest rate of 13.43% which the Company estimates would have been the coupon rate required to issue the notes had the financing not included the November Warrants. The fair value of the November Warrants was determined to be $4,376,164 using the Black Scholes option pricing model and the following assumptions: Share Price: C$14.29; Exercise Price: C$17.25; Expected Life: 2.6 years; Annualized Volatility: 48.57%; Dividend yield: 0%; Discount Rate: 1.92%; C$ Exchange Rate: 1.32

Because of the Canadian denominated exercise price, the November Warrants do not qualify to be classified within equity and are therefore classified as derivative liabilities at fair value with changes recorded in earnings in the consolidated statements of operations and comprehensive income.

Issuance costs totaling $2,111,480 were allocated between the November Notes and the November Warrants based on their relative fair values with $1,954,450 allocated to the November Notes and $157,030 expensed in the consolidated statements of operations and comprehensive income.

The November Notes will accrete from their carrying value on November 7, 2019 of $54,722,688 to $60,000,000 at maturity in 4.6 years using an effective interest rate of 13.43%. For the year ended December 31, 2019, the Company incurred accretion expense of $131,134, which is included in general and administrative in the consolidated statements of operations and comprehensive income.

The November Warrants were re-valued at $5,092,739 at December 31, 2019 using the Black Scholes option pricing model and the following assumptions: Share price: C$15.37; Exercise Price: C$17.25; Expected Life: 2.47 years; Annualized Volatility: 49.08%; Dividend yield: 0%; Discount Rate: 1.92%; C$ Exchange Rate: 1.302. A total loss of $716,575 has been recognized and is included in Other (Expense) Income, Net.

The $130,000,000 principal amount of the June and November Notes are due in June 2024.

Scheduled annual maturities of the principal portion of long-term debt outstanding at December 31, 2019 in the successive five-year period and thereafter are summarized below:

Year Ending December 31,
2020	$—
2021	—
2022	—
2023	—
2024	130,000,000
Thereafter	—

Total Debt	130,000,000
Less: Unamortized debt issuance costs	(15,658,163)

Net Debt	$114,341,837

11.	LEASES

On January 1, 2019, the Company adopted ASC 842, Leases (“Topic 842”) using the modified retrospective transition method. Topic 842 requires the recognition of lease assets and liabilities for operating and finance leases. Beginning on January 1, 2019, the Company’s consolidated financial statements are presented in accordance with the revised policies.

Management elected to utilize the practical expedients permitted under the transition guidance within Topic 842, which allowed the Company to carry forward prior conclusions about lease identification, classification and initial direct costs for leases entered prior to adoption of Topic 842. Additionally, management elected not to separate lease and non-lease components for all of the Company’s leases. For leases with a term of 12 months or less, management elected the short-term lease exemption, which allowed the Company to not recognize right-of-use assets (“ROU”) or lease liabilities for qualifying leases existing at transition and new leases the Company may enter into in the future.

The Company leases real estate used for dispensaries, production plants, and corporate offices. Lease terms for real estate generally range from 5 to 10 years. Most leases include options to renew for varying terms at the Company’s sole discretion. Other leased assets include passenger vehicles and trucks and equipment. Lease terms for these assets generally range from 3 to 5 years. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities, or insurance and maintenance. Rent expense for leases with escalation clauses is accounted for on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As a result of the adoption of ASU 2016-02, the Company recorded operating right-of-use assets of $21,655,209, operating lease liabilities of $22,377,942 and finance ROU assets and corresponding lease liabilities of $1,189,222. Upon adoption of ASU 2016-02, operating ROU assets were adjusted for deferred rent and prepaids as of January 1, 2019. The Company’s incremental borrowing rate is used in determining the present value of future payments at the commencement date of the lease, or for the adoption of ASU 2016-02, at January 1, 2019. Balances related to operating and finance leases are included in ROU assets and lease liabilities in the 2019 consolidated balance sheet.

The following table provides the components of lease cost recognized in the consolidated statement of operations and comprehensive income for the year ended December 31, 2019.

Lease Cost	Year Ended December 31, 2019
Operating lease cost	$5,541,728
Finance lease cost:
Amortization of lease assets	1,984,382
Interest on lease liabilities	960,020

Finance lease cost	2,944,402
Variable lease cost	191,620

Total lease cost	$8,677,750

Other information related to operating and finance leases as of and for the year ended December 31, 2019 is as follows:

	Finance Lease	Operating Lease
Weighted average discount rate	8.26%	8.57%
Weighted average remaining lease term (in years)	8.44	7.55

The maturity of the contractual undiscounted lease liabilities as of December 31, 2019 is as follows:

Year Ending December 31,	Finance Lease	Operating Lease
2020	$3,752,382	$4,386,675
2021	3,332,382	4,257,361
2022	2,907,837	4,114,174
2023	2,589,286	3,927,838
2024	2,638,559	3,625,844
Thereafter	12,453,373	11,417,672

Total undiscounted lease liabilities	27,673,819	31,729,564
Interest on lease liabilities	(8,234,534)	(8,586,966)

Total present value of minimum lease payments	19,439,285	23,142,598
Lease liability—current portion	2,271,666	2,541,297

Lease liability	$17,167,619	$20,601,301

12.	CONSTRUCTION FINANCE LIABILITY

In July 2019, the Company sold property it had recently acquired in Massachusetts for $3.5 million, which was the cost to the Company. In connection with the sale of this location, the Company agreed to lease the location back for cultivation. This transaction was determined to be a finance lease, and therefore did not meet the definition of a sale because control was never transferred to the buyer-lessor. The transaction was treated as a failed sale-leaseback financing arrangement.

Included in the agreement, the Company is expected to complete tenant improvements related to the property, for which the landlord has agreed to provide a tenant improvement allowance (“TI Allowance”) for $40 million. As of December 31, 2019, $2,517,042 of the TI Allowance has been provided. The initial term of the agreement is ten years, with two options to extend the term for five years each. The initial payments are equal to 11% of the sum of the purchase price for the property and will increase when a draw is made on the TI Allowance. In addition, a 3% increase in payments will be applied annually after the first year. As of December 31, 2019, the total finance liability associated with this transaction is $6,065,630.

In October 2019, the Company sold property in Florida in exchange for cash of $17 million. Concurrent with the closing of the purchase, the buyer entered into a lease agreement with the Company, for continued operation as a licensed medical cannabis cultivation facility. Control was never transferred to the buyer-lessor because the transaction was determined to be a finance lease and did not meet the requirements of a sale. The transaction was treated as a failed sale-leaseback financing arrangement.

The initial term of the agreement is ten years, with two options to extend the term for five years each. The initial annualized payments are equal to 11% of the purchase price for the property. A 3% increase in payments will be applied annually after the first year. As of December 2019, the total finance liability associated with this transaction is $16,890,325.

Under the failed-sale-leaseback accounting model, the Company is deemed under GAAP to still own this real estate and will reflect the properties on our consolidated balance sheet and depreciate over the assets’ remaining useful life.

The Company is making interest only payments through June 30, 2025 with the entire balance of $22,955,955 due thereafter.

13.	SHARE CAPITAL

The authorized share capital of the Company is comprised of the following:

(i) Unlimited number of Subordinate Voting Shares

Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held. Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares.

As of December 31, 2019 and 2018, there were 35,871,672 and 11,135,117 Subordinate Voting Shares issued and outstanding, respectively.

(ii) Unlimited number of Multiple Voting Shares

Holders of Multiple Voting shares are entitled to notice of and to attend any meetings of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted (initially, 100 votes per Multiple Voting Share). The initial “Conversation Ratio” for Multiple Voting Shares is 100 Subordinate Voting shares for each Multiple Voting Share, subject to adjustment in certain event. Holders of Multiple Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares.

No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Super Voting Shares.

As of December 31, 2019 and 2018, there were 66,614 and 137,505 Multiple Voting Shares issued and outstanding, respectively, which were equal to 6,661,374 and 13,750,451 Subordinate Voting Shares, respectively, if converted. During the year ended December 31, 2019, 70,891 Multiple Voting Shares were converted into 7,089,077 Subordinate Voting Shares. There were no Multiple Voting Shares converted during the year ended December 31, 2018.

(iii) Unlimited number of Super Voting Shares

Holders of Super Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Super Voting Shares are be entitled to two votes in respect of each Subordinate Voting Share into which such Super Voting Share could ultimately then be converted (initially, 200 votes per Super Voting Share). Holders of Super Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted to Subordinated Voting Share basis) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend is to be declared or paid on the Super Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Multiple Voting Shares. The initial “Conversion Ratio” for the Super Voting Shares is one Multiple Voting Share for each Super Voting Share, subject to adjustment in certain events.

As of December 31, 2019 and 2018, there were 678,133 and 852,466 Super Voting Shares issued and outstanding, respectively, which were equal to 67,813,300 and 85,246,600 Subordinate Voting Shares, respectively, if converted. During the year ended December 31, 2019, 174,333 Super Voting Shares were converted into 17,433,300 Subordinate Voting Shares. There were no Super Voting Shares converted during the year ended December 31, 2018.

During the year ended December 31, 2018, the Company entered into four separate $6,000,000 promissory notes see “Note 8—Notes Payable and Note 9 – Notes Payable Related Party”. In conjunction with the closing of the promissory notes, as additional consideration to the lenders, existing shareholders agreed to dilute their ownership and transfer shares from their personal shareholdings which were valued at $200,000. The Company treated that dilution to additional paid in capital and as an additional debt discount of $50,000 per note.

On August 27, 2018, concurrent with the Transaction, the Company completed a brokered private placement (the “SR Offering”) of 10,927,500 subscription receipts for gross proceeds of $50,625,000, which after transaction costs resulted in net proceeds of $47,466,943. The 10,927,500 issued and outstanding subscription receipts were exchanged for 10,927,500 Subordinate Voting Shares of the Company (3,573,450 of those Subordinate Voting Shares were immediately converted into 35,734.50 Multiple Voting Shares).

In connection with the SR Offering, Trulieve paid a cash fee to the Agents equal to 6.0% of the gross proceeds of the SR Offering, provided that the cash fee payable to the Agents was reduced to 3.0% in respect of sales to subscribers on a president’s list. As additional consideration, the Agents were granted an aggregate of 535,446 broker warrants (the “Broker Warrants”) on closing of the SR Offering.

The Broker Warrants are exercisable at any time prior to the date that is 24 months following the date the Escrow Release Conditions are satisfied to acquire one Trulieve Share at the SR Offering Price, see “Note 15 – Reverse Takeover Transaction”. In October 2018, 321,268 broker warrants were exercised for proceeds of approximately $1,489,000. In August 2019, 214,178 broker warrants were exercised for proceeds of approximately $964,000.

The following table summarizes the Broker Warrants issued and outstanding to as of December 31, 2019 and 2018 and the changes during the year ended December 31, 2019:

	Number of Warrants	Weighted Average Exercise Price ($CAD)	Weighted Average Remaining Contractual Life (Yrs)
Outstanding and exercisable at December 31, 2017	—	—	—
Granted	535,446	6.00	2.00
Exercised	(321,268)	6.00	—

Outstanding and exercisable at December 31, 2018	214,178	6.00	1.66
Granted	—	—	—
Exercised	(214,178)	6.00	—

Outstanding and exercisable at December 31, 2019	—	—	—

On September 11, 2018, Trulieve approved a reclassification of the issued and outstanding share capital of Trulieve whereby each issued and outstanding Trulieve Share will be split and became 150 Trulieve Shares. Unless otherwise noted, impacted amounts and share information included in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split as if such stock split occurred on the first day of the first period presented.

14.	SHARE BASED COMPENSATION (AS RESTATED)

Warrants

During the year ended December 31, 2018, the Company issued 8,784,872 warrants to certain employees and directors of the Company for past services provided, as discussed in “Note 2 – Restatement of Previously Reported Consolidated Financial Statements”. The warrants had no vesting conditions and are exercisable at any time for three years after the issuance, subject to certain lock-up provisions: (i) the warrants may not be exercised for 18 months following the Issue Date; (ii) 50% of the warrants may be exercised between months 19-24 following the Issue Date; and (iii) the remaining 50% of the warrants may be exercised at any time thereafter until expiration. The warrants are exchangeable into Subordinate Voting Shares. For the year ended December 31, 2018, the Company recognized $15,019,564 in share-based compensation expense. No warrants related to share-based compensation were issued during the year ended December 31, 2019. No warrants issued to certain employees and directors have been exercised during the years ended December 31, 2019 and 2018.

The following table summarizes the warrants issued and outstanding to certain employees and directors of the Company as of December 31, 2019 and 2018 and the changes during the year ended December 31, 2019:

	Number of Warrants	Weighted Average Exercise Price ($CAD)	Weighted Average Remaining Contractual Life (Yrs)
Outstanding as of December 31, 2017	—	—	—
Granted	8,784,872	6.00	3.00
Exercised	—	—	—

Outstanding and exercisable as of December 31, 2018	8,784,872	6.00	2.72
Granted	—	—	—
Exercised	—	—	—

Outstanding and exercisable as of December 31, 2019	8,784,872	6.00	1.72

In determining the amount of share-based compensation related to warrants issued during the year, the Company used the Black-Scholes pricing model to establish the fair value of the warrants granted. The following were the assumptions were utilized in the model during the year ended December 31, 2018:

December 31, 2018
(As Restated)
Stock Price ($CAD)	$6.00
Exercise Price ($CAD)	$6.00
Expected Life in Years	3.00
Annualized Volatility	51%
Annual Rate of Quarterly Dividends	0%
Discount Rate—Bond Equivalent Yield	3%

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. The expected life in years represents the life of the warrants. The risk-free rate was based on the 3-year Treasury United States bond yield rate.

15.	REVERSE TAKEOVER TRANSACTION

In July 2018, Trulieve, Inc. entered into a non-binding letter agreement (“Letter Agreement”) with Schyan Exploration Inc. (“Schyan”) whereby Trulieve, Inc. and Schyan have agreed to merge their respective businesses resulting in a reverse takeover of Schyan by Trulieve, Inc. and change the business of Schyan from a mining issuer to a marijuana issuer (the “Transaction”). The Transaction was completed in August 2018 and Schyan changed its name to Trulieve Cannabis Corp.

Pursuant to the reverse merger, the historical financial statements of Trulieve, Inc. (the accounting acquirer) become the historical financial statements of Schyan (legal acquirer) on a go forward basis. As a result, Trulieve, Inc. has retroactively restated its share capital on a per share basis pursuant to Accounting Standards Codification (ASC) 805, Business Combinations to reflect that of the legal acquirer.

In consideration for the acquisition of Schyan, Trulieve is deemed to have issued 200,000 shares of Trulieve common stock representing $927,000 total value based on the concurrent financing subscription price of $4.6328 “Note 13 – Share Capital”. This represents an effective exchange ratio for Schyan shares of 0.01235 to 1. The excess of the purchase price over net assets acquired was charged to the consolidated balance sheets as a reduction in share capital. Schyan equity was eliminated.

There were no identifiable assets of Schyan on the date of acquisition. The amounts below were accounted for as an offset to Additional Paid in Capital on the consolidated balance Sheet as the transaction was accounted for as a recapitalization. The acquisition cost has been allocated as follows:

Fair value of 200,000 shares issued	$927,000
Transaction costs	460,423

Total purchase price	$1,387,423

16.	EARNINGS PER SHARE (AS RESTATED)

The following is a reconciliation for the calculation of basic and diluted earnings per share for the years ended December 31, 2019 and 2018:

	2019	2018
		(As Restated)
Net Income	$53,094,449	$10,892,504
Weighted average number of common shares outstanding	110,206,103	101,697,002
Dilutive effect of warrants outstanding	5,111,839	1,504,125

Diluted weighted average number of common shares outstanding	115,317,942	103,201,127

Basic earnings per share	$0.48	$0.11
Diluted earnings per share	$0.46	$0.11

17.	INCOME TAXES (AS RESTATED)

The components of the income tax provision include:

	Year Ended December 31,
	2019	2018
		(As Restated)
Current	$51,494,297	$22,697,218
Deferred	(908,545)	(546,000)

	$50,585,752	$22,151,218

A reconciliation of the Federal statutory income tax rate percentage to the effective tax rate is as follows:

	Year Ended December 31,
	2019	2018
		(As Restated)
Income before income taxes	$103,680,201	$33,043,722
Federal statutory rate	21.0%	21.0%

Theoretical tax expense	21,772,842	6,939,182

State taxes	9,476,772	4,365,584
Other	1,310,053	1,175,534
Tax effect of non-deductible expenses:
Nondeductible share based compensation	—	3,154,108
Section 280E permanent differences	18,026,085	6,516,810

	28,812,910	15,212,036

Tax expense	$50,585,752	$22,151,218

Deferred income taxes consist of the following at December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
		(As Restated)
Deferred tax assets
Lease liability	$1,020,253	$—
Other deferred tax assets	969,217	569,732

Deferred tax liabilities
Right of use assets	(1,098,796)	—
Intangible assets	(6,144,054)	(3,080,440)
Property and equipment	(232,865)	(533,732)

Net deferred tax liability	$(5,486,245)	$(3,044,440)

The Company has a filing obligation in Canada as well, but as there is not expected to be any income for the parent Company, there is no associated tax liability related to the Canadian filing, and any deferred tax asset is not being recognized because it is unlikely the Company will generate sufficient taxable income in Canada to utilize these assets.

The impact of an uncertain income tax position taken in our income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained.

Uncertain tax positions of $3,914,577 are recorded as other long-term liabilities in our consolidated balance sheet as of December 31, 2019. No liability was recorded as of December 31, 2018. No interest and penalties were accrued based on the amount of estimated tax payments made through December 31, 2019.

18.	RELATED PARTIES

The Company had raised funds by issuing notes to various related parties including directors, officers, and shareholders and the balance at December 31, 2019 and 2018 was $12,952,389 and $14,215,131, respectively, as discussed in “Note 8 – Notes Payable Related Party”.

J.T. Burnette, the spouse of Kim Rivers, the Chief Executive Officer and Chair of the board of directors of the Company, is a minority owner of a company (the “Supplier”) that provides construction and related services to the Company. The Supplier is responsible for the construction of the Company’s cultivation and processing facilities, and provides labor, materials and equipment on a cost-plus basis. For the years ended December 31, 2019 and 2018, property and equipment purchases totaled $46,381,878 and $12,131,265. As of December 31, 2019, and 2018, $6,463,125 and $3,356,511 was included in accounts payable in the consolidated balance sheets, as discussed in “Note 6 – Property and Equipment”. The use of the Supplier was reviewed and approved by the independent members of the Company’s board of directors, and, beginning in 2019, all invoices were reviewed by the office of the Company’s General Counsel.

The Company has many leases from various real estate holding companies that are managed by various related parties including Benjamin Atkins, a former director and current shareholder of the Company, and the Supplier. As of December 31, 2019, and under ASC 842, the Company had $18,850,685 and $19,296,170 of right-of-use assets in Property and Equipment, Net and Lease Liability, respectively. Of the $19,296,170 Lease Liability, $1,823,052 is included in Lease Liability – Current. See “Note 6 – Property and Equipment” and “Note 10 – Leases” for further information.

19.	CONTINGENCIES

(a) Operating Licenses

Although the possession, cultivation and distribution of cannabis for medical use is permitted in Florida, California, and Connecticut cannabis is a Schedule-I controlled substance and its use remains a violation of federal law. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company’s inability to proceed with our business plans. In addition, the Company’s assets, including real property, cash and cash equivalents, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

(b) Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Except as disclosed below, at December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated statements of operations and comprehensive income. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

On December 30, 2019, a securities class-action complaint, David McNear v. Trulieve Cannabis Corp. et al., Case No. 1:19-cv-07289, was filed against the Company in the United States District Court for the Eastern District of New York. On February 12, 2020, a second securities class-action complaint, Monica Acerra v. Trulieve Cannabis Corp. et al., Case No. 1:20-cv-00775, which is substantially similar to the complaint filed on December 30, 2019, was filed against the Company in the United States District Court for the Eastern District of New York. Both complaints name the Company, Kim Rivers, and Mohan Srinivasan as defendants for allegedly making materially false and misleading statements regarding the Company’s previously reported financial statements and public statements about its business, operations, and prospects. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 10b-5 promulgated thereunder. The complaint sought unspecified damages, costs, attorneys’ fees, and equitable relief. On March 20, 2020, the Court consolidated the two related actions under In re Trulieve Cannabis Corp. Securities Litigation, No. 1:19-cv-07289, and appointed William Kurek, John Colomara, David McNear, and Monica Acerra as Lead Plaintiffs. The Company filed a motion to dismiss on September 11, 2020. The Company believes that the suit is immaterial and that the claims are without merit and intends to vigorously defend against them.

20.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

(a) Financial Instruments

The Company’s financial instruments carried at fair value consist of money market funds and warrant liability. The Company’s financial instruments where carrying value approximates the fair value as of December 31, 2019 and December 31, 2018 includes cash, accounts payable and accrued liabilities, notes payable, notes payable related party, operating lease liability, finance lease liability, other long-term liabilities and construction finance liability.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

The warrants liability is classified within level 2 of the fair value hierarchy.

There have been no transfers between hierarchy levels during the years ended December 31, 2019 or the year ended December 31, 2018.

The Company’s financial instruments carried at fair value and their classifications as of December 31, 2019 are as follows:

	Level 1	Level 2	Level 3	Total
Financial Assets:
Money Market Funds(1)	$77,992,809	$—	$—	$77,992,809

Financial Liabilities:
Warrant Liability(2)	$—	$9,891,666	$—	$9,891,666

The Company’s financial instruments and their classifications as of December 31, 2018 are as follows:

	Level 1	Level 2	Level 3	Total
Financial Assets:
Money Market Funds(1)	$14,661,451	$—	$—	$14,661,451

(1)

Money market funds are included within cash and cash equivalents in the Company’s consolidated balance sheets. Money market funds are short-term, highly liquid investments readily convertible to known amounts of cash, and their carrying values approximate their fair value. Amounts above do not include $13,820,012 and $9,768,658 of cash as of December 31, 2019 and 2018 respectively.

(2)

During the year ended December 31, 2019, the Company issued subordinate voting purchase warrants for the June and November debt see “Note 10- Debt”. The fair value of the June and November warrants was determined using the Black-Scholes option pricing model. These assumptions were based on the share price and other active market data that is observable, and therefore represent a level 2 measurement.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. During the year ended December 31, 2019, the Company completed several Debt financings see “Note 10 – Debt”.

The following table summarizes the Company’s contractual cash flows:

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total
Accounts Payable and Accrued Liabilities	$24,307,930	$—	$—	$—	$24,307,930
Notes Payable	$—	$6,000,000	$—	$—	$6,000,000
Notes Payable—Related Party	$923,728	$11,979,246	$—	$—	$12,902,974
Other Long-Term Liabilities	$—	$—	$130,000,000	$—	$130,000,000
Operating Lease Liability	$4,386,675	$8,371,535	$7,553,682	$11,417,672	$31,729,564
Finance Lease Liability	$3,752,382	$6,240,219	$5,227,845	$12,453,373	$27,673,819
Construction Finance Liability	$—	$—	$22,955,955	$—	$22,955,955

A summary for future minimum lease payments due under our Lease Liability has been disclosed in “Note 11–Leases”.

(c) Credit Risk

Management does not believe that the Company has credit risk, as the Company’s revenue is generated exclusively through cash transactions. The Company deals almost entirely with on demand sales and does not enter into any wholesale agreements, therefore does not have trade accounts receivable and the Company does not believe there is credit risk.

(d) Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. Interest rates have a direct impact on the valuation of the Company’s debt warrants whose value is calculated by using the Black Scholes method for fair value calculation, for which interest rates are a key assumption used in the Black Scholes valuation model.

(ii) Concentration Risk

The Company operates substantially in Florida. Should economic conditions deteriorate within that region, its results of operations and financial position would be negatively impacted.

(iii) Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company has high volatility as it is a high growth company and the stock is continually increasing. Despite the high volatility the Company does not believe there is price risk as the volatility is due to the increase in stock value and the Company does not anticipate a decline in growth in the near future. The Company believes it has low to moderate levels of risk related to the warranty liability which is affected by the stock price.

(e) Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation (the “FDIC”) limits, which results in the cash in excess of the FDIC limits being at risk if the financial institutions with which it does business fail.

(f) COVID-19 Pandemic

The Company’s business could be materially and adversely affected by the outbreak of a widespread epidemic or pandemic or other public health crisis, including arising from the novel strain of the coronavirus known as COVID-19. This has resulted in significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on our future financial results. Possible future impacts resulting from local or statewide ordinances to help curb the spread of COVID-19 could include limitations on the number of customers in retail stores due to social distancing requirements or forced store closures which forces sales through delivery services.

21.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 11, 2020, which is the date these consolidated financial statements were approved by the board of directors of the Company.

On December 1, 2020, Life Essence, Inc. a subsidiary of the Company (“Life Essence”) entered into an asset purchase agreement pursuant to which Life Essence has agreed to acquire certain assets of Nature’s Remedy of Massachusetts, Inc. for an aggregate purchase price of $13.5 million, with $0.5 million paid in cash at signing and $6.5 million payable in cash at closing and $6.5 million payable in the Company’s Subordinate Voting Shares at closing. The closing of the asset acquisition is subject to customary closing conditions including necessary regulatory approvals.

On October 1, 2020, Life Essence, entered into an asset purchase agreement pursuant to which Life Essence has agreed to acquire certain assets of Patient Centric of Martha’s Vineyard Ltd. for an aggregate purchase price of $4.7 million payable in the Company’s Subordinate Voting Shares at closing. The closing of the asset acquisition is subject to customary closing conditions including necessary regulatory approvals.

On September 21, 2020, the Company concluded the offer and sale of 4,715,000 Subordinate Voting Shares pursuant to an agreement with Canaccord Genuity Corp. (the “Underwriter”) at a price of $18.56 per share. After paying the Underwriter a commission of approximately $4.1 million, we received aggregate consideration of approximately $83.4 million.

On September 16, 2020, the Company entered into definitive agreements pursuant to which Trulieve has agreed to acquire cultivator and producer PurePenn LLC and Pioneer Leasing & Consulting LLC (collectively “PurePenn”) as well as dispensary operator Keystone Relief Centers LLC, doing business as Solevo Wellness (“Solevo”). Trulieve has agreed to acquire PurePenn for an upfront payment of $46 million, comprised of $27 million in Trulieve subordinate voting shares (“Trulieve Shares”) and $19 million in cash, plus a potential earn-out payment of up to approximately $60 million in Trulieve Shares based on the achievement of certain agreed EBITDA milestones. Trulieve has agreed to acquire Solevo for an upfront purchase price of US$20 million, comprised of $10 million in cash and $10 million in Trulieve Shares, plus a potential earn-out payment of up to approximately $15 million in Trulieve Shares based on the achievement of certain agreed EBITDA milestones. The transaction closed on November 12, 2020. Each acquisition was an arm’s length transaction and neither involved a finder’s fee. The acquisitions resulted in a change of control for both PurePenn and Solevo.

On May 20, 2020 2,723,311 warrants were exercised for proceeds of $11,457,514. The exercised warrants were part of the 8,784,872 warrants issued to certain employees during the year ended December 31, 2018.

On February 12, 2020, a second securities class-action complaint, Monica Acerra v. Trulieve Cannabis Corp. et al., Case No. 1:20-cv-00775, which is substantially similar to the complaint filed on December 30, 2019, was filed against the Company, see “Note 19 – Contingencies”.

Subsequent to December 31, 2019, financial markets have been negatively impacted by the novel Coronavirus or COVID-19, which was declared a pandemic by the World Health Organization on March 12, 2020. This has resulted in significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on our future financial results. Possible future impacts resulting from local or statewide ordinances to help curb the spread of COVID-19 could include limitations on the number of customers in retail stores due to social distancing requirements or forced store closures which forces sales through delivery services.

75,350,422 Subordinate Voting Shares

PROSPECTUS

                    , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by us. All amounts are estimated except the SEC registration fee.

Amount
SEC registration fee	$	*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Miscellaneous		*
Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

We are subject to the provisions of Part 5, Division 5 of the Business Corporations Act (British Columbia).

Under Section 160 of the Business Corporations Act (British Columbia), we may, subject to Section 163 of the Business Corporations Act (British Columbia):

(a)	indemnify an individual who:

(i)	is or was a director or officer of our company,

(ii)	is or was a director or officer of another corporation (A) at a time when such corporation is or was an affiliate of our company; or (B) at our request, or

(iii)

at our request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties, defined below, to which the eligible party is or may be liable; and

(b)	after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

(i)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding,

(ii)

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation (A) is or may be joined as a party, or (B) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding,

(iii)	“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding, and

(iv)	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Under Section 161 of the Business Corporations Act (British Columbia), and subject to Section 163 of the Business Corporations Act (British Columbia), we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the Business Corporations Act (British Columbia), and subject to Section 163 of the Business Corporations Act (British Columbia), we may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that we must not make such payments unless we first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the Business Corporations Act (British Columbia), the eligible party will repay the amounts advanced.

Under Section 163 of the Business Corporations Act (British Columbia), we must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the Business Corporations Act (British Columbia), as the case may be, if any of the following circumstances apply:

(a)

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, we were prohibited from giving the indemnity or paying the expenses by our memorandum or Articles;

(b)

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, we are prohibited from giving the indemnity or paying the expenses by our memorandum or Articles;

(c)

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of our company or the associated corporation, as the case may be; or

(d)

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of our company or by or on behalf of an associated corporation, we must not either indemnify the eligible party under Section 160(a) of the Business Corporations Act (British Columbia) against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160(b), 161 or 162 of the Business Corporations Act (British Columbia), as the case may be, in respect of the proceeding.

Under Section 164 of the Business Corporations Act (British Columbia), and despite any other provision of Part 5, Division 5 of the Business Corporations Act (British Columbia) and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the Business Corporations Act (British Columbia), on application of our company or an eligible party, the court may do one or more of the following:

(a)	order us to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(b)	order us to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c)	order the enforcement of, or any payment under, an agreement of indemnification entered into by us;

(d)	order us to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the Business Corporations Act (British Columbia); or

(e)	make any other order the court considers appropriate.

Section 165 of the Business Corporations Act (British Columbia) provides that we may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation.

Pursuant to Article 20 of our articles relating to indemnification, subject to the Business Corporations Act (British Columbia), we must indemnify an individual, whom our articles refer to as an “eligible party”, and such eligible party’s heirs and legal personal representatives, against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action, whether current, threatened, pending or completed, in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of our company is or may be joined as a party, or is or may be liable in respect of a judgement, penalty or fine in, or expenses related to, the proceeding. Our articles define the term “eligible party” to mean an individual who (i) is or was a director or officer of our company, (ii) is or was a director or officer of another corporation, (A) at a time when that other corporation is or was an affiliate of our company or, (B) at the request of our company, or (iii) at the request of our company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity.

Subject to any restrictions in the Business Corporations Act (British Columbia), our articles permit us to indemnify any person. Our articles also permit our company to purchase and maintain insurance against any liability incurred by an individual (or his or her heirs or personal legal representatives) who (i) is or was a director, officer, employee or agent of our company, (ii) is or was a director, officer, employee or agent of another corporation at a time when the other corporation is or was an affiliate of our company, (iii) at the request of our company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity, (iv) at the request of our company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity, where such liability is or was incurred by such individual as such director, officer, employee or agent or person who holds or held such equivalent position.

We maintain policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and under which coverage is provided to us with respect to payments which we may make to such directors and officers pursuant to the above indemnification provisions or otherwise.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) PurePenn and Solevo Wellness Acquisitions

On November 12, 2020 we issued an aggregate of 1,780,061 Subordinate Voting Shares in connection with our acquisition of PurePenn LLC and Pioneer Leasing & Consulting LLC, which we refer to collectively as PurePenn, and Keystone Relief Centers LLC, which we refer to herein as Solevo Wellness. For purposes of our acquisition of PurePenn and Solevo Wellness, the agreed upon value of our Subordinate Voting Shares was $20.79 per share. The Subordinate Voting Shares were issued to the equity holders of PurePenn and Solevo Wellness.

No underwriters were used in the foregoing transactions. These sales of securities were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder for transactions by an issuer not involving a public offering.

(b) September 2020 Subordinate Voting Share Offering.

On September 21, 2020, the Company concluded the offering and sale of 4,715,000 Subordinate Voting Shares in exchange for an aggregate offering price of $18.66. The offering was conducted pursuant to the terms of an Amended and Restated Underwriting Agreement by and among the Company and Canaccord Genuity Corp., Beacon Securities Limited, Cormark Securities Inc., Echelon Wealth Partners Inc., and PI Financial Corp as underwriters. The underwriters received an aggregate underwriting commission of approximately $4.0 million in connection with the offering. After paying the underwriting commission, the Company received aggregate consideration of $84.0 million. The offering was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act for the issuance of shares to persons outside of the United States. The U.S. offering was structured as follows: (i) a resale by the underwriters or their United States registered broker-dealer affiliates (the “U.S. Affiliate”) of the Subordinate Voting Shares purchased pursuant to the terms of the Underwriting Agreement pursuant to Rule 144A to qualified institutional buyers or (ii) a sale by the Company pursuant to Section 4(a)(2) of the Securities Act to purchasers arranged by the underwriters or their U.S. Affiliates that qualified as institutional accredited investors meeting one or more of the criteria in Rule 501(a)(1), (2), (3) or (7) of Regulation D and with whom the underwriters or their U.S. Affiliates had a pre-existing relationship.

The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemptions from the registration requirements of the Securities Act, as set forth above. All investors described above represented to us in connection with the issuance of the Subordinate Voting Shares that they were qualified institutional buyers or institutional accredited investors.

(c) June/November 2019 Unit Offering

The Company issued $70,000,000 aggregate principal amount of notes (the “June Notes”) on June 18, 2019 and $60,000,000 aggregate principal amount of notes (the “November Notes”) on November 7, 2019. The June Notes and the November Notes (collectively, the “2024 Notes”) form a single series, trade under the same CUSIP number and have the same terms as to status, redemption or otherwise. The 2024 Notes were issued pursuant to the terms and conditions of the note indenture (the “Note Indenture”) dated June 18, 2019, between the Company and Odyssey Trust Company, as trustee thereunder (in such capacity, the “Trustee”). The 2024 Notes bear interest at the rate of 9.75% per annum, payable semi-annually, in equal instalments, in arrears on June 18 and December 18 of each year, commencing on December 18, 2019. The 2024 Notes are irrevocably and unconditionally guaranteed by Trulieve US and will mature on June 18, 2024. The 2024 Notes rank senior in right of payment to all existing and future subordinated indebtedness of the Company (as such term is defined in the Note Indenture). The 2024 Notes are subordinated in right of payment only to any indebtedness that ranks senior to the 2024 Notes by operation of law.

The Company issued an aggregate of 1,470,000 Subordinate Voting Share purchase warrants of the Company (the “June Warrants”) on June 18, 2019 and an aggregate of 1,560,000 Subordinate Voting Share purchase warrants (the “November Warrants” and together with the June Warrants, the “Note Warrants”) on November 7, 2019. The November Warrants form of single class with, trade under the same CUSIP number as, and have the same terms as the June Warrants. The Note Warrants are governed by a warrant indenture dated June 18, 2019, as supplemented pursuant to a supplement dated November 7, 2019 (collectively, the “Warrant Indenture”) between the Company and Odyssey Trust Company, as warrant agent thereunder (in such capacity, the “Warrant Agent”). Each Warrant entitles the holder thereof to purchase one Subordinate Voting Share of the Company at an exercise price of C$17.25 per share at any time prior to 5:00 p.m. (Vancouver time) on June 18, 2022, subject to adjustment in certain events.

The transaction was structured as an offering of units (the “Units”) of the Company in the United States, with each Unit comprised of one $1,000 aggregate principal amount of 9.75% senior secured notes due 2024 of the Company and 26 Subordinate Voting Share purchase warrants of the Company, to, or for the account or benefit of, persons in the “United States”, as such term is defined in Regulation S under the Securities Act, and “U.S. persons,” as such term is defined in Regulation S, in transactions exempt from registration under the U.S. Securities Act. The Company’s aggregate offering price for the Units was $127.4 million. No underwriters were involved in the foregoing issuance, but Canaccord acted as placement agent and received an aggregate fee of $3.9 million in connection with the offering. Accordingly, the Company received net consideration of $123.5 million after payment of such fee. The offering was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act for the issuance of securities to persons outside of the United States. The Units were sold to qualified institutional buyers, as such term is defined in Rule 144A under the Securities Act, who were also “accredited investors” as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act, by Canaccord through its United States registered broker-dealer affiliate (the “U.S. Affiliate”), with sales made directly by the Company, in each case in compliance with Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

The securities described in this section (b) of Item 15 were issued to investors in reliance upon the exemptions from the registration requirements of the Securities Act, as set forth above. All investors described above represented to us in connection with the issuance of the Subordinate Voting Shares that they were qualified institutional buyers or institutional accredited investors.

(d) The Transaction

On September 21, 2018, we completed the Transaction and acquired all of the securities of Trulieve US by way of a plan of merger. Pursuant to the Transaction, a wholly owned subsidiary of Trulieve Cannabis Corp. created to effect the Transaction merged with and into Trulieve US and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp. In connection with the Transaction, 10,927,500 issued and outstanding subscription receipts of Trulieve US were exchanged for 10,927,500 Subordinate Voting Shares of Trulieve Cannabis Corp. (3,573,450 of which Subordinate Voting Shares were immediately converted into 35,734.50 Multiple Voting Shares), 548,446 broker warrants of Trulieve US were exchanged for 548,446 broker warrants to purchase Subordinate Voting Shares of Trulieve Cannabis Corp. at an exercise price of $6.00, and 8,784,872 compensation warrants of Trulieve US were exchanged for 8,784,872 compensation warrants to purchase Subordinate Voting Shares of Trulieve Cannabis Corp. at an exercise price of $6.00. In addition, we issued 134,368 Multiple Voting Shares and 852,466 Super Voting Shares in connection with the Transaction.

No underwriters were involved in the foregoing issuance. The securities described in this section (c) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Rule 506(b) of Regulation D under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The offering was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act for the issuance of securities to persons outside of the United States. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(e) Stock Option Grants and Exercises

Since September 21, 2018, we have issued to certain employees, directors and consultants options to purchase an aggregate of 1,294,709 Subordinate Voting Shares, of which, as of September 30, 2020, 18,394 had been net exercised, 137,339 had been forfeited, and 1,138,976 remained outstanding at a weighted average exercise price of $11.71 per share.

The stock options and the Subordinate Voting Shares issued and issuable upon the exercise of such options as described in this section (d) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item16. Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Merger Agreement, dated September 11, 2018, by and between Schyan Exploration Inc./Exploration Schyan Inc., Schyan Sub, Inc., and Trulieve, Inc.

3.1	Articles of Trulieve Cannabis Corp., as amended

4.1	Subordinate Voting Shares Specimen Stock Certificate

4.2	Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated September 21, 2018, by and between Trulieve, Inc. and Kim Rivers

4.3	Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated September 21, 2018, by and between Trulieve, Inc. and George Hackney, Jr.

4.4	Amended and Restated Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated as of September 21, 2018, by and between Trulieve, Inc. and Craig Kirkland

4.5	Amended and Restated Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated as of September 21, 2018, by and between Trulieve, Inc. and the Jason B. Pernell Family Trust dated July 31, 2020

4.6	Amended and Restated Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated as of September 21, 2018, by and between Trulieve Cannabis Corp. and Michael J. O’Donnell as Trustee of the Michael J. O’Donnell Revocable Trust

4.7	Trust Indenture, dated June 18, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company

4.8	Warrant Indenture, dated June 18, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company

4.9	Supplemental Warrant Indenture, dated November 6, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company

5.1*	Opinion of DLA Piper LLP

10.1‡	Schyan Exploration Inc. Stock Option Plan

10.2	Advisory Board Member Agreement, dated December 18, 2019, by and between Trulieve Cannabis Corp. and Tommy Millner

10.3	Advisory Board Member Agreement, dated December 18, 2019, by and between Trulieve Cannabis Corp. and Susan Thronson

Exhibit No.	Description

10.4‡	Executive Employment Agreement, dated June 1, 2020 by and between Trulieve, Inc. and Alex D’Amico

10.5‡	Executive Employment Agreement, dated June 25, 2020, by and between Trulieve, Inc. and David Lummas

10.6‡	Employment Agreement, dated February 14, 2019, by and between Trulieve, Inc. and Eric Powers

10.7‡	Employment Agreement, dated March 5, 2019, by and between Trulieve, Inc. and Timothy Morey

10.8‡	Employment Agreement, dated October 31, 2019, by and between Trulieve, Inc. and Valda Coryat

10.9‡	Form of Director and Officer Indemnity Agreement, dated September 21, 2018, by and between Trulieve Cannabis Corp. and each of Kim Rivers, Thad Beshears, George Hackney, Richard S. May, Michael J. O’Donnell and Jason Pernell

10.10‡	Form of Share Distribution Agreement (Organized Trade), dated July 2020, by and between Trulieve Cannabis Corp. and F. Ashley May, Frederick B. May Family Irrevocable Trust – 2018, John B. May Family Irrevocable Trust 2018, Elizabeth Bailey May, Elizabeth S May, Frederick B. May, Peter T. Healy, John B. May Sr., Richard S. May, Susan E Thronson, Jason Pernell, Kim Rivers, Thomas L Millner and Shade Leaf Holdings, LLC

10.11‡	Share Distribution Agreement (Trading Plan), dated July 2020, by and between Trulieve Cannabis Corp. and Thad Beshears

10.12	Lease Agreement between One More Wish, LLC and Trulieve, Inc., dated April 29, 2020

10.13	Lease Agreement between One More Wish II, LLC and Trulieve, Inc., dated August 2018

10.14	Loan and Security Agreement, by and between Traunch Four, LLC, and George Hackney, Inc., dated May 24, 2018

10.15

Promissory Note, dated May 24, 2018, by and between George Hackney, Inc., d/b/a Trulieve and Traunch Four, LLC, as amended by that certain First Amendment to Promissory Note dated as of December 31, 2019

10.16	Consulting Agreement, dated April 21, 2020 between Dickinson & Associates, Inc., and Trulieve Holdings, Inc.

10.17	Coattail Agreement, dated September 21, 2018, by and among Trulieve Cannabis Corp., Odyssey Trust Company and holders of the Super Voting Shares

10.18	Share Conversion Agreement by and between Trulieve Cannabis Corp. and Kim Rivers

10.19	Agreement and Plan of Merger, dated September 16, 2020, by and among Pioneer Leasing and Consulting LLC, the members thereof, Raymond Boyer, as the representative of each seller thereunder, Trulieve PA Merger Sub 2 Inc. and Trulieve Cannabis Corp.

10.20	Registration Rights Agreement, dated November 12, 2020, by and among Trulieve Cannabis Corp., each of the shareholders set forth therein, and Raymond Boyer, as the representative of each of the shareholders set forth therein

10.21	Agreement and Plan of Merger, dated September 16, 2020, by and among PurePenn LLC, the members thereof, Trulieve Cannabis Corp. and Trulieve PA Merger Sub 1, Inc.

10.22	Registration Rights Agreement, dated November 12, 2020, by and among Trulieve Cannabis Corp., each of the shareholders set forth therein, and Gabriel A. Perlow, as the representative of each of the shareholders set forth therein

10.23	Membership Interest Purchase Agreement, dated September 16, 2020, by and among Keystone Relief Centers LLC, the sellers set forth therein, Dr. Robert Capretto, as the representative of each seller set forth therein, Trulieve PA LLC and Trulieve Cannabis Corp.

Exhibit No.	Description

10.24	Asset Purchase Agreement, dated October 1, 2020, by and between Life Essence, Inc. and Patient Centric of Martha’s Vineyard Ltd.

10.25	Asset Purchase Agreement, dated December 1, 2020, by and among Life Essence, Inc. Trulieve Cannabis Corp., Sammartino Investments, LLC, Natures’s Remedy of Massachusetts, Inc. and John Brady

10.26	Promissory Note, dated May 24, 2018, by and between George Hackney, Inc., d/b/a Trulieve and Kim Rivers, as amended by that certain First Amendment to Promissory Note dated as of December 31, 2019

21.1	Subsidiaries of the Registrant

23.1*	Consent of MNP LLP

23.2*	Consent of DLA Piper LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
‡	Management contract or compensatory plan or arrangement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That: Paragraphs (a)(i), (a)(ii), and (a)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Quincy, The State of Florida, on the          day of                 , 2020.

TRULIEVE CANNABIS CORP.

By:
Kim Rivers
Chief Executive Officer

POWER OF ATTORNEY

NOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Kim Rivers and Eric Powers as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Kim Rivers	Director and Chief Executive Officer (Principal Executive Officer)	, 2020

Alex D’Amico	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020

Thad Beshears	Director	, 2020

George Hackney	Director	, 2020

Peter Healy	Director	, 2020

Richard May	Director	, 2020

Thomas Millner	Director	, 2020

Signature	Title	Date

Michael J. O’Donnell, Sr.	Director	, 2020

Susan Thronson	Director	, 2020